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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    Form 10

                  General Form For Registration of Securities
                      Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                               ----------------

                               Bcom3 Group, Inc.
             (Exact name of registrant as specified in its charter)

                Delaware                               36-4345638
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                Identification No.)

          35 West Wacker Drive                           60601
              Chicago, IL                              (Zip Code)
    (Address of principal executive
                offices)

                                 (312) 220-1000
              (Registrant's Telephone Number, Including Area Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
        to be registered                        each class is to be registered
       -------------------                      ------------------------------
              None                                           N/A

   Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock, $.01 Par
                                Value Per Share
                                (Title of class)

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

                               TABLE OF CONTENTS

ITEM 1. BUSINESS..........................................................   1
     General Background...................................................   1
     Description of our Business..........................................   1
     Competition and Other Factors........................................   2

ITEM 2. FINANCIAL INFORMATION.............................................   3

ITEM 3. PROPERTIES........................................................   9

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....   9
     Beneficial Ownership.................................................   9
     Stock Purchase Agreement.............................................  10

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS..................................  13
     Current Directors and Executive Officers.............................  13
     Voting Trust Agreement...............................................  14

ITEM 6. EXECUTIVE COMPENSATION............................................  16
     General Background...................................................  16
     Summary Compensation Table...........................................  16
     Pension Plans........................................................  17
     Employment Agreements................................................  18
     Management Transition Agreements.....................................  19
     Equity Incentive Plan................................................  20
     Director Compensation................................................  20
     Compensation Committee Interlocks and Insider Participation..........  20

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................  20
     Investments by Dentsu................................................  20
     NOVO Rescission......................................................  21

ITEM 8. LEGAL PROCEEDINGS.................................................  22

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
        AND RELATED STOCKHOLDER MATTERS...................................  22
     Record Holders and Beneficial Owners.................................  22
     Transfer Restrictions and Absence of Public Market...................  22
     Common Stock Equivalents.............................................  22
     Shares Available for Future Sale.....................................  23
     Dividends and Dividend Policy........................................  23

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..........................  23

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..........  23
     Authorized Capital Stock.............................................  23
     Voting Rights........................................................  24
     Other Rights.........................................................  24

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS........................  25
     General Corporation Law..............................................  25
     Certificate of Incorporation and Bylaws..............................  25

     Liability Insurance..................................................  25

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA......................  25

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE.............................................  25

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS................................  26
     Financial Statements.................................................  26
     Exhibits.............................................................  26

Item 1. Business

 General Background

   Bcom3 is one of the world's leading advertising and marketing communications services holding companies. We were created through the business combination of The Leo Group and The MacManus Group in January 2000. As a result of this business combination, we have more than 500 offices in over 90 countries, and more than 17,000 employees. Our most significant global brands include Leo Burnett, D'Arcy Masius Benton & Bowles, Starcom MediaVest Group, Manning Selvage & Lee, and Medicus Group International. We have more than 3,000 clients.

   Our objective is to be one of the strongest, most competitive companies in the advertising and marketing communications services industry. We pursue this objective by focusing on the core communications needs of our clients, both as they exist today and as they will emerge in the future, with a particular emphasis on creativity, collaboration, and client-focused brand building initiatives.

   As a result of the business combination, we have assembled the complementary resources needed to serve the advertising and marketing communications requirements of our clients around the world. Our service offerings include creation and production of advertising; branding and brand building; strategic media planning and buying; marketing research and consultation; public relations; healthcare marketing and communications; multicultural and urban marketing; direct and database marketing; interactive and digital communications; financial and business-to-business advertising; directory advertising; field marketing; integrated merchandising and sales promotion programs; sports and event marketing; telemarketing; new product design and development; package design; and internet and digital media development.

   We have a strategic relationship with Dentsu, which is the largest full-service advertising and marketing communications services company in Japan and throughout Asia, and the single largest advertising agency brand in the world. This strategic relationship is focused on aligning with Dentsu to serve significant Dentsu clients in markets outside of Japan and Asia, as well as on increasing our own presence in Japan, the second largest advertising market in the world. As part of the strategic relationship, Dentsu purchased approximately 20% of our Common Stock (measured after dilution for our management equity incentive plan) in March 2000 as an equity investment. Dentsu also shares certain intellectual property and know-how with us. In Japan, we recently merged our operations with certain Dentsu operations to form Beacon Communications. We hold a majority interest in Beacon Communications, and expect it will become one of the top 10 agencies in Japan and the largest western-run agency in Asia.

   We are a privately-held company, and there is no trading in our shares. Excluding Dentsu, all of our stockholders (a total of approximately 660 of our current and former employees) have deposited their shares into a voting trust, with four of our executive officers serving as the voting trustees. In addition, all of our stockholders, including Dentsu, have agreed to stock transfer and other standstill restrictions on their shares. Although we are a privately-held company, we have announced our intention to pursue an initial public offering of our shares at a future date deemed appropriate by our Board of Directors and subject to equity market conditions.

   Our corporate headquarters are located at 35 West Wacker Drive, Chicago, IL 60601, and our main telephone number is 312.220.1000. We also have corporate offices at 825 Eighth Avenue, New York, NY 10019.

 Description of Our Business

   We provide advertising and marketing communications services to our clients around the world through such well-known global brands as Leo Burnett, D'Arcy Masius Benton & Bowles, Starcom MediaVest Group, Manning Selvage & Lee, and Medicus Group International. We also provide such services to our clients under a number of regional or specialized brands, including N.W. Ayer & Partners, Bartle Bogle Hegarty, Beacon Communications, Bromley Communications, Buehler & Partners, Capps Digital, Cartwright Williams Direct, chemistri, Clarion Marketing & Communications, D'Arcy Direct, Giant Step, Hard Reality, Highway One, IMP,

Kaplan Thaler Group, Lapiz, The Lab, Leo Burnett NorthStar, Leo Burnett Technology, Masius, Moroch Partners, NOVO, Vigilante, and Williams-Labadie Advertising.

   Our advertising agencies serve some of the world's leading advertisers, including Allstate Insurance, Bristol-Myers Squibb, Capital One, Coca-Cola, Diageo, Ernst & Young, Fiat, General Motors, Kellogg, M&M/Mars, Maytag, McDonald's, Nintendo, Philip Morris, Philips, Pillsbury, Procter & Gamble, and Walt Disney. We have long standing relationships with many of our clients, extending back more than 25 years on average for our top 10 clients.

   Our advertising agencies have produced some of the industry's most famous campaigns, such as "Look, Ma. No Cavities!," for Crest; "A Diamond is Forever," for DeBeers; "This Bud's for You," for Anheuser Busch; "The Pause that Refreshes," for Coca-Cola; "Reach Out and Touch Someone," for AT&T; "The Best Part of Wakin' Up," for Folgers; and "Please Don't Squeeze the Charmin" for Procter & Gamble. In addition, we have created such enduring brand icons as the Marlboro man, for Philip Morris; Tony the Tiger, for Kellogg; the Jolly Green Giant, for Pillsbury/Green Giant; the Pillsbury Doughboy, for Pillsbury; the Keebler elves, for Keebler; and the Maytag repairman, for Maytag.

   We are also one of the world's leading providers of strategic media planning and buying services, helping our clients plan and place their advertising and other marketing communications using television, print, radio, and other major media. In July 2000, our Starcom MediaVest Group won the assignment to help General Motors craft its strategic media plans across its divisions, representing $2.9 billion in advertising expenditures, the largest such media planning assignment in advertising history. In January 2001, Ad Age Global named Starcom MediaVest Group the "Global Media Network of the Year," and Adweek named it the "Media Company of the Year."

   We are well diversified across geographies, with operations that cover the United States, Europe, Asia Pacific, Latin America, Canada, the Middle East and Africa. As noted above, we have more than 500 offices in over 90 countries, and more than 17,000 employees, approximately 63% of whom work outside the United States.

 Competition and Other Factors

   The advertising and marketing communications services industry is highly competitive. Our operating units must compete with other advertising agencies, and with other providers of marketing communications services that are not advertising agencies, in order to maintain existing client relationships and obtain new clients.

   Competition in the advertising business depends to a large extent on the client's and the consumer's view of the quality of an agency's "creative product." Another important competitive consideration is an agency's ability to serve clients, particularly large multinational clients, on a broad geographic basis. Increasing size can limit an agency's potential for securing new business, however, because many clients prefer not to be represented by an agency that also represents a competitor. Also, clients frequently wish to have different products represented by different agencies. For this reason, major advertising and marketing communications services groups such as Bcom3 tend to have multiple agency brands.

   Our top 20 clients accounted for 48.5% of our annual revenues in 2000. While we might suffer material adverse consequences if one of our largest clients were to completely cease doing business with us, we believe that such an event is very unlikely. First, we generally represent several different brands or divisions within each of our largest clients, typically in a number of different geographical markets, and often under more than one of our own brands. Moreover, we normally deal with several different, independent decision makers at each such client. Furthermore, as noted above, we have longstanding relationships with our largest clients.

   The advertising business is subject to significant government regulation, both domestic and foreign. These regulations include specific rules, prohibitions, media restrictions, and labeling, disclosure, and warning requirements with respect to advertising directed at children; with respect to the protection of consumer privacy; and with respect to the advertising for certain products, such as tobacco and alcohol. We provide services to several clients affected by these regulations, including tobacco-related advertising assignments for Philip Morris. Government regulators have proposed further such restrictions from time to time, which, if adopted, may have an adverse effect on our advertising revenues.

   Our international operations are also exposed to certain risks that affect foreign operations of all kinds, such as local legislation, monetary devaluation, exchange control restrictions, and unstable political conditions.

Item 2. Financial Information

 Forward Looking Statements

   This Form 10 contains disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envisage," "plan," or "continue." These forward-looking statements are based upon the current plans or expectations of Bcom3 and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and our future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by us or on behalf of us.

 Selected Financial Data

   The following table sets forth our selected financial data and should be read in conjunction with our consolidated financial statements which begin on page F-1 (in thousands except per share amounts):

                                                  Leo Burnett Worldwide, Inc.
                             Bcom3          (Formerly known as The Leo Group, Inc.)
                           Year Ended                (Predecessor Company)
                          December 31,              Years Ended December 31,
                          ------------    --------------------------------------------
                              2000           1999       1998       1997      1996(4)
                          ------------    ---------- ---------- ---------- -----------
                                                                           (Unaudited)
Operating Data:
 Revenue................   $1,833,727     $  934,200 $  831,100 $  811,300 $  803,500
 Net (loss) income......      (65,613)(1)     28,500     22,700     17,000     37,700
 Net loss per common
  share(2)..............   $   (36.34)    $      --  $      --  $      --  $      --
 Dividends declared per
  common share(3).......   $      --      $     0.60 $      --  $      --  $      --
Balance Sheet Data:
 Working capital........   $  272,755     $   53,900 $   44,200 $  137,200 $  148,400
 Total assets...........    4,463,273      1,601,000  1,338,000  1,258,500  1,208,900
 Long-term obligations:
 Long-term debt less
  current maturities....      389,128          2,600      7,800      4,900      3,500
 Real estate finance
  obligation............      195,321        203,400    214,200    219,500    217,300
 Deferred compensation
  and accrued retirement
  benefits..............      123,461         45,100     46,700     49,400     41,000
 Mandatorily redeemable
  stock.................      239,126        195,100    151,200    157,800    153,300

--------
(1) Includes both a nonrecurring charge of $71.9 million related to a stock redemption offer in connection with the business combination and a $64.9 million goodwill amortization charge which resulted from the business combination, with no associated tax benefits for either charge.
(2) Net loss per common share is calculated only on the outstanding Class B common shares, which were issued to Dentsu in March 2000 in connection with its investment in Bcom3. All Class A common shares are treated as Mandatorily redeemable stock and are excluded from the calculation.
(3) Dividends declared per Mandatorily redeemable share excludes distributions to stockholders when we were a Subchapter S corporation in 1996, 1997 and 1998. These distributions were primarily made to cover our stockholders' tax liability with respect to the flow through income of the Subchapter S corporation.
(4) Reflects the combined financial information for Leo Burnett Company, Inc. and Leo Burnett Worldwide, Inc.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

   The following unaudited combined pro forma statement of operations for the year ended December 31, 2000 gives effect to the business combination of The Leo Group and The MacManus Group as if it had occurred on January 1, 2000. Bcom3 accounted for the business combination as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The purchase price for The MacManus Group in the business combination was approximately $690.1 million ($1,123.5 million reduced by a $433.4 million compensation charge related to a redemption of The MacManus Group shares that immediately preceded the business combination). The purchase price was determined by multiplying the number of Bcom3 Class A common shares issued (5,981,100) for all of the remaining shares outstanding after the redemption of The MacManus Group at the time of the business combination by the value of a Bcom3 Class A common share at the time of the business combination ($115.38). Because the business combination was accounted for using the purchase accounting method, the historical statement of operations data for the year ended December 31, 2000 includes the accounts of The MacManus Group from the closing of the business combination on January 31, 2000 through December 31, 2000 and The Leo Group for the twelve months ended December 31, 2000.


   The pro forma information is based upon historical information as presented in the Consolidated Financial Statements and the Notes thereto and does not purport to present what actual results would have been had the business combination, in fact, occurred at January 1, 2000 or to project results for any future period. Historical and pro forma results are for the year ended December 31, 2000.

                                            The
In thousands except per                  MacManus
share amounts                Historical  Group (1)  Adjustments    Pro Forma
                             ----------  ---------  -----------    ----------
Revenues.................... $1,833,727  $  60,415   $     --      $1,894,142
Operating expenses
 Compensation and employee
  benefits..................  1,134,699     41,592         --       1,176,291
 Office and related
  expenses..................    135,040      5,133         --         140,173
 Depreciation and
  amortization expense......    129,016      1,569       5,479 (2)    136,064
 Other general expenses.....    330,836     11,072         --         341,908
 Nonrecurring charges.......     71,889    433,372    (505,261)(3)        --
                             ----------  ---------   ---------     ----------
  Total operating expenses..  1,801,480    492,738    (499,782)     1,794,436
                             ----------  ---------   ---------     ----------
Operating income (loss).....     32,247   (432,323)    499,782         99,706

Other income (expense)
 Interest income............     34,487        625         --          35,112
 Interest expense...........    (58,555)    (1,091)     (3,036)(4)    (62,682)
 Foreign currency loss......     (2,980)      (570)        --          (3,550)
 Other, net.................        193        --          --             193
                             ----------  ---------   ---------     ----------
  Total other income
   (expense)................    (26,855)    (1,036)     (3,036)       (30,927)
                             ----------  ---------   ---------     ----------
Income (loss) before
 taxes/minority interest....      5,392   (433,359)    496,746         68,779
Income taxes................     66,643      2,229      (1,894)        66,978
                             ----------  ---------   ---------     ----------
(Loss) income before
 minority interest..........    (61,251)  (435,588)    498,640          1,801
Equity in affiliates........      3,926       (409)        --           3,517
Minority interest...........     (8,288)      (331)        --          (8,619)
                             ----------  ---------   ---------     ----------
Net (loss) income........... $  (65,613) $(436,328)  $ 498,640     $   (3,301)
                             ==========  =========   =========     ==========
Net loss per common share
 (5)........................ $   (36.34)                           $   (16.98)
Weighted average common
 shares outstanding.........  3,421,734                             3,421,734

--------
(1) Represents the historical results of The MacManus Group for the period from January 1, 2000 through the closing of the business combination on January 31, 2000.
(2) Represents one month of amortization expense related to goodwill generated as a result of the purchase of The MacManus Group.
(3) Represents the elimination of the nonrecurring charges related to the stock redemptions.
(4) Represents interest expense related to additional debt associated with the redemptions.
(5) Earnings per share is calculated in accordance with the accounting policies described in Note 2 to the Consolidated Financial Statements of Bcom3.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements of Bcom3 and its predecessor company, The Leo Group, and the notes thereto included elsewhere in this Form 10.

Overview

   General: Bcom3 is one of the world's leading advertising and marketing communications services holding companies. We were created through the business combination of The Leo Group and The MacManus Group in January 2000. We have more than 500 offices in over 90 countries, and more than 17,000 employees. Our service offerings include creation and production of advertising; branding and brand building; strategic media planning and buying; marketing research and consultation; public relations; healthcare marketing and communications; multicultural and urban marketing; direct and database marketing; interactive and digital communications; financial and business-to-business advertising; directory advertising; field marketing; integrated merchandising and sales promotion programs; sports and event marketing; telemarketing; new product design and development; package design; and internet and digital media development. We are well diversified across geographies, with operations that cover the United States, Europe, Asia Pacific, Latin America, Canada, the Middle East and Africa.

   Clients: Our top 20 clients accounted for 48.5% of our annual revenues in 2000. While we might suffer material adverse consequences if one of our largest clients were to completely cease doing business with us, we believe that such an event is very unlikely. First, we generally represent several different brands or divisions within each of our largest clients, typically in a number of different geographical markets, and often under more than one of our own brands. Moreover, we normally deal with several different, independent decision makers at each such client. Furthermore, we have longstanding relationships with our largest clients.

   Employees: We employed over 17,000 employees as of December 31, 2000, approximately 63% of whom work outside of the United States.

   Revenues: Revenues consist principally of fees for services and for production of advertisements. Additionally, revenue is derived from commissions for placement of advertisements in various media. Revenues are diversified across geographic regions, with various sectors of the economy and types of advertising and marketing communications services provided. In 2000, approximately 52.1% of revenues were derived from U.S. operations, and 28.3% from operations in Europe. The remainder was divided among the operations in Asia Pacific, Latin America, Canada, the Middle East and Africa. In addition, we represent clients in a variety of industries, including consumer packaged goods, automotive, food and beverage, financial services, technology and health care. One of our clients individually represents a significant source of revenue. This client accounted for approximately 12% of our 2000 revenues from providing advertising and marketing communications services.

   The following information for the year ended December 31, 2000 is provided on a pro forma basis as if the business combination occurred on January 1, 2000. For comparative purposes, the pro forma amounts for the year ended December 31, 1999 have been included, assuming the business combination occurred on January 1, 1999. The pro forma information shown below (1) reflects the effect of the business combination and the related amortization expense,
(2) reflects the interest expense associated with The MacManus Group and The Leo Group stock redemptions preceding the business combination and (3) excludes the nonrecurring charge relating to such redemptions (in thousands):

                                                           2000        1999
                                                        ----------  ----------
   Revenue............................................. $1,894,142  $1,721,631
   Operating expense...................................  1,794,436   1,649,447
                                                        ----------  ----------
   Operating income....................................     99,706      72,184
   Other expenses......................................     30,927      49,878
                                                        ----------  ----------
   Income before taxes/minority interest...............     68,779      22,306
   Taxes...............................................     66,978      36,688
   Equity in affiliates/minority interest..............     (5,102)     (8,974)
                                                        ----------  ----------
   Net loss............................................ $   (3,301) $  (23,356)
                                                        ==========  ==========

Results of Operations

 2000 Pro Forma of Bcom3 compared to 1999 Pro Forma of Bcom3

   Revenues: In 2000, our consolidated worldwide revenue increased 10.0% to $1,894.1 million from $1,721.6 million in 1999, reflecting growth in both domestic and international operations. Our 2000 domestic revenue increased 12.9% to $982.7 million from $870.8 million in 1999. The effect of acquisitions, net of divestitures, accounted for a 1.2% increase. The remaining 11.7% increase was due to net new business wins and higher net revenue from existing clients. Our 2000 international revenue increased 7.1% to $911.4 million from $850.9 million in 1999. The effect of acquisitions, net of divestitures, accounted for a 1.0% increase. Changes in translation of foreign currencies to the U.S. Dollar decreased international revenue by 10.4% as compared to 1999, driven primarily by decreases in the value of the Euro and the British pound relative to the U.S. Dollar. The remaining 16.5% increase was due to net new business wins and higher net revenue from existing clients.

   Expenses: Operating expenses for 2000 increased by 8.8% over expenses for the comparable period of 1999. Compensation and employee benefits increased 9.6% and represented 62.1% of revenues compared to 62.3% in 1999. The increase was slightly lower than the rate of revenue growth. Office and related expenses increased by approximately 1.4% for the period primarily due to the expenses of acquired companies.

   Operating Margin: The combination of higher revenue growth and lower growth in operating expenses favorably impacted both operating income and operating margin.

   Other: Interest income increased by $20.3 million in 2000 due to increased liquidity resulting from the Dentsu investment in March 2000.

   Taxes: The effective tax rate, calculated based upon the provision for income taxes, was 97.4% in 2000 compared to 164.5% for the previous period. The decrease in the effective tax rate was due to increased profit before tax in 2000, which reduced the impact of nondeductible goodwill amortization. In the prior period, goodwill amortization was significantly higher relative to the profit before tax.

   Equity in Affiliates and Minority Interest: In 2000, equity in affiliates increased $2.4 million. The increase resulted primarily from net increases in profitability in our affiliates. The decrease in minority interest of $1.5 million in 2000 was primarily due to lower aggregate profits.

   2000 Historical of Bcom3 compared to 1999 Historical of The Leo Group

   Revenues: In 2000, consolidated worldwide revenue increased $899.4 million over 1999. $785.0 million of the increase was attributable to the acquisition of The MacManus Group. The remaining increase was due to net new business wins and higher net revenue from existing clients.

   Expenses: Operating expenses for 2000 increased by $942.9 million over expenses for the comparable period of 1999. Compensation and employee benefits increased $547.0 million and represented 61.9% of revenues compared to 62.9% in 1999. The increase was slightly lower than the rate of revenue growth.

   Office and related expenses increased by approximately $59.0 million for the period primarily due to the acquisition of The MacManus Group.

   Operating Margin: The combination of stronger revenue growth and cost management favorably impacted both operating income and operating margin.

   Other: Interest income increased by $26.6 million in 2000 due to increased liquidity resulting from the Dentsu investment.

   Taxes: The effective tax rate, calculated based upon the provision for income taxes, was 1,235.9% in 2000 compared to 47.2% for the previous period. The increase in the effective tax rate in 2000 was due to the impact of nondeductible goodwill amortization and the nonrecurring charge.

   Equity in Affiliates and Minority Interest: In 2000, equity in affiliates increased to $3.9 million from $1.1 million in 1999. The increase resulted primarily from the acquisition of The MacManus Group. The decrease in minority interest of $2.9 million in 2000 was primarily due to lower aggregate profits.

 1999 Historical of The Leo Group compared to 1998 Historical of The Leo Group

   Revenues: In 1999, consolidated worldwide revenue increased by 12.4% to $934.3 million from $831.1 million in 1998, reflecting the growth in both domestic and international operations. Domestic revenue increased 16.6% to $445.9 million in 1999 from $382.5 million in 1998. The increase was due to net new business wins and higher net revenue from existing clients. International revenue increased 8.9% to $488.4 million in 1999 from $448.6 million in 1998. The effect of acquisitions, net of divestitures, accounted for a 3.4% increase. Changes in translation of foreign currencies to the U.S. Dollar decreased international revenue by 9.0% as compared to 1998, driven primarily by decreases in the value of the Euro and the British pound relative to the U.S. Dollar. The remaining 14.5% increase was due to net new business wins and higher net revenue from existing clients.

   Expenses: Operating expenses for 1999 increased by 9.3% over expenses for the comparable period of 1998. Compensation and employee benefits increased 10.2% and represented 62.9% of revenue compared to 64.2% in 1998. The increase was lower than the rate of revenue growth due to a decrease in the Star Reachers incentive program. Office and related expenses increased by approximately 8.6% for the period, primarily due to new operations.

   Operating Margin: The combination of stronger revenue growth and cost management favorably impacted both operating income and operating margin.

   Other: Foreign currency loss increased by $4.9 million in 1999 as a result of a strengthening U.S. Dollar and its negative impact on the settlement of cross currency balances.

   Taxes: The effective tax rate, calculated based upon the provision for income taxes, was 47.1% in 1999 compared to 23.0% for the previous period. The increase in effective tax rate was a result of the conversion of

Leo Burnett Company, Inc. from a Subchapter S to a Subchapter C corporation status in 1999, making it subject to corporate level income taxes in the United States.

   Equities in Affiliates and Minority Interest: In 1999, equity in affiliates decreased to $1.1 million from $2.4 million in 1998. The decrease resulted primarily from decreased profitability of some of our affiliates. The decrease in minority interest of $4.7 million in 1999 was primarily due to lower aggregate profits.

Liquidity And Capital Resources

   Our capital base has been sufficient for all our operating needs. As of December 31, 2000, we had long-term debt of $446.5 million. We maintain relationships with a number of banks worldwide that have extended unsecured lines of credit totaling $251.3 million, of which approximately $211.5 million was unused as of December 31, 2000. We believe that our operating cash flow combined with cash on hand and access to the lines of credit are sufficient to support our foreseeable cash requirements, including dividends, capital expenditures, acquisitions and working capital.

   Our Cash and cash equivalents increased by $208.6 million and our working capital increased by $76.4 million from 1999 to 2000. During this period, proceeds from the Dentsu investment and increased long-term debt net of stock redemption payments contributed to the increase in cash. In addition, collection of traditionally high year-end accounts receivable balances and improved cash management also had a positive impact on cash.

   Our net capital expenditures for property and equipment were $91.7 million for the year ended December 31, 2000. These expenditures primarily related to our worldwide investment in technology, coupled with leasehold improvements. We anticipate that capital expenditures in 2001 will approximate 2000's levels and we have no material commitments for future expenditures.

   In 2000, we acquired several companies to enhance our network, primarily in the United States and Europe. These acquisitions were primarily financed by short-term borrowings and operational cash flow. We anticipate that we will continue to pursue acquisition opportunities that will expand our capabilities and geographical presence.

 Quantitative and Qualitative Disclosures About Market Risk

   Our policy is to use financial instruments to manage risk consistent with our business plans and prudent practices. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates as discussed below. Our senior management actively participates as a risk oversight function to ensure compliance with corporate policies and adherence to prudent risk management practices.

 Interest Rates

   We are subject to the risk of fluctuating interest rates in the normal course of business. Our policy is to manage our interest rate exposure through the use of fixed rate debt, floating rate debt placed in staggered maturities and interest rate swaps. We do not use financial instruments to speculate in interest rates.

 Foreign Operations

   Investing in foreign countries involves certain risks. Economic conditions that result in higher comparative rates of inflation in foreign countries likely result in declining values in such countries' currencies. As currencies fluctuate against the United States Dollar, there is a corresponding change in our investment value in terms of the United States Dollar. Such change is reflected as an increase or decrease in comprehensive income, a separate component of stockholders' equity. Net foreign currency devaluations have reduced the reported amount of total stockholders' equity by $13.4 million as of December 31, 2000.

   We cannot predict foreign currency exchange rate movements and therefore, cannot predict the impact of such movements on our financial condition, results of operations and net cash flows.

Item 3. Properties

   Substantially all of our facilities are leased, including our corporate headquarters in Chicago and our other corporate offices in New York. For financial accounting purposes, our leased corporate headquarters building in Chicago is reflected as an asset and the related financing obligation is reflected as a liability. See Footnote 15 to our Consolidated Financial Statements, included elsewhere in this Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   As of March 31, 2001, we had outstanding 15,386,359 shares of Common Stock, $.01 par value per share (the "Class A Common"), and 4,274,248 shares of Class B Common Stock, $.01 par value per share (the "Class B Common" and, together with the Class A Common, the "Common Stock"). See "Description of Registrant's Securities to be Registered" below.

 Beneficial Ownership

   The following table contains information regarding the beneficial ownership of our Common Stock as of March 31, 2001 by: (a) each person or entity whom we know to be a beneficial owner of more than 5% of our Common Stock; (b) each member of our Board of Directors; (c) each of our executive officers; and (d) all of our directors and executive officers as a group.

                                                      Number of
                                                        Shares     Percentage
                                                     Beneficially Beneficially
Name of Beneficial Owner(1)                            Owned(2)      Owned
---------------------------                          ------------ ------------
Dentsu Inc.(3)......................................   4,274,248     21.74%
Roger A. Haupt(4)...................................  15,386,359     78.26%
Roy J. Bostock(4)...................................  15,386,359     78.26%
Richard B. Fizdale(4)...............................  15,386,359     78.26%
Craig D. Brown(4)...................................  15,386,359     78.26%
Christian E. Kimball................................      *            *
Fumio Oshima........................................         --         --
Megumi Niimura......................................         --         --
All directors and executive officers as a group
 (seven persons)....................................  19,660,607    100.00%

--------
*   Less than 1% beneficial ownership
(1) The business address of Dentsu is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426, Japan. The business address of Messrs. Oshima and Niimura is c/o Dentsu at the above address. The business address of Messrs. Haupt, Bostock, Fizdale, Brown, and Kimball is c/o Bcom3 Group, Inc., 35 West Wacker Drive, Chicago, IL 60601.
(2) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares (a) the power to vote, or direct the voting of, that security or (b) investing power which includes the power to dispose, or to direct the disposition of, that security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days of March 31, 2001. Except as otherwise noted, the persons and entity listed in this table have sole voting and investment power with respect to all of the shares of Common Stock owned by them.

(3)   Dentsu holds all of the outstanding Class B Common.
(4) Messrs. Haupt, Bostock, Fizdale, and Brown, in their respective capacities as the Voting Trustees under a Voting Trust Agreement, share voting power over all of our outstanding Class A Common. See "Directors and Executive Officers--Voting Trust Agreement" below. Messrs. Haupt, Bostock, Fizdale, and Brown disclaim beneficial ownership with respect to all but 1,816,622 shares of such Class A Common in the aggregate.

 Stock Purchase Agreement

   The following summary describes some of the more important provisions of our Stock Purchase Agreement. The complete Stock Purchase Agreement, which contains precise legal terms and conditions and other information not summarized here, is filed with this Form 10 as an Exhibit.

   Because we are a privately-held company, it is our general policy that only employees of Bcom3 and its various subsidiaries may acquire shares of our Class A Common. Any such person who is to acquire shares of our Class A Common must also become a party to our Stock Purchase Agreement.

   Our Stock Purchase Agreement contains stock transfer restrictions and stock repurchase provisions, as well as restrictive covenants regarding noncompetition, nonsolicitation, and confidentiality, all as described below. These stock transfer restrictions and stock repurchase provisions are unconditional, and we are not required to modify or eliminate such provisions in the event of an initial public offering of our Common Stock. Although we expect to relax or phase-out some or all of these stock transfer restrictions and stock repurchase provisions over time following an initial public offering, we have not made any determination as to what specific changes we might make to the Stock Purchase Agreement, and over what time period. We will make that determination after taking into account marketing considerations for the initial public offering, and our need to ensure continuity of client service and the continued availability of our key employees.

   Restrictions on Transfer of Shares

   Under the Stock Purchase Agreement, a stockholder may only transfer his or her shares with our prior written consent, which we will normally grant only for a transfer by the stockholder:

  . to members of the stockholder's family, to a family limited partnership or limited liability company, to a trust for the benefit of the stockholder and his or her family members, or to a charitable trust; or

  .  to the stockholder's heirs and legatees upon the stockholder's death;

provided, in each instance, that the transferee agrees to be bound by the terms of the Stock Purchase Agreement.

   Any other transfer of any shares, or any interest in any shares, whether voluntarily or involuntarily made, is strictly prohibited. Prohibited transfers include transfers by way of sale, gift, or other disposition; by way of pledge, hypothecation, or the creation of a security interest; by way of attachment, levy, or lien; in connection with insolvency; in connection with a divorce, decree of separate maintenance, or any other arrangement for the adjustment of marital rights; into, or out of, joint tenancy, tenancy in common, or tenancy by virtue of community property or similar rights; to any trustee, receiver, administrator, executor, custodian, or guardian of an estate or property; or into any trust, or in any other manner so as to create a separation of the ownership of the shares into legal interests and beneficial interests.

   Repurchases of Shares

     General Rule for Departures

   Under the Stock Purchase Agreement, if a stockholder ceases to serve as an employee, then as a general rule we will repurchase all of his or her shares, effective as of the date of his or her departure, at their then "Per Share Book Value." See "--Determination of Per Share Book Value" below. We may, however, elect to defer our repurchase of any shares that the stockholder acquired upon the exercise of a stock option, in order to ensure that at least six months have elapsed between his or her exercise of that stock option and our repurchase of those shares.

   If a stockholder is an employee of one of our operating units, and we sell or otherwise divest ourselves of that operating unit, then the stockholder will no longer be considered our employee, generally with the same consequences as if he or she had been discharged without cause. See "--Special Rule for Certain Departures" below.

     Special Rule for Certain Departures

   There is a special rule, however, if the stockholder ceases to serve as an employee under the following circumstances:

  .  by reason of his or her death or "Permanent Disability";

  .  by reason of his or her discharge without "Cause"; or

  . on terms that we, in our discretion, acknowledge in writing constitute an "Agreed Separation."

   If this special rule applies, then the former employee is entitled to become a continuing stockholder, and retain his or her shares for a holding period of up to ten years after his or her departure. At the end of this holding period, we will repurchase all of his or her shares at their then Per Share Book Value.

   If the continuing stockholder breaches any applicable noncompete, nonsolicitation, confidentiality, or other restrictive covenant during the relevant post-employment period, however, we may elect to repurchase his or her shares immediately at their then Per Share Book Value. See "--Restrictive Covenants" below.

   Conversely, at any time during the ten-year holding period, the continuing stockholder may elect to require us to repurchase his or her shares by delivering written notice to us. In the event the continuing stockholder gives such notice, we are required to repurchase his or her shares on the last day of the fiscal year in which we receive such written notice, or on such earlier date as we may select, at the then Per Share Book Value of such shares. We may, however, elect to defer our repurchase of any shares that the continuing stockholder acquired upon the exercise of a stock option, in order to ensure that at least six months have elapsed between his or her exercise of that stock option and our repurchase of those shares.

     Other Repurchase Events

   The Stock Purchase Agreement also grants us an option to repurchase a stockholder's shares immediately, at their Per Share Book Value, if the stockholder becomes "Insolvent," if he or she makes or attempts to make a prohibited transfer of his or her shares (see "--Restrictions on Transfer of Shares" above), or if he or she breaches any applicable noncompete, nonsolicitation, confidentiality, or other restrictive covenant (see "-- Restrictive Covenants" below).

     Determination of Per Share Book Value

   Under the Stock Purchase Agreement, the Per Share Book Value for shares as of any date will generally be equal to the sum of:

  (x) the amounts determined as of January 31, 2000 under the stock purchase agreements then in place with respect to the former stockholders of The Leo Group and The MacManus Group (or, in the case of shares acquired after January 31, 2000, the original purchase price the stockholder paid for such shares); plus or minus

  (y) our consolidated net income (or loss) per share of Common Stock from January 31, 2000 (or, in the case of shares acquired after January 31, 2000, from the acquisition date) through the applicable determination date.

   For purposes of this formula, consolidated net income (or loss) will be reduced by dividends, and adjusted to eliminate changes due to non-recurring items (net of taxes), changes arising from the application of purchase accounting to the January 2000 business combination transactions, and changes arising from our issuance or repurchase of equity at prices other than book value. Changes in book value during any period of less than one year will be determined by proration (or by applying such other method as we may select).

   The Per Share Book Values as of December 31, 2000 were (a) $22.55 for shares of Common Stock that the former stockholders of The Leo Group acquired on January 31, 2000 and (b) $3.63 for shares of Common Stock that the former stockholders of The MacManus Group acquired on January 31, 2000. In each case, the Per Share Book Value has increased by $2.46 per share over the eleven months ended December 31, 2000. The corresponding Per Share Book Values as of January 31, 2000 were (x) $20.09 for the shares of Common Stock that the former stockholders of The Leo Group acquired in the business combination and (y) $1.17 for the shares of Common Stock that the former stockholders of The MacManus Group acquired in the business combination.

     Payment of the Repurchase Price

   The Stock Purchase Agreement permits us to pay the repurchase price for shares in four equal annual installments, together with interest. If, in any fiscal year, several former stockholders are entitled to receive such installment payments, and the total amount of all payments due to former stockholders would exceed 50% of our consolidated net income for that year, then we may reduce the amount paid to each former stockholder during the year accordingly. The right of former stockholders to receive payment for shares that we have repurchased is also subordinate to claims by the government for taxes due and claims of our trade creditors, bank lenders, and other creditors.

     Effect of a Merger or Consolidation

   The Stock Purchase Agreement provides that, in the event of a merger or consolidation involving Bcom3, payment to a stockholder of the Per Share Book Value of his or her shares shall be deemed to constitute payment of the fair market value of such shares for the purpose of the stockholder's statutory appraisal rights.

   Restrictive Covenants

   The Stock Purchase Agreement contains noncompete, nonsolicitation, confidentiality, and other restrictive covenants, which are applicable to our stockholders while they are employees of Bcom3 and its various subsidiaries, and also for various specified or indefinite periods thereafter should they cease to be our employees.

Item 5. Directors and Executive Officers

 Current Directors and Executive Officers

   The following table sets forth, as of April 30, 2001, the name, age, and position of our directors and executive officers:

   Name                  Age                          Position
   ----                  --- ----------------------------------------------------------
Roger A. Haupt(3).......  53 Chairman and Chief Executive Officer and a Director

Roy J.
 Bostock(1)(2)(3).......  60 Executive Consultant (former Chairman) and a Director

Richard B.
 Fizdale(1)(2)(3).......  61 Executive Consultant (former Vice Chairman) and a Director

Craig D. Brown(3).......  49 President and Chief Operating Officer and a Director

Christian E. Kimball....  45 Chief Administrative Officer and Chief Legal Officer

Fumio Oshima(2)(3)......  63 Director

Megumi Niimura(1)(3)....  58 Director

--------
(1) Member of the Audit Committee
(2) Member of the Board Nominating and Compensation Committee
(3) Member of the People and Compensation Committee

   Roger A. Haupt is our Chairman and Chief Executive Officer, and he has been a Director of Bcom3 since the January 2000 business combination in which Bcom3 was formed. Mr. Haupt was President and Chief Executive Officer of The Leo Group in 2000, Chief Operating Officer in 1999, Chief Administrative Officer from 1997 to 1999, and an Executive Vice President from 1989 to 1997, and he also served as Vice Chairman from 1996 to 2000. Mr. Haupt joined Leo Burnett in 1984 after working in various positions throughout Latin America.

   Roy J. Bostock is our Executive Consultant and former Chairman, having stepped down from full-time employment with Bcom3 effective as of March 31, 2001. He continues to serve as a Director of Bcom3, a position he has held since the January 2000 business combination in which Bcom3 was formed. Mr. Bostock was Chairman and Chief Executive Officer of The MacManus Group from 1990 to 2000, and President from 1985 to 1990. Mr. Bostock began his career at Benton & Bowles in 1964, which merged with D'Arcy MacManus Masius in 1985 to form D'Arcy Masius Benton & Bowles. In 1996, the combined company was renamed The MacManus Group.

   Richard B. Fizdale is our Executive Consultant and former Vice Chairman, having stepped down from full-time employment with Bcom3 effective as of December 31, 2000. He continues to serve as a Director of Bcom3, a position he has held since the January 2000 business combination in which Bcom3 was formed. Mr. Fizdale was Chief Executive Officer of The Leo Group from 1997 through 1999, and Chief Creative Officer from 1992 through 1997, and he also served as Chairman from 1992 to 2000. Mr. Fizdale joined Leo Burnett in 1969.

   Craig D. Brown is our President and Chief Operating Officer, and he has been a Director of Bcom3 since the January 2000 business combination in which Bcom3 was formed. Mr. Brown was Vice Chairman, Chief Operating Officer, and Chief Financial Officer of The MacManus Group from 1996 to 2000, and Chief Financial Officer from 1985 to 1996. Mr. Brown began his business career in 1972 at Arthur Andersen & Co., and joined D'Arcy MacManus Masius in 1980. As noted above, D'Arcy MacManus Masius merged with Benton & Bowles in 1985 to form D'Arcy Masius Benton & Bowles, and the combined company was later renamed The MacManus Group in 1996.

   Christian E. Kimball is our Chief Administrative Officer and Chief Legal Officer. Mr. Kimball was Vice Chairman and Chief Administrative Officer of The Leo Group in 2000, Chief Administrative Officer from 1999 to 2000, and General Counsel from 1998 to 1999. Prior to that, he was a professor at the Boston University School of Law from 1993 to 1998, and a partner at the Chicago office of the law firm Kirkland & Ellis from 1989 to 1993. Mr. Kimball is also our Corporate Secretary.

   Fumio Oshima has been a Director of Bcom3 since March 2000. Mr. Oshima has served as Managing Director of Dentsu since 1997, and Senior Managing Director of Dentsu International Headquarters since June 2000. Previously, Mr. Oshima was Managing Director of an Account Planning Group and Executive Director of the Asian region. He has sat on the Dentsu Board of Directors since 1995.

   Megumi Niimura has been a Director of Bcom3 since March 2000. Mr. Niimura has also been an Executive Officer of Dentsu since 1999, and Chairman of Dentsu Holdings USA, Inc. and Dentsu Holdings Europe Ltd. since September 2000. He is based in New York. He was previously Director of an account management division for Dentsu from 1997 to 1999, and Regional Director, with responsibility for business development, from 1995 to 1997.

 Voting Trust Agreement

   General

   The following summary describes some of the more important provisions of our Voting Trust Agreement. The complete Voting Trust Agreement, which contains precise legal terms and conditions and other information not summarized here, is filed with this Form 10 as an Exhibit.

   Because Bcom3 is a privately-held company, it is our general policy that only employees of Bcom3 and its various subsidiaries may acquire shares of our Class A Common. Any such person who is to acquire shares of our Class A Common must also become a party to our Voting Trust Agreement.

   Pursuant to the Voting Trust Agreement, all of the holders of our Class A Common have deposited their shares into a voting trust, with Messrs. Haupt, Bostock, Fizdale, and Brown as the Voting Trustees, all as described below.

   We expect that the Voting Trust Agreement will remain in effect following an initial public offering of our Common Stock, with appropriate modifications as described below. See "--Effect of an Initial Public Offering."

   Voting Rights

   The Voting Trustees have the right to vote all of the shares of Common Stock held by the voting trust whenever a vote of our stockholders is required; provided, however, that our individual stockholders have the right to direct the voting of their shares by the Voting Trustees with respect to any proposal regarding a merger, consolidation, or dissolution of Bcom3 or any proposal to sell all, or substantially all, of our assets.

   The affirmative vote of a majority of the Voting Trustees is required to take action under the Voting Trust Agreement. The Voting Trustees may also take action by unanimous written consent.

   Although our individual stockholders generally do not have any right to vote their shares of Common Stock while such shares are deposited in the voting trust, such stockholders retain the economic ownership of their shares (including the right to receive any dividends in respect of their shares).

   Voting Trustees

   Currently, Messrs. Haupt, Bostock, Fizdale, and Brown serve as the Voting Trustees, and each will serve until the earliest to occur of his death, voluntary resignation, permanent disability, or removal by the unanimous vote of the other three Voting Trustees. Messrs. Haupt and Fizdale are "paired" under the Voting Trust Agreement, so that if either of them ceases to serve as a Voting Trustee, the other will have the right to appoint a successor Voting Trustee. Similarly, if either Mr. Bostock or Mr. Brown ceases to serve as a Voting Trustee, the other will have the right to appoint a successor Voting Trustee. If both Messrs. Haupt and Fizdale, on the one hand, or Messrs. Bostock and Brown, on the other hand, cease to serve as Voting Trustees, and no successors have been appointed as described above, then their successors will be selected by a panel of former stockholders of The Leo Group, in the case of Messrs. Haupt and Fizdale, or of The MacManus Group, in the case of Messrs. Bostock and Brown.

   Duration

   The Voting Trust Agreement has an unlimited duration; provided, however, that the Voting Trust Agreement may be terminated at any time, either by the action of 75% of the Voting Trustees or by the action of the beneficial owners of at least 75% of the shares of Common Stock held by the voting trust.

   Amendments

   The Voting Trust Agreement may be amended by the action of 75% of the Voting Trustees, other than those sections of the Voting Trust Agreement relating to the pass-through of dividends and the right of the beneficial owners to direct voting on a merger, consolidation, or dissolution of Bcom3 or a sale of all, or substantially all, of our assets. See "--General" and "--Voting Rights" above. The beneficial owners of at least 75% of the shares of Common Stock held by the voting trust also have the right to amend the Voting Trust Agreement.

   Board of Directors

   The Voting Trust Agreement requires the Voting Trustees to vote all shares of Common Stock held by the voting trust in order to:

  .  set the size of our Board of Directors at six members; and

  .  elect as directors Messrs. Haupt, Bostock, Fizdale, and Brown.

   Dentsu has the right to elect, remove, and replace the other two members of our Board of Directors. See "Description of Registrant's Securities to be Registered--Voting Rights" below.

   In the event Mr. Haupt or Mr. Fizdale dies, voluntarily resigns from our Board of Directors, becomes permanently disabled, or is removed by the unanimous vote of the three other Voting Trustees, the Voting Trustees shall elect as a new director another individual to be designated by such of Messrs. Haupt and Fizdale as remain Voting Trustees.

   In the event Mr. Bostock or Mr. Brown dies, voluntarily resigns from our Board of Directors, becomes permanently disabled, or is removed by the unanimous vote of the three other Voting Trustees, the Voting Trustees shall elect as a new director another individual designated by such of Messrs. Bostock and Brown as remain Voting Trustees.

   The Voting Trust Agreement also provides that all actions of the Board of Directors shall require the affirmative vote of both (x) a majority of all six directors and (y) a majority of the four directors who have been elected by the Voting Trustees, considered as a single group for this purpose.

   Management

   Our Certificate of Incorporation provides that, prior to an initial public offering of our Common Stock, our stockholders (rather than our Board of Directors) have the right to elect, remove, and replace specified corporate officers. See "Description of Registrant's Securities to be Registered--Voting Rights" below.

   The Voting Trust Agreement provides that 75% of our Voting Trustees have the power to vote all shares of Common Stock held by the voting trust in order to elect, remove, and replace our Chairman, Vice Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Administrative Officer, and Secretary.

   Special Voting Provisions

   The Voting Trust Agreement provides that if, on or before January 31, 2002, we have not completed a qualifying initial public offering, then Messrs. Bostock and Brown will each have the right to cast three votes (instead of the usual single vote and therefore giving them a combined majority vote) as Voting Trustees and directors on certain specified stockholder and board actions that may be required in connection with an initial public offering, subject to certain specified restrictions and limitations, should they deem it appropriate for Bcom3 to commence and pursue an initial public offering. These special voting rights will terminate immediately following a qualifying initial public offering.

   Effect of an Initial Public Offering

   From and after the completion of an initial public offering, the members of our Board of Directors shall be elected, removed, and replaced by action of the Voting Trustees, voting together with those of our stockholders who are not party to the Voting Trust Agreement and whose shares are not subject to the Voting Trust Agreement (i.e., Dentsu and the public stockholders), but subject to any rights of Dentsu under its Investment Agreement. See "Certain Relationships and Related Transactions--Investments by Dentsu" below. In addition, all of our corporate officers will be elected, removed, and replaced by our Board of Directors.

Item 6. Executive Compensation

 General Background

   At the time of the business combination when Bcom3 was formed in January 2000, The Leo Group and The MacManus Group had separate plans and programs regarding compensation, incentives, and benefits. We are in the process of integrating the plans and programs for our various operating units, and we expect that many of the previously separate plans and programs will be combined or replaced. Accordingly, the following disclosures regarding compensation and benefits for our executive officers reflect the previously separate plans and programs, rather than our new combined plans and programs.

   Our Board Nominating and Compensation Committee reviews and determines compensation and benefits for our executive officers who are also directors, with appropriate input from independent consultants regarding industry and comparable company practices.

 Summary Compensation Table

   The following table sets forth the compensation earned by our Chief Executive Officer and each of our other executive officers with respect to the eleven-month period following the business combination in which Bcom3 was formed on January 31, 2000.

                                  Annual Compensation(1)
                                ---------------------------
                                                     Other  Securities
Name and Principal       Fiscal                     Annual  Underlying  All Other
Position                  Year   Salary    Bonus    Comp(2) Options(3) Comp (1)(4)
------------------       ------  ------  ---------- ------- ---------- -----------
Roger A. Haupt..........  2000  $687,500 $1,315,476     --     --       $212,966
 Chairman and Chief
  Executive Officer
Roy J. Bostock..........  2000  $779,167 $  916,667 $72,813    --       $ 22,276
 Executive Consultant
  (former Chairman)
Richard B. Fizdale......  2000  $733,333 $  953,393     --     --       $289,517
 Executive Consultant
  (former Vice Chairman)
Craig D. Brown..........  2000  $554,583 $  990,000     --     --       $  2,378
 President and Chief
  Operating Officer
Christian E. Kimball....  2000  $320,833 $  352,976     --     --       $ 37,667
 Chief Administrative
  Officer and Chief
  Legal Officer

--------
(1) As noted above, all information for 2000 has been prorated to show compensation only with respect to the eleven-month period following the business combination in which Bcom3 was formed on January 31, 2000.
(2) In accordance with SEC rules, other annual compensation totaling less than $50,000 has been omitted for each of Messrs. Haupt, Fizdale, Brown, and Kimball. Other annual compensation for Mr. Bostock includes $59,430 in personal transportation. Our executive officers pay personal income taxes with respect to all amounts of other annual compensation as required by law.
(3) Messrs. Haupt, Bostock, Fizdale, Brown, and Kimball have not received any stock option grants or other awards under our Equity Incentive Plan.
(4) This column includes the following: (a) our contributions or other allocations under tax-qualified defined contribution retirement plans ($18,700 for Mr. Haupt, $1,800 for Mr. Bostock, $18,700 for Mr. Fizdale, $1,800 for Mr. Brown, and $18,700 for Mr. Kimball); (b) our contributions or other allocations under nonqualified profit sharing benefit restoration plans ($117,432 for Mr. Haupt, $126,507 for Mr. Fizdale, and $16,393 for Mr. Kimball); (c) our contributions or other allocations under nonqualified pension benefit replacement plans ($73,333 for Mr. Haupt and $137,500 for Mr. Fizdale); (d) our contributions under group term life insurance plans ($2,541 for Mr. Bostock and $578 for Mr. Brown); and (e) our payment of premiums on various individual life insurance policies ($3,501 for Mr. Haupt, $17,935 for Mr. Bostock, $6,810 for Mr. Fizdale, and $2,574 for Mr. Kimball).

 Pension Plans

   As noted above, we are in the process of integrating our retirement benefits, and we expect that many of the previously separate plans and programs will be combined or replaced. Accordingly, the following disclosures regarding retirement benefits for our executive officers reflect the previously separate plans and programs, rather than our new combined benefits.

   Messrs. Haupt, Fizdale, and Kimball participate in a tax-qualified pension plan. The following table shows the estimated annual retirement benefits payable for life at age 62 for various levels of remuneration and years of service under this plan. Since this plan is tax-qualified, and subject to various benefit limitations under the Internal Revenue Code, the following table does not depict estimated annual retirement benefits payable for remuneration levels in excess of $200,000 per year.

                                     Years of Service
                  -----------------------------------------------------------------------
Remuneration        15              20              25              30              35
------------      -------         -------         -------         -------         -------
$100,000          $15,000         $20,000         $25,000         $25,000         $25,000
$200,000          $30,000         $40,000         $50,000         $50,000         $50,000

   For purposes of determining benefits payable under this plan, remuneration is equal to the individual's average annual base salary over his last five years of employment. Vesting occurs after an individual either completes five years of service or reaches age 50. The maximum credited service is 25 years. Mr. Haupt has approximately 17 years of credited service, Mr. Fizdale has the maximum 25 years of credited service, and Mr. Kimball has approximately 3 years of credited service. There are no deductions under this plan for social security payments or other offsets.

   Messrs. Haupt, Fizdale, and Kimball also participate in a non-qualified plan established to replace benefits under the tax-qualified pension plan described above that would otherwise be limited by the Internal Revenue Code. We made cash payments to Messrs. Haupt and Fizdale under this nonqualified plan with respect to the eleven months ended December 31, 2000. See "--Summary Compensation Table" above. As of December 31, 2000, we also had deferred nonqualified plan benefits owing to Mr. Haupt in the amount of $144,000, and to Mr. Fizdale in the amount of $91,000, with respect to prior periods. Although Mr. Kimball participates in this nonqualified plan, he will not vest in his plan benefit until he either completes five years of service or reaches age 50. As noted above, Mr. Kimball currently has approximately 3 years of credited service.

   Messrs. Haupt, Fizdale, and Kimball have letter agreements regarding Executive Employment Consultancy Arrangements. Under these agreements, each will be entitled to receive semi-monthly payments, at an annual rate equal to 30% of the sum of (x) his final annual base salary plus (y) his final annual "bonus" (or, if greater, the average of his final and immediately previous annual bonuses), along with the continuation of certain employee benefits, for a period of five years commencing upon his retirement. Messrs. Haupt and Fizdale have already vested in this benefit, having attained age 50, and Mr. Kimball will vest in this benefit at age 55. Mr. Fizdale, who stepped down from full-time employment effective as of December 31, 2000, has already begun receiving such payments.

   Messrs. Bostock and Brown participate in a different tax-qualified pension plan. The following table shows the estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under this plan. Since this plan is tax-qualified, and subject to various benefit limitations under the Code, the following table does not depict estimated annual retirement benefits payable for remuneration levels in excess of $200,000 per year.

                                      Years of Service
                  -------------------------------------------------------------------------
Remuneration        15              20              25               30               35
------------      -------         -------         -------         --------         --------
$100,000          $27,750         $37,000         $46,250         $ 55,500         $ 55,500
$200,000          $55,500         $74,000         $92,500         $111,000         $111,000

   For purposes of determining benefits payable under this plan, remuneration is equal to the individual's average annual base salary over his last five years of employment. Vesting occurs after an individual completes five years of service. The maximum credited service is 30 years, and only service from and after January 1, 1990 is creditable. Mr. Bostock has approximately 11 years of credited service, and Mr. Brown has approximately 11 years of credited service. There are no deductions under this plan for social security payments or other offsets.

   Messrs. Bostock and Brown also have Salary Continuation Agreements. Under these agreements, each will be entitled to receive monthly payments for a period of 10 years following his death, disability, or retirement. Mr. Bostock, who stepped down from full-time employment effective as of March 31, 2001, will begin receiving monthly payments on January 1, 2002 at the rate of $350,000 per annum. Mr. Brown is entitled to receive monthly payments at the rate of $250,000 per annum, beginning with his retirement (at age 55 or later) or upon his earlier death or disability (subject, in the case of disability, to offset for certain disability insurance proceeds that Mr. Brown may be entitled to receive under company-paid policies).

 Employment Agreements

   Mr. Haupt has an Employment Agreement with us, providing that he will serve as our Chief Executive Officer through December 31, 2004 (subject to extension by mutual agreement), and receive an annual base salary of not less than $950,000, annual bonuses and stock option awards (as recommended by our Board Nominating and Compensation Committee), and various employee benefits and perquisites.

   Mr. Haupt will also be entitled to receive certain payments and other benefits in connection with our termination of his employment or his resignation as follows:

  . in the event we terminate Mr. Haupt's employment because of his death, "Permanent Disability," or "Retirement," he will receive a lump sum payment equal to the sum of (x) his current annual base salary plus (y) the greater of his target bonus for the current year or his highest bonus actually received in any of the three previous years; or

  . in the event we terminate Mr. Haupt's employment for any reason other than death, Permanent Disability, Retirement, or "Cause," or in the event Mr. Haupt resigns for "Good Reason" or in connection with a "Change of Control," he will receive a lump sum payment equal to three times (or, if we terminate his employment or he resigns in connection with a Change of Control, four times) the sum of (x) his current annual base salary plus (y) the greater of his target bonus for the current year or his highest bonus actually received in any of the three previous years, together with accelerated vesting of any otherwise unvested benefits.

   In either event, Mr. Haupt will also be entitled to the continuation of certain welfare benefits, and our termination of his employment or his resignation will be an "Agreed Separation" (or, if applicable, termination by reason of death or "Permanent Disability") for purposes of our Stock Purchase Agreement (see "Security Ownership of Certain Beneficial Owners and Management--Stock Purchase Agreement" above). Under certain circumstances involving extraordinary tax charges, Mr. Haupt will also be entitled to receive certain incremental payments, intended to restore his after-tax benefit. Mr. Haupt has agreed that he will not compete with us or solicit any of our clients or employees for a period of five years after we terminate his employment for any reason or he resigns.

   We also intend to enter into appropriate employment and severance agreements with Messrs. Brown and Kimball.

 Management Transition Agreements

   As noted above, Messrs. Bostock and Fizdale recently stepped-down from full-time employment with Bcom3. Although Messrs. Bostock and Fizdale have stepped down from full-time employment, they continue to serve as directors and Voting Trustees of Bcom3, and rank among our largest individual employee stockholders.

   Prior to the January 2000 business combination in which Bcom3 was formed, Mr. Bostock had served as the Chairman and Chief Executive Officer of The MacManus Group and Mr. Fizdale had served as the Chairman and Chief Executive Officer of The Leo Group. After the business combination, Messrs. Bostock and Fizdale recognized that it was in the best interests of Bcom3 and its stockholders to provide for a smooth and seamless transition of management authority, and each deemed it important to implement this transition as soon as possible. We, in turn, wanted to provide appropriate transition packages for Messrs. Bostock and Fizdale in recognition of their many years of dedicated service, their respective contributions to the substantial growth in stockholder value that occurred while each served as Chairman and Chief Executive Officer of a constituent company, and their continuing personal investment in and involvement with Bcom3.

   Accordingly, when Mr. Bostock stepped down from full-time employment with Bcom3, we entered into a Management Transition Agreement with him providing that: (a) he will serve as our Executive Consultant, receiving consulting fees through December 31, 2001 at a rate equal to his former base salary for 2000, and will also receive payments commencing January 1, 2002 pursuant to his preexisting Salary Continuation Agreement; (b) he will remain in office as a Director and a Voting Trustee; (c) he will receive health and insurance benefits under our retiree medical plans; (d) he will receive special bonus payments, in the amount of $65,000 per month, until such time as he has sold (or is able to sell) a specified portion of his shares of Class A Common; (e) his retirement will be an "Agreed Separation" for purposes of our Stock Purchase Agreement; and (f) he will not compete with us or solicit any of our clients or employees for a period of five years.

   Similarly, when Mr. Fizdale stepped down from full-time employment with Bcom3, we entered into a Management Transition Agreement with him providing that: (a) he will serve as our Executive Consultant and receive certain payments and benefits in accordance with his preexisting Executive Employment Consultancy Arrangement; (b) he will remain in office as a Director and a Voting Trustee; (c) he will receive health and insurance benefits under our retiree medical plans; (d) he will receive special bonus payments, in the amount of $68,500 per month, until such time as he has sold (or is able to sell) a specified portion of his shares of Class A Common; (e) his retirement will be an "Agreed Separation" for purposes of our Stock Purchase Agreement; and (f) he will not compete with us or solicit any of our clients or employees for a period of five years.

 Equity Incentive Plan

   Our Board of Directors has adopted, and our Voting Trustees have approved, the Bcom3 2000 Long-Term Equity Incentive Plan. The purpose of this Plan is to promote our long-term growth and profitability by:

  . increasing our ability to attract and retain exceptional persons to serve as employees of Bcom3 and its subsidiaries;

  . motivating such employees to achieve longer-range performance goals; and

  . enabling such employees to participate in our long-term growth and financial success.

   The Plan permits us to grant incentive or non-qualified stock options, stock appreciation rights (either alone or in tandem with stock options), restricted stock, performance awards, or any combination of the foregoing, covering up to 1,606,617 shares of Class A Common in the aggregate.

   We are in the process of granting non-qualified stock options to approximately 850 employees of Bcom3 and its subsidiaries, giving such individuals the right to acquire approximately 950,000 shares of Class A Common, at an exercise price of $130 per share. Messrs. Haupt, Bostock, Fizdale, Brown, and Kimball are not among the individuals receiving such grants at this time, and they have not received any other grants or awards under the Plan.

 Director Compensation

   Directors are reimbursed for reasonable expenses actually incurred in connection with attending each formal meeting of the Board of Directors or any committee thereof. No other compensation is paid to Directors in their capacity as such.

 Compensation Committee Interlocks and Insider Participation

   The current members of our Board Nomination and Compensation Committee are Messrs. Bostock, Fizdale, and Oshima. Mr. Bostock is our Executive Consultant and former Chairman, having stepped down from full-time employment effective as of March 31, 2001, and Mr. Fizdale is our Executive Consultant and former Vice Chairman, having stepped down from full-time employment effective as of December 31, 2000. Mr. Oshima is Senior Managing Director of Dentsu International Headquarters, and a member of Dentsu's Board of Directors. See "Directors and Executive Officers" above, and "Certain Relationships and Related Transactions--Investments by Dentsu" below.

   During 2000, none of our executive officers served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Board Nomination and Compensation Committee; served as a director of another entity, one of whose executive officers served on our Board Nomination and Compensation Committee; or served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a Director of Bcom3.

Item 7. Certain Relationships and Related Transactions

 Investments by Dentsu

   As noted above, we have a strategic relationship with Dentsu, the largest full-service advertising and marketing communications services company in Japan and throughout Asia, and the single largest advertising agency brand in the world. This strategic relationship is focused on aligning with Dentsu to serve significant Dentsu clients in markets outside of Japan and Asia, as well as on increasing our own presence in Japan, the second largest advertising market in the world. As part of the strategic relationship, Dentsu purchased approximately 20% of our Common Stock (measured after dilution for our management equity incentive plan) in March 2000 as an equity investment. Dentsu also shares certain intellectual property and know-how with us. In Japan, we recently merged our operations with certain Dentsu operations to form Beacon Communications. We hold a majority interest in Beacon Communications, and expect it will become one of the top 10 agencies in Japan and the largest western-run agency in Asia.

   In connection with its investment, Dentsu obtained certain contractual preemptive rights, applicable until after we have had an initial public offering of our Common Stock. These preemptive rights essentially give Dentsu the ability to maintain its level of ownership in Bcom3, by electing to participate on a pro rata basis alongside third parties that acquire our Common Stock in certain future transactions. For example, in connection with our recent issuance of 40,000 shares of Class A Common to the limited partners of a partially-owned operating unit in return for their limited partnership interests, Dentsu exercised its pro rata preemptive right to acquire 10,000 additional shares of Class B Common at the equivalent price per share.

   Dentsu also agreed not to transfer its Class B Common, other than intercompany transfers to its affiliates, transfers to the public after we have had an initial public offering, and, if we have not yet had an initial public offering, transfers to certain permitted third party institutional investors on or after March 14, 2002. We have granted Dentsu certain registration rights, applicable in the event we have already had an initial public offering and Dentsu thereafter wishes to sell some or all of its shares to the public.

   Dentsu has also agreed to certain "standstill" provisions, which preclude it from proposing, initiating, or participating in specified unsolicited change of control transactions.

   As long as Dentsu's Class B Common comprises at least 15% of our total Common Stock, Dentsu will have:

  . the right to elect, remove, and replace two of our six Directors (or, if we ever have more than six Directors, then one third of our Directors rounded up to the next whole number);

  . the right to name one member to each principal Committee of our Board of Directors; and

  . unless we have had an initial public offering, the right to veto certain extraordinary transactions (including acquisitions of, investments in, or strategic alliances with certain specified competitors, dispositions of certain significant business units, dismissal or appointment of our Chief Executive Officer, replacement of our external auditors, material transactions with our insiders, and certain issuances of our Common Stock).

   So long as we have not had an initial public offering, and Dentsu's Class B Common comprises at least 15% of our Common Stock, Dentsu will also have the right to veto any transaction that would result in a change of control of Bcom3 prior to March 14, 2002. Similarly, so long as we have not had an initial public offering, Dentsu will have a right of first offer with respect to any transaction that would result in a change of control of Bcom3 after March 14, 2002 but on or before March 14, 2005.

   If Dentsu's Class B Common ever comes to comprise less than 15%, but still comprises at least 5%, of our total Common Stock, then Dentsu will have the right to elect, remove, and replace one of our six Directors (or, if we ever have more than six Directors, then one sixth of our Directors rounded up to the next whole number) and the right to name one member to each principal Committee of our Board of Directors.

   Dentsu will also have certain information and inspection rights, so long as its Class B Common comprises at least 5% of our Common Stock.

 Novo Rescission

   In January 2000, before the business combination in which Bcom3 was formed, a subsidiary of The MacManus Group sold a portion of its shareholdings in a majority-owned subsidiary called Novo MediaGroup to 25 managers of The MacManus Group and its operating units (including Messrs. Bostock and Brown), in return for consideration consisting of cash and nonrecourse promissory notes. In March 2001, we notified all of these managers that we were offering to rescind the original transactions, in order to regain majority ownership and control of Novo MediaGroup, and also in order to avoid certain potential disputes with the managers. All 25 of the managers accepted our rescission offer, with the result that we refunded each manager's original cash consideration and cancelled his or her promissory note. Messrs. Bostock and Brown received cash refunds in the respective amounts of $1,152,500 and $1,150,195, and we cancelled their promissory notes in the respective principal amounts of $1,152,500 and $1,154,805. For all 25 managers as a group, the total cash refunded was $10,733,595, and the total principal amount of the cancelled notes was $10,738,655.

Item 8. Legal Proceedings

   We are a party to various legal proceedings incidental to our business. While it is not feasible to predict or determine the final outcome of these proceedings, we do not believe that the outcome will have a material effect on our consolidated financial position, results of operations, or cash flows.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

 Record Holders and Beneficial Owners

   The only record holders of our Common Stock as of March 31, 2001 were the four Voting Trustees, who hold all of our outstanding Class A Common in a voting trust for the benefit of approximately 660 beneficial owners (see "Directors and Executive Officers--Voting Trust Agreement" above), and Dentsu, which holds all of our outstanding Class B Common.

 Transfer Restrictions and Absence of Public Market

   No beneficial owner of our Class A Common can transfer his or her shares without our prior written consent, which we will normally grant only for a transfer by the stockholder:

  . to members of the stockholder's family, to a family limited partnership or limited liability company, to a trust for the benefit of the stockholder and his or her family members, or to a charitable trust; or

  . to the stockholder's heirs and legatees upon the stockholder's death;

provided, in each instance, that the transferee agrees to be bound by the terms of the Stock Purchase Agreement. See "Security Ownership of Certain Beneficial Owners and Management--Stock Purchase Agreement--Restrictions on Transfer of Shares" above.

   Dentsu has agreed not to transfer its Class B Common, other than intercompany transfers to its affiliates, transfers to the public after we have had an initial public offering, and, if we have not yet had an initial public offering, transfers to certain permitted third party institutional investors on or after March 14, 2002. See "Certain Relationships and Related Transactions-- Investments by Dentsu" above.

   As a result of these transfer restrictions, there is no current public trading market for our Common Stock, and we do not expect any trading in our Common Stock to develop prior to an initial public offering.

 Common Stock Equivalents

   As of April 30, 2001, we do not have any outstanding securities that are convertible into or exercisable or exchangeable for shares of Common Stock.

 Shares Available for Future Sale

   In addition to the transfer restrictions described above, all of the outstanding shares of our Common Stock are "restricted" securities within the meaning of the Securities Act and, as such, may not be sold in the absence of registration under the Securities Act, or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act.

   As noted above, we have granted Dentsu registration rights, applicable in the event we have had an initial public offering and Dentsu wishes to sell some or all of its shares to the public. See "Certain Relationships and Related Transactions--Investments by Dentsu" above.

 Dividends and Dividend Policy

   We recently paid a special dividend of $.25 per share to holders of record of our Common Stock on February 9, 2001. Other than this dividend, we have not paid any dividends with respect to our Common Stock since the date of the business combination, and we do not have any current plan to pay any future dividends on our Common Stock.

Item 10. Recent Sales of Unregistered Securities

   Commencing with the formation of Bcom3, we have issued the following securities without registration under the Securities Act:

  . On January 31, 2000, in a transaction exempt from registration under Rule
    506 under the Securities Act, we issued an aggregate of 15,513,939 shares of our Class A Common to the former stockholders of The Leo Group and The MacManus Group in exchange for their stock in connection with the business combination.

  . On March 14, 2000, in a transaction exempt from registration under
    Section 4(2) of the Securities Act, we sold 4,274,248 shares of our Class B Common to Dentsu for cash consideration in the amount of $493,162,734.

  . On February 16, 2001, in a transaction exempt from registration under
    Section 4(2) of the Securities Act, we issued an aggregate of 40,000 shares of our Class A Common to the former limited partners of a partially-owned operating unit in exchange for their limited partnership interests.

  . On April 19, 2001, in a transaction exempt from registration under
    Section 4(2) of the Securities Act, we sold 10,000 shares of our Class B Common to Dentsu for cash consideration in the amount of $1,300,000.

Item 11. Description of Registrant's Securities to be Registered

   The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to this Form 10, and the laws of the State of Delaware.

 Authorized Capital Stock

   Our Certificate of Incorporation authorizes us to issue up to 50,000,000 shares of Common Stock, consisting of 40,000,000 shares of Class A Common and 10,000,000 shares of Class B Common. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and nonassessable.

 Voting Rights

   Holders of Common Stock will generally be entitled to one vote per share on all matters that we submit to a vote of stockholders; provided, however, that holders of Class B Common, voting as a separate class, will have the right to approve certain amendments to our Certificate of Incorporation that would adversely affect them as a class. In addition, so long as the outstanding Class B Common comprises at least 15% of our total Common Stock, holders of Class B Common, voting as a separate class, will have the right to elect, remove, and replace two of our six Directors (or, if we ever have more than six Directors, then one third of our Directors rounded up to the next whole number). Alternatively, if the outstanding Class B Common ever comes to comprise less than 15%, but still comprises at least 5%, of our total Common Stock, then holders of Class B Common, voting as a separate class, will have the right to elect, remove, and replace one of our six Directors (or, if we ever have more than six Directors, then one sixth of our Directors rounded up to the next whole number). See "Certain Relationships and Related Transactions--Investments by Dentsu" above. In any event, holders of Class A Common, voting as a separate class, will have the right to elect, remove, or replace all of our other Directors.

   All of the outstanding shares of our Class A Common have been deposited into a voting trust, and such shares will be voted by the Voting Trustees. See "Directors and Executive Officers--Voting Trust Agreement" above.

   Our Certificate of Incorporation provides that, prior to an initial public offering, our stockholders (and therefore, given the Voting Trust Agreement, the Voting Trustees) will have the right to elect, remove, and replace specified corporate officers. See "Directors and Executive Officers--Voting Trust Agreement" above. From and after an initial public offering, however, our Board of Directors will have the right to elect, remove, and replace all of our corporate officers.

   Our Certificate of Incorporation also provides that, from and after an initial public offering, the approval of both two-thirds of the members of our Board of Directors and the holders of two-thirds of our outstanding Common Stock shall be required for:

  . any merger of Bcom3 with or into another corporation (without regard to which constituent corporation survives the merger), other than a reincorporation merger, a merger of Bcom3 with or into any wholly-owned subsidiary of Bcom3, or a merger of any wholly-owned subsidiary of Bcom3 with or into Bcom3;

  . any consolidation of Bcom3 into a new corporation formed by such consolidation; or

  . any sale, lease, exchange, or other disposition of all or substantially all of our assets, if not made in the usual or regular course of our business.

 Other Rights

   Holders of Common Stock are entitled to share equally, without regard to class, in any dividend declared by our Board of Directors; provided that, in the event of a dividend payable in additional shares of Common Stock, holders of Class A Common will be entitled to receive additional shares of Class A Common and holders of Class B Common will be entitled to receive additional shares of Class B Common. Holders of Common Stock are also entitled to share equally, without regard to class, in all assets available for distribution to stockholders upon dissolution, liquidation, or winding up. Except for Dentsu, which has certain contractual preemptive rights, no holder of Common Stock has any preemptive right to subscribe for any Common Stock or other securities that we may choose to issue or sell. See "Certain Relationships and Related Transactions--Investments by Dentsu" above. We will not subdivide or combine the outstanding shares of either the Class A Common or the Class B Common without subdividing or combining the outstanding shares of the other class. Holders of Class B Common have the right to convert their shares of Class B Common into an equal number of shares of Class A Common at any time.

Item 12. Indemnification of Directors and Officers

 General Corporation Law

   We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

   Section 145 also provides that a Delaware corporation may indemnify any persons who are, were, or are threatened to be made a party to any threatened, pending, or completed action or suit, by or in the right of the corporation, by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer, director, employee, or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

 Certificate of Incorporation and Bylaws

   Our Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law, no member of our Board of Directors shall be liable to Bcom3 or to its stockholders for monetary damages for any breach of fiduciary duty.

   Our Bylaws provide for the indemnification of our directors, officers, and employees to the fullest extent permitted by the General Corporation Law.

 Liability Insurance

   We maintain liability insurance policies for the benefit of our directors and officers.

Item 13. Financial Statements and Supplementary Data

   The financial statements required by Regulation S-X are included elsewhere in this Form 10. See the Index to Financial Statements and Schedule on Page F-1 below.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   Not applicable.

Item 15. Financial Statements and Exhibits

 Financial Statements

   See the Index to Financial Statements and Schedule on Page F-1 below.

 Exhibits

   The exhibit numbers used below are the numbers assigned in Item 601 of Regulation S-K and the EDGAR Filer Manual. An additional copy of this exhibit index immediately precedes the exhibits filed with this Form 10 and the exhibits transmitted to the Commission as part of the electronic filing of this Form 10.

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
   2.1   Agreement and Plan of Merger, dated as of December 30, 1999, by and among BDM, Inc. (now known as Bcom3 Group, Inc.), The Leo Group, Inc.,
         The MacManus Group, Inc., TLG Acquisition Corp., and TMG Acquisition
         Corp.

   3.1   Amended and Restated Certificate of Incorporation of Bcom3 Group, Inc.

   3.2   Bylaws of Bcom3 Group, Inc.

   4.1   Form of Stock Purchase Agreement

   9.1   Amended and Restated Voting Trust Agreement, dated as of April 18,
         2001, among the owners of shares of Common Stock of Bcom3 Group, Inc.
         and the voting trustees named therein

  10.1   Investment Agreement, dated as of March 14, 2000, between Dentsu Inc.
         and BDM, Inc. (now known as Bcom3 Group, Inc.)

  10.2   Registration Rights Agreement, dated as of March 14, 2000, between
         BDM, Inc. (now known as Bcom3 Group, Inc.) and Dentsu Inc.

  10.3   Amended and Restated Lease, dated as of December 15, 1997, between 35
         West Wacker Venture, L.L.C. and Leo Burnett Company, Inc.

  10.4 Lease, dated as of October 21, 1987, between Broadway 52nd Associates and D'Arcy Masius Benton & Bowles

  10.5   Employment Agreement, dated as of January 1, 2001, among Roger A.
         Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett
         USA, Inc.

  10.6 Management Transition Agreement, dated as of December 14, 2000, between Roy J. Bostock and Bcom3 Group, Inc.

  10.7 Management Transition Agreement, dated as of December 22, 2000, between Richard B. Fizdale and Bcom3 Group, Inc.

  10.8   Amended and Restated Salary Continuation Agreement, dated as of
         December 29, 1995, and as further amended by letter agreement dated as of June 21, 1999, between Roy J. Bostock and The MacManus Group, Inc.
         (formerly known as D'Arcy Masius Benton & Bowles, Inc.)

  10.9   Amended and Restated Salary Continuation Agreement, dated as of
         December 29, 1995, and as further amended by letter agreement dated as of September 24, 1999, between Craig D. Brown and The MacManus Group,
         Inc. (formerly known as D'Arcy Masius Benton & Bowles, Inc.)

  10.10 Letter agreement, dated as of March 19, 1993, between Roger A. Haupt and Leo Burnett Company, Inc., regarding his Executive Employment
         Consultancy Arrangement

  10.11  Letter agreement, dated as of March 19, 1993, between Richard B.
         Fizdale and Leo Burnett Company, Inc., regarding his Executive
         Employment Consultancy Arrangement


 Exhibit
 Number                         Description of Exhibit
 -------                        ----------------------
  10.12  Letter agreement, dated as of January 22, 1999, between Christian E.
         Kimball and Leo Burnett Company, Inc., regarding his Executive
         Employment Consultancy Arrangement

  10.13 Letter agreement, dated as of March 2, 2001, between Roy J. Bostock and N.W. Ayer Communications, Inc., regarding rescission of a transaction involving Novo Media Group, Inc. stock

  10.14 Letter agreement, dated as of March 2, 2001, between Craig D. Brown and N.W. Ayer Communications, Inc., regarding rescission of a transaction involving Novo Media Group, Inc. stock

  21.1   Subsidiaries of Bcom3 Group, Inc.

  99.1   2000 Long-Term Equity Incentive Plan of Bcom3 Group, Inc.

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Bcom3 Group, Inc.

                                                  /s/ Roger A. Haupt
                                          By: _________________________________
                                                     Roger A. Haupt
                                          Chairman and Chief Executive Officer

April 30, 2001

                         INDEX TO FINANCIAL STATEMENTS
                                  AND SCHEDULE

                                                                           Page
                                                                           ----
Bcom3 Group, Inc. and Subsidiaries
  Report of Management....................................................  F-2
  Report of Independent Public Accountants................................  F-3
  Consolidated Balance Sheet as of December 31, 2000......................  F-4
  Consolidated Statement of Operations for the Year ended December 31,
   2000...................................................................  F-5
  Consolidated Statement of Stockholders' Equity for the Year ended
   December 31, 2000......................................................  F-6
  Consolidated Statement of Cash Flows for the Year ended December 31,
   2000...................................................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8


Leo Burnett Worldwide, Inc. (formerly known as The Leo Group, Inc.)
  Report of Independent Public Accountants................................ F-23
  Consolidated Balance Sheets as of December 31, 1999 and 1998............ F-24
  Consolidated Statements of Income for the Years ended December 31, 1999,
   1998 and 1997.......................................................... F-25
  Consolidated Statements of Shareholders' Investment for the Years ended
   December 31, 1999, 1998 and 1997....................................... F-26
  Consolidated Statements of Cash Flows for the Years ended December 31,
   1999, 1998 and 1997.................................................... F-27
  Notes to Consolidated Financial Statements.............................. F-28


The MacManus Group, Inc. and Subsidiaries
  Report of Independent Public Accountants................................ F-43
  Consolidated Balance Sheets as of December 31, 1999 and 1998............ F-44
  Consolidated Statements of Operations for the Years ended December 31,
   1999, 1998 and 1997.................................................... F-45
  Consolidated Statements of Stockholders' Equity for the Years ended
   December 31, 1999,
   1998 and 1997.......................................................... F-46
  Consolidated Statements of Cash Flows for the Years ended December 31,
   1999, 1998 and 1997.................................................... F-47
  Notes to Consolidated Financial Statements.............................. F-48


Schedule II--Valuation and Qualifying Accounts............................  S-1

                              REPORT OF MANAGEMENT

   The consolidated financial statements and other information included in this Form 10 have been prepared by management, which is responsible for its fairness, integrity and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States applied on a basis consistent with prior years and, where necessary, include amounts that are based on management's informed judgments and estimates. The financial information contained elsewhere in this Form 10 has been prepared in a manner consistent with the preparation of the consolidated financial statements.

   The Company's system of internal controls is a major element in management's responsibility to provide a fair presentation of the financial statements. The system is designed to provide reasonable assurance that the Company's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, that material errors are prevented or detected within a timely period, and that records are sufficient to produce reliable financial reports.

   Elements of these control systems are the establishment and communication of accounting and administrative policies and procedures and the selection and training of qualified personnel.

   The Audit Committee meets periodically with representatives of financial management and the independent public accountants to assure that each is properly discharging their responsibilities. In order to assure complete independence, the Audit Committee communicates directly and separately with the independent public accountants and financial management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

            Roger A. Haupt                          Craig D. Brown
  -----------------------------------     -----------------------------------
            Roger A. Haupt                          Craig D. Brown
        Chief Executive Officer              President and Chief Operating
                                                        Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Bcom3 Group, Inc.:

   We have audited the accompanying consolidated balance sheet of Bcom3 Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bcom3 Group, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule on page S-1 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
April 6, 2001

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               December 31, 2000
                   (In thousands, except for per share data)

                              ASSETS
                              ------
Current assets:
 Cash and cash equivalents......................................... $  598,159
 Accounts receivable (less allowance for doubtful accounts of
  $41,541).........................................................  1,618,925
 Production expenditures billable to clients.......................    186,292
 Prepaid expenses and other assets.................................    133,642
                                                                    ----------
   Total Current Assets............................................  2,537,018

Property and equipment.............................................    612,904
Less: Accumulated depreciation and amortization....................    260,210
                                                                    ----------
    Property and equipment, net....................................    352,694

Goodwill (less accumulated amortization of $65,074)................  1,266,955
Other..............................................................    306,606
                                                                    ----------
 Total Assets...................................................... $4,463,273
                                                                    ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current liabilities:
 Trade accounts payable............................................ $1,624,991
 Short-term borrowings.............................................     39,826
 Current portion of long-term debt.................................     57,376
 Accrued expenses and other payables...............................    542,070
                                                                    ----------
   Total Current Liabilities.......................................  2,264,263

Long-term debt.....................................................    389,128
Real estate finance obligation.....................................    195,321
Deferred compensation and accrued retirement benefits..............    123,461
Other long-term liabilities........................................    150,998
Deferred rent......................................................     29,003
                                                                    ----------
                                                                       887,911
Minority interest..................................................     14,141
Commitments and contingencies......................................
Mandatorily redeemable stock.......................................    239,126

Stockholders' equity:
 Common Stock, Class B, $0.01 par value, 10,000,000 shares
  authorized, 4,274,248
  shares issued and outstanding....................................         43
 Additional paid-in capital........................................  1,185,979
 Retained deficit..................................................   (124,332)
 Accumulated other comprehensive loss..............................     (3,858)
                                                                    ----------
   Total Stockholders' Equity......................................  1,057,832
                                                                    ----------
 Total Liabilities and Stockholders' Equity........................ $4,463,273
                                                                    ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          Year Ended December 31, 2000
                     (In thousands, except per share data)

Revenue............................................................ $1,833,727
Operating expenses:
  Compensation and employee benefits...............................  1,134,699
  Other general expenses...........................................    330,836
  Office and related expenses......................................    135,040
  Depreciation and amortization....................................    129,016
  Nonrecurring charge..............................................     71,889
                                                                    ----------
    Total operating expenses.......................................  1,801,480
Operating income...................................................     32,247
Other income (expense):
  Interest income..................................................     34,487
  Interest expense.................................................    (58,555)
  Foreign currency loss............................................     (2,980)
  Other income.....................................................        193
                                                                    ----------
    Total other expense............................................    (26,855)
                                                                    ----------
Income before income taxes.........................................      5,392
Income taxes.......................................................     66,643
                                                                    ----------
Loss after income taxes............................................    (61,251)
Minority interest..................................................     (8,288)
Equity in affiliates...............................................      3,926
                                                                    ----------
Net loss........................................................... $  (65,613)
                                                                    ==========
Net loss per common share
  Basic and Diluted................................................ $   (36.34)
                                                                    ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                       BCOM3 GROUP, INC. and SUBSIDIARIES

                 CONSOLIDATED STATEMENT of STOCKHOLDERS' EQUITY
                          Year Ended December 31, 2000
                       (In thousands, except share data)

                                                                          Loans to
                                                     Par    Additional  Stockholders Accum. Other  Retained   Mandatorily
                         Comprehensive  Number of   Value-   Paid-in     for Stock   Comprehensive Earnings   Redeemable
                             Loss        Shares      $.01    Capital       Sales     Income (Loss) (Deficit)     Stock
                         ------------- -----------  ------  ----------  ------------ ------------- ---------  -----------
Balance, December 31,
 1999...................                10,108,405  $ 100   $  126,800    $(5,600)     $  9,598    $  64,200   $    --
Allocation of balances
 to Mandatorily
 redeemable stock.......                             (100)    (126,800)     5,600        (9,598)     (64,200)   195,098
                                       -----------  -----   ----------    -------      --------    ---------   --------
Balance, January 1,
 2000...................                10,108,405    --           --         --            --           --     195,098
Net loss................   $(65,613)                                                                 (65,613)
Other comprehensive
 loss:
 Unrealized loss on
  investments (net of
  taxes of $225)........       (417)                                                       (417)
 Foreign currency
  translation (net of
  tax benefit of
  $2,010)...............    (22,063)                                                    (22,063)
 Minimum pension
  liability.............        310                                                         310
                           --------
Comprehensive loss......   $(87,783)
                           ========
Repayment of loans to
 stockholders...........                                                    5,600
Issuance of Class B
 shares.................                 4,274,248     43      485,994
Shares issued for
 acquisitions...........                 6,013,300     60      701,733
Stock repurchases.......                  (718,758)    (7)      (3,780)
Allocation to
 Mandatorily redeemable
 stock..................               (15,402,947)   (53)       2,032     (5,600)       18,312      (58,719)    44,028
                                       -----------  -----   ----------    -------      --------    ---------   --------
Balance, December 31,
 2000...................                 4,274,248  $  43   $1,185,979    $   --       $ (3,858)   $(124,332)  $239,126
                                       ===========  =====   ==========    =======      ========    =========   ========


  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                       BCOM3 GROUP, INC. and SUBSIDIARIES

                      CONSOLIDATED STATEMENT of CASH FLOWS
                          Year Ended December 31, 2000
                                 (In thousands)

Cash Flows from Operating Activities
 Net loss........................................................... $ (65,613)
 Reconciliation of net loss to net cash provided by operating activities:
  Depreciation and amortization.....................................   129,016
  Provision for doubtful accounts...................................    16,219
  Increase in deferred compensation and accrued retirement
   benefits.........................................................     2,206
  Earnings in affiliates in excess of dividends received............       859
  Minority interests................................................     8,288
 Changes in operating assets and liabilities, net of effects from acquisitions:
  Increase in accounts receivable...................................  (151,752)
  Decrease in production expenditures billable to clients...........     1,499
  Increase in trade accounts payable................................   133,628
  Decrease in accrued expenses and other payables...................   (39,201)
  Decrease in accrued income taxes..................................    (9,358)
  Increase in prepaids and other current assets.....................   (15,215)
  Increase in other assets..........................................    (8,545)
                                                                     ---------
    Net Cash Provided by Operating Activities.......................     2,031
                                                                     ---------
Cash Flows from Investing Activities
 Business acquisitions, net of cash acquired........................   (32,769)
 Expenditures for property and equipment............................   (91,670)
 Proceeds from sale of assets.......................................     7,982
 Cash acquired in MacManus acquisition..............................    50,583
                                                                     ---------
    Net Cash Used in Investing Activities...........................   (65,874)
                                                                     ---------
Cash Flows from Financing Activities
 Dividends paid to minority stockholders............................    (7,149)
 Repayments of short-term borrowings................................   (70,719)
 Proceeds from long-term debt.......................................   153,352
 Repayment of long-term debt........................................   (68,269)
 Repayment of stockholder loans.....................................     5,600
 Proceeds from sales of stock.......................................   486,037
 Redemptions of stock...............................................   (32,284)
                                                                     ---------
    Net Cash Provided by Financing Activities.......................   466,568
                                                                     ---------
Effect of exchange rate changes on cash and cash equivalents........    (7,084)
                                                                     ---------
Net increase in Cash and Cash Equivalents...........................   395,641
Cash and Cash Equivalents, Beginning of year........................   202,518
                                                                     ---------
Cash and Cash Equivalents, End of Year.............................. $ 598,159
                                                                     =========
Supplemental Cash Flow Information
 Income taxes paid.................................................. $  77,367
                                                                     =========
 Interest paid...................................................... $  58,321
                                                                     =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

   Bcom3 Group, Inc. and subsidiaries ("Bcom3" or the "Company") is one of the world's leading advertising and marketing communications services holding companies. The Company was created through the business combination of Leo Burnett Worldwide, Inc. ("Leo Burnett," formerly known as The Leo Group, Inc.) and The MacManus Group, Inc. ("MacManus") in January 2000. The Company's service offerings include creation and production of advertising; branding and brand building; strategic media planning and buying; marketing research and consultation; public relations; healthcare marketing and communications; multicultural and urban marketing; direct and database marketing; interactive and digital communications; financial and business-to-business advertising; directory advertising; field marketing; integrated merchandising and sales promotion programs; sports and event marketing; telemarketing; new product design and development; package design; and internet and digital media development.

   The Company is well diversified across geographies, with operations that cover the United States, Europe, Asia Pacific, Latin America, Canada, the Middle East and Africa.

   The consolidated financial statements include the financial statements of Bcom3 Group, Inc. and its domestic and international subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

 Cash and Cash Equivalents

   Cash and cash equivalents consist of highly liquid instruments with original maturities, when purchased, of three months or less. These investments are stated at cost, which approximates fair value.

 Production Expenditures Billable to Clients

   Production expenditures billable to clients consist principally of costs incurred in providing communications services to clients. Such amounts are generally billed to clients when services are rendered, when costs are incurred for radio and television production and when print production is completed.

 Property and Equipment

   Property and equipment is stated at cost, net of accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable assets, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations. Most property and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the depreciable assets, which range from 10 to 20 years for buildings and improvements, and three to 15 years for furniture and equipment. Costs associated with the acquisition or development of software for internal use are capitalized in accordance with the provisions of AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Most capitalized software costs are amortized on a straight-line basis over five years. Capitalized software costs include expenditures for purchased software and for the design, development and testing of new systems. Expenditures for consulting, training and reengineering efforts are expensed as incurred. Leasehold improvements are amortized over their estimated useful lives or over the terms of the lease, whichever is shorter, on a straight-line basis.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

 Intangibles

   The Company makes acquisitions consistent with its strategy of enhancing the value of its worldwide agency networks and brands and enhancing and expanding its current ongoing client relationships. The intangibles that result from these acquisitions primarily represent acquisition costs in excess of fair value of tangible net assets acquired and consist primarily of the know-how, reputation, experience and geographic location of the purchased businesses (goodwill). The Company generally amortizes intangibles on a straight-line basis over periods up to 25 years. Amortization expense in the accompanying consolidated income statement totaled $71.5 million in 2000. Intangibles other than goodwill are included in "Other" assets in the accompanying balance sheet.

 Measurement of Impairment

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company records impairment losses on property and equipment used in operations, goodwill and other intangible assets when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for loss if the carrying value is greater than the fair value.

 Financial Instruments

   The Company manages its exposure to fluctuations in foreign currency exchange rates and interest rates, primarily through the use of foreign exchange contracts and interest rate swaps. The estimated fair values of derivative positions represent the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk. While investing in these financial instruments, the Company does not make any speculative investment decisions.

 Deferred Compensation

   The Company has certain compensation plans which enable eligible employees to defer a portion of their compensation into future periods. Amounts related to these compensation arrangements are charged to expense as the related services are performed.

 Income Taxes

   Deferred tax liabilities and assets are recognized as the difference between the financial statement and tax bases of assets and liabilities multiplied by current tax rates.

 Investments in Affiliates

   Investments in unconsolidated companies are accounted for by the equity method. The equity method is used when the Company has an ownership interest greater than 20% and less than 50% and where significant influence over the operating and financial policies of these investments exist.

 Foreign Currency Translation

   The Company's consolidated financial statements are prepared in accordance with the requirements of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at current exchange rates, while income

                       BCOM3 GROUP, INC. AND SUBSIDIARIES
and expense are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine foreign currency gains and losses resulting from financial statement translation. Resulting translation gains and losses are reported as a component of stockholders' equity except for those associated with highly inflationary countries, which are reported directly in the accompanying consolidated statement of operations. Foreign currency transaction gains and losses are included in the determination of net income in the period incurred.

 Earnings Per Share

   Basic and diluted loss per share was calculated by dividing net income, reduced by $58.7 million of income allocable to the Mandatorily redeemable Class A common shares, by the weighted average number of Class B common shares. For the year ended December 31, 2000, the weighted average number of Class B common shares used in the earnings per share calculation is 3,421,734. No Class B common shares existed prior to March 2000. The Company did not have any dilutive securities outstanding as of December 31, 2000, and accordingly, there is no difference between basic and diluted earnings per share.

 Revenue Recognition

   Substantially all revenue is derived from fees for services and for production of advertisements. Additionally, revenue is derived from commissions for placement of advertisements in various media. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and collection is reasonably assured.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and required adoption no later than the fourth quarter of fiscal 2000. During 2000, the Company adopted SAB No. 101, which did not have a material impact on the Company's consolidated financial position or results of operations.

 Use of Estimates

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

 New Accounting Standards

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an Amendment of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-- an amendment of FASB Statement No. 133." This

                       BCOM3 GROUP, INC. AND SUBSIDIARIES
statement amended certain paragraphs within SFAS No. 133. The Company adopted SFAS No. 133 and SFAS No. 138 effective January 1, 2001. The adoption of SFAS No. 133 and No. 138 did not have a material effect on the Company's consolidated financial position or results of operations.

3. Acquisitions

   All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of the acquisition.

   On January 27, 2000, the shareholders of Leo Burnett approved a business combination with MacManus to create Bcom3. Pursuant to the business combination, all of Leo Burnett's approximately 9.5 million outstanding shares were exchanged for the same number of shares in Bcom3; MacManus's shareholders exchanged approximately 700,000 outstanding shares for approximately 6.0 million shares of Bcom3 based on an exchange ratio of 8.6:1. For accounting purposes, Leo Burnett was deemed to be the acquirer principally because of the greater number of Bcom3 shares expected to be received by the stockholders of Leo Burnett. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets acquired by approximately $1,240 million (goodwill). The goodwill is being amortized over a period of 25 years on a straight-line basis.

   The following unaudited pro forma consolidated results of operations for the year ended December 31, 2000 are presented as if the business combination had occurred at January 1, 2000. The pro forma amounts shown below (1) reflect the effect of the business combination and the related amortization expense, (2) reflect the interest expense associated with MacManus and Leo Burnett stock redemptions preceding the business combination and (3) exclude the nonrecurring charge relating to such redemptions. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the business combination been made during the period presented or the future results of the combined operations:

                                                      Bcom3 Pro Forma
                                                        Year Ended
                                                     December 31, 2000
                                           -------------------------------------
                                                        (Unaudited)
                                           (In thousands, except per share data)
   Revenue................................              $1,894,142
   Net loss...............................              $   (3,301)
   Net loss per Class B common share:
     Basic and Diluted....................              $   (16.98)

   During 2000, the Company acquired other advertising and marketing communication services businesses or interests in other advertising and marketing communication services businesses for total cash consideration of $32.8 million. These acquisitions were accounted for under the purchase method and have been included in the Company's consolidated results of operations since the date of acquisition. The pro forma impact of these individual acquisitions on 2000 results were not significant.

   Certain acquisitions completed in 2000 require payments in future years to the former owners of the acquired companies based on the acquired companies' future profits, as defined in the acquisition agreements. Such payments are recorded in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." In 2000, the Company recorded $29.2 million as additional purchase price or compensation expense related to acquisitions.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

4. Fair Value of Financial Instruments

   The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2000 (in thousands):

                                                              Carrying   Fair
                                                               Amount   Value
                                                              -------- --------
   Cash and cash equivalents................................. $598,159 $598,159
   Equity in marketable securities...........................    3,134    3,134
   Short-term borrowings.....................................   39,826   39,826
   Long-term debt............................................  446,504  446,504
   Foreign exchange contracts................................      --      (256)

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and cash equivalents

   Cash and cash equivalents consists primarily of short-term interest bearing highly liquid investments. The fair value of cash and cash equivalents approximated carrying value due to the short-term maturity of these instruments.

 Equity in marketable securities

   Marketable securities held by the Company as of December 31, 2000 were primarily publicly traded shares of common stock of some of the Company's U.S. clients. These shares are carried at current market value which, at year end approximated fair value due to the highly liquid nature of these instruments.

 Short-term borrowings

   The fair value of short-term borrowings approximated carrying value due to the short-term maturity of these instruments.

 Long-term debt

   The Company's long-term debt was primarily floating rate debt, the carrying value of which approximated fair value.

 Foreign exchange contracts

   The estimated fair values of derivative positions represent the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

5. Concentration of Credit Risk

   The Company's largest customer accounted for approximately 12% of revenues for the year ended December 31, 2000, and 9% of accounts receivable balances as of December 31, 2000.

   Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform as contracted. The Company performs regular credit reviews of customers. Allowances are maintained for potential credit losses. To date, such losses have been within the Company's expectations and allowances for doubtful accounts are adequate to cover foreseeable credit risk losses.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

6. Segment Information

   The Company's wholly and partially owned businesses operate within the advertising and marketing communications services operating segment. All of these services fall within one reportable segment as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

   A summary of the Company's revenues, and property and equipment by geographic area as of December 31, 2000 is as follows (in thousands):

                             United             Asia    Latin
                             States   Europe  Pacific  America   Other    Total
                            -------- -------- -------- -------- ------- ----------
   Revenue................. $954,847 $519,661 $189,189 $135,413 $34,617 $1,833,727
   Property and equipment,
    net....................  270,148   55,493   13,795    9,972   3,286    352,694

7. Investments in Affiliates

   The Company has approximately 50 unconsolidated affiliates accounted for under the equity method. The equity method is used when the Company has an ownership of less than 50% and exercises significant influence over the operating and financial policies of the affiliate. The following table summarizes the balance sheet and income statement of the Company's unconsolidated affiliates, primarily in Europe as of December 31, 2000, and for the year then ended (in thousands):

                                                   BBH
                                              Communications
                                                   Ltd.       Other     Total
                                              -------------- --------  --------
   Ownership percentage......................         49%     Various
   Current assets............................    $149,078    $174,273  $323,351
   Non-current assets........................      15,093      46,159    61,252
   Current liabilities.......................     133,682     170,203   303,885
   Non-current liabilities...................       1,854       7,788     9,642
   Minority interests........................       1,763           7     1,770
   Revenue...................................     869,255     126,185   995,440
   Costs and expenses........................     767,881     117,891   885,772
   Net income................................      15,537     (21,195)   (5,658)

   The Company's equity in the net income of these affiliates amounted to $3.9 million for the year ended December 31, 2000. The Company's equity in the net tangible assets of these affiliated companies was approximately $32.6 million as of December 31, 2000. Included in the Company's investments in affiliates is the excess of acquisition costs over the fair value of tangible net assets acquired. These excess acquisition costs are being amortized on a straight-line basis principally over periods of up to 25 years. In 2000, the Company disposed of shares held in certain affiliates. The resulting impact of these sales was not material to the 2000 consolidated results of operations or financial position.

8. Nonrecurring Charge

   In connection with the business combination, Leo Burnett terminated its employee loan program. This program guaranteed bank loans to employees to allow the employees to purchase common stock. Leo Burnett extended an offer to its shareholders with loans outstanding under the employee loan program to redeem a number of shares of common stock sufficient to retire the amount of outstanding borrowings under these loans. Related to this redemption offer, the Company recognized a nonrecurring compensation charge of $71.9 million. This charge was equal to the difference in the book value and cash to be paid for the shares offered for redemption. There is no tax benefit associated with this charge.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

9. Property and Equipment

   Property and equipment and the related accumulated depreciation and amortization as of December 31, 2000 are summarized as follows (in thousands):

   Furniture and equipment........................................... $ 238,753
   Building..........................................................   194,887
   Land..............................................................    16,987
   Leasehold improvements............................................   117,929
   Software..........................................................    27,059
   Other.............................................................    17,289
                                                                      ---------
     Total cost......................................................   612,904
   Accumulated depreciation and amortization.........................  (260,210)
                                                                      ---------
     Property and equipment, net..................................... $ 352,694
                                                                      =========

   Depreciation and amortization expense for property and equipment totaled $57.5 million in 2000.

10. Income Taxes

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS No. 109 applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recognized in the consolidated financial statements and tax returns.

   Income before income taxes and the income taxes for the year ended December 31, 2000 consisted of the amounts shown below (in thousands):

   Income before income taxes:
     Domestic........................................................ $(48,768)
     International...................................................   54,160
                                                                      --------
       Total......................................................... $  5,392
                                                                      ========

   Income taxes:
   Current:
     Federal......................................................... $ 37,429
     State and local.................................................    8,293
     International...................................................   31,057
                                                                      --------
                                                                      $ 76,779
                                                                      --------
   Deferred:
     Federal......................................................... $ (8,403)
     State and local.................................................     (686)
     International...................................................   (1,047)
                                                                      --------
                                                                      $(10,136)
                                                                      --------
       Total......................................................... $ 66,643
                                                                      ========

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

   The Company's effective income tax rate for the year ended December 31, 2000, varied from the statutory federal income tax rate as a result of the following factors:

   Statutory federal income tax rate.................................    35.0%
   State and local taxes on income, net of federal income tax
    benefit..........................................................    91.7
   Nondeductible expenses............................................    75.0
   Foreign subsidiaries' tax rate differentials......................   (41.3)
   Foreign losses not benefited......................................   170.0
   Other.............................................................    75.9
   Goodwill amortization.............................................   363.0
   Nonrecurring charge...............................................   466.6
                                                                      -------
   Effective rate.................................................... 1,235.9%
                                                                      =======

   Deferred income taxes are provided for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities. Deferred tax benefits result primarily from recording certain expenses in the financial statements which are not currently deductible for tax purposes. Deferred tax liabilities result primarily from deferred gain on the sales-leaseback transaction and the recognition of income upon the change from cash to accrual basis reporting for tax purposes.

   The Company has recorded deferred tax benefits as of December 31, 2000 of $93.1 million, which are net of valuation allowances of $24.3 million. Deferred tax benefits were recorded for foreign net operating loss carryforwards, which were predominantly offset by valuation allowances due to the uncertainty of realizing the future tax benefits. The Company has recorded deferred tax liabilities as of December 31, 2000 of $18.3 million.

   Net deferred tax benefits (liabilities) as of December 31, 2000 consisted of the amounts shown below (in thousands):

   Tax loss carryovers................................................ $ 21,997
   Compensation.......................................................   37,126
   Other accrued expenses.............................................   16,067
   Postretirement benefits............................................   12,969
   Other..............................................................    7,208
   Rent...............................................................   11,250
   Other benefit plans................................................    8,602
   Foreign exchange...................................................     (774)
   Accounting method change...........................................   (4,597)
   Deferred gain on sale-leaseback....................................  (10,686)
                                                                       --------
   Sub-total..........................................................   99,162
   Less: valuation allowance..........................................  (24,308)
                                                                       --------
     Total............................................................ $ 74,854
                                                                       ========

   Net current deferred tax benefits as of December 31, 2000 were $19.2 million of which $22.5 million is included in prepaid expenses and other assets and $3.3 million is included in accrued expenses and other payables. Net non-current deferred tax benefits as of December 31, 2000 were $55.6 million of which $70.4 million is included in other assets, $0.2 million is included in accumulated other comprehensive loss and $15.0 million is included in other long-term liabilities. The Company has concluded that it is probable that the Company will be able to realize these net deferred tax benefits in future periods.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

   As of December 31, 2000, there were net operating loss carryforwards of $75.3 million with various expiration periods.

   As of December 31, 2000, the cumulative undistributed earnings of the Company's foreign operations totaled approximately $78.3 million. Income taxes are generally not provided on undistributed earnings of foreign subsidiaries because these earnings are considered to be permanently reinvested.

11.  Short-Term Borrowings and Lines of Credit

   Short-term borrowings of $39.8 million existed as of December 31, 2000. Short-term borrowings consisted principally of amounts borrowed under domestic and international bank overdraft facilities and lines of credit used for local working capital purposes. The weighted average interest rate on outstanding short-term borrowings as of December 31, 2000 was 7.3%. The fair value of short-term borrowings approximated carrying value due to the short-term maturity of these instruments.

   In January 2000, MacManus and DMB&B USA, Inc., a subsidiary of MacManus, entered into the Amended and Restated Credit Agreement (the "Restated Credit Agreement"). The Restated Credit Agreement includes a $120.0 million revolving credit facility principally comprised of a $100.2 million swing line to provide overnight borrowing capabilities and is committed through January 2003. In addition, the Restated Credit Agreement contained a $175.0 million Short-term Working Capital Facility which expired on April 30, 2000, and a $335.0 million term loan with required repayments of $50.0 million in January 2001, $50.0 million in January 2002 and $235.0 million in January 2003. The Restated Credit Agreement is cross-guaranteed by Leo Burnett and Leo Burnett USA, Inc.

   In January 2000, Leo Burnett entered into a credit agreement (the "Credit Agreement"), which included a $50.0 million revolving credit facility principally to provide overnight borrowing capabilities and was committed through January 2001. This facility was not renewed. In addition, the Credit Agreement contains a $100.0 million term loan with no required repayments until January 2003, when it is repayable in full. The Credit Agreement is guaranteed by Leo Burnett USA, Inc. and is cross-guaranteed by MacManus and DMB&B USA, Inc.

   The interest rate on both the Restated Credit Agreement and the Credit Agreement are set as a margin over LIBOR. This margin is structured to reduce when certain consolidated indebtedness ratios are achieved. As of December 31, 2000 there were no short-term borrowings outstanding under these agreements.

   Both the Restated Credit Agreement and the Credit Agreement contain financial covenants regarding the ratio of total consolidated indebtedness and gross interest expense to cash flow. In addition, these credit agreements contain certain restrictive covenants including restrictions on acquisitions and foreign indebtedness. All covenant compliance calculations are made on a combined MacManus and Leo Burnett basis and had been met as of year end.

   As of December 31, 2000, subsidiaries of the Company also had unsecured lines of credit of $251.3 million, of which $211.5 million were unused.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

12. Long-term Debt

   Long-term debt consists of the following as of December 31, 2000 (in thousands):

   Term debt payable to banks in installments with maturities through
    2003. The average interest rate on outstanding principal as of
    December 31, 2000 was 7.9%.......................................  $435,000
   Notes payable to financing company 9.0% payable in monthly
    installments through 2004........................................     3,377
   Notes payable to banks by foreign subsidiaries at applicable banks' base lending rates 4.1% to 19.4% as of December 31, 2000
    payable in varying installments through 2003.....................     2,636
   Notes payable to former stockholders, variable interest 7.7% as of
    December 31, 2000 payable in varying installments................     5,491
                                                                       --------
                                                                        446,504
   Less, current portion.............................................    57,376
                                                                       --------
   Long-term debt....................................................  $389,128
                                                                       ========

   Aggregate maturities on the long-term debt in the next five years are:

   2001................................................................ $ 57,376
   2002................................................................   52,823
   2003................................................................  336,069
   2004................................................................      236
   Thereafter..........................................................      --

   Long-term bank debt consists of drawings against the term debt facilities in the Restated Credit Agreement and the Credit Agreement. Drawings outstanding as of December 31, 2000 have since matured and were redrawn resulting in a lower average rate of 7.3%.

13. Financial Instruments and Market Risk

   The Company selectively utilizes derivative financial instruments solely to reduce certain market risks, including the impact of currency rate changes. These hedging activities are limited in volume and confined to the management of specific interest rate and foreign exchange risks. Senior management actively participates in the quantification, monitoring, and control of all significant risks.

   As of December 31, 2000, the Company had open forward foreign currency contracts for approximately $18.0 million to hedge certain known foreign currency assets and liabilities.

   The Company enters into forward foreign exchange contracts primarily to hedge certain intercompany payables and receivables typically deemed to be short-term in nature. The forward contract terms are typically six months or less in duration and structured to facilitate the payment of the intercompany obligation with the resulting gain or loss included in the basis of the transaction upon settlement. When the underlying intercompany obligation is long-term in nature a hedge may be used to equalize the interest rate differential. In these instances a one-year forward contract is entered into.

   Counterparty risk is managed by entering into arrangements of this nature with relationship banks which are known to have strong credit ratings.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

14. Commitments and Contingencies

   The Company is obligated under a number of operating lease agreements for office space, office equipment, computers, and automobiles. Generally, office space leases require the payment of base rents plus escalations for increases in building operating costs and real estate taxes. Rent expense under these leases amounted to $68.8 million in 2000. Expense under operating leases, principally for office equipment, amounted to $32.5 million in 2000. Minimum lease payments to outside parties under all non-cancelable operating leases having initial or remaining terms in excess of one year as of December 31, 2000 are as follows (in thousands):

   2001................................................................ $ 92,215
   2002................................................................   78,898
   2003................................................................   69,424
   2004................................................................   55,811
   2005................................................................   50,571
   Thereafter..........................................................  254,526

   The Company is party to certain legal proceedings incidental to its business. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that the outcome will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

15. Sale-Leaseback Transaction

   Beginning in 1987, Leo Burnett constructed an office building that served as its corporate headquarters. During 1997, Leo Burnett contributed its corporate headquarters to a joint venture (the "Venture") substantially owned by Starwood Capital Group, L.L.C. and the John Buck Company. In exchange for its contribution, Leo Burnett acquired a 3.6% interest in the Venture, and the Venture assumed Leo Burnett's building mortgage debt of $219.5 million. In conjunction with this transaction, Leo Burnett entered into a 15-year lease for the portion of the building that it occupies. This transaction was accounted for as a financing lease, with the building and the building mortgage debt obligation continuing to be reflected in the Company's financial statements. The Company's only continuing obligation is its annual lease payments shown below since the Venture has fully assumed the building mortgage debt. In addition, the operating results of the Venture are included in the Company's accompanying consolidated statements of operations, with the 96.4% interest not owned by the Company reflected as minority interest expense.

   Significant accounting policies of the Venture are as follows:

  . Rental income is recognized on a straight-line basis over the terms of the respective leases.

  . Depreciation expense is provided on a straight-line basis over the estimated useful lives of the depreciable assets, which range from 10 to 40 years for buildings and improvements and three to 15 years for furniture and equipment.

   As mentioned above, the Company has a continuing obligation for annual lease payments. In 2000, the lease payment was $9.8 million. The Company's remaining future minimum lease payments as of December 31, 2000 are as follows:

   2001................................................................. $10,100
   2002.................................................................  10,300
   2003.................................................................  10,600
   2004.................................................................  10,800
   2005.................................................................  10,700
   Thereafter...........................................................  82,700

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

16. Mandatorily Redeemable Stock

   Each owner of the Company's Mandatorily redeemable stock has entered into a stock purchase agreement with the Company. Under the stock purchase agreements, in the event an individual owner of Mandatorily redeemable stock ceases to be an employee, the Company will generally repurchase his or her shares at a specified formula price based on the Per Share Book Value of the Company's common stock at the time of the repurchase. In certain circumstances, however, including death, permanent disability, or termination without cause, former employees (or their heirs or devisees) are allowed to become continuing owners for up to ten additional years before such repurchase occurs. The Company generally pays cash for repurchased shares at the time of the repurchase. Redemption amounts relating to the stock purchase agreements are included in "Mandatorily redeemable stock" in the accompanying consolidated balance sheets.

   The Per Share Book Value as of any date equals the Starting Per Share Book Value plus or minus Per Share Book Value Changes through such date. The Starting Per Share Book Value is either (a) $20.09 for shares of Mandatorily redeemable stock that the former stockholders of Leo Burnett acquired on January 31, 2000; or (b) $1.17 for shares of Mandatorily redeemable stock that the former stockholders of MacManus acquired on January 31, 2000; or (c) the actual purchase price for any shares of Mandatorily redeemable stock that a stockholder acquired after January 31, 2000. Per Share Book Value Changes are calculated based on the consolidated net income (or loss) per Share of Bcom3 (treating shares of Mandatorily redeemable stock and shares of Class B common stock as a single class of shares for this purpose), from January 31, 2000 (or, in the case of shares acquired after January 31, 2000, the date of such acquisition) through the date of determination, but reduced by dividends and adjusted to eliminate (1) nonrecurring items (net of taxes), including but not limited to gains or losses on sales of securities, real estate, business units or other assets outside the ordinary course of business, (2) any changes as a result of the application of purchase accounting to the business combination of Leo Burnett and MacManus into subsidiaries of the Company and (3) any charges arising from issuances or repurchases of equity at prices other than book value. Per Share Book Value Changes during any period of less than a full year are determined by pro ration (or another method selected by the Company).

17. Retirement and Postretirement Plans

   The Company maintains retirement plans covering substantially all U.S. employees and certain foreign employees. Some of these are defined benefit pension plans ("Defined Benefit Pensions") which require disclosure of assets and obligations and others are defined contribution plans which by definition have assets equal to liabilities and therefore the Company shows only the annual expense associated with such plans.

   The Company also provides certain health care and life insurance benefits ("Postretirement Plans") to retired U.S. employees.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

   The changes in the assets and benefit obligations and the reconciliation of the Company's Defined Benefit Pensions and Postretirement Plans in the accompanying consolidated balance sheet as of December 31, 2000 were as follows (in thousands):

                                                  Defined
                                             Benefit Pensions
                                             ------------------  Postretirement
                                                US     Foreign       Plans
                                             --------  --------  --------------
Change in benefit obligation--
 Benefit obligation at beginning of year.... $ 52,118  $ 46,129     $ 16,225
 Acquisitions...............................   93,191    50,138        5,484
 Service cost...............................   10,741     3,078          453
 Interest cost..............................   10,559     5,044        1,804
 Benefits and lump sums paid................   (7,900)   (3,377)      (2,242)
 Participant contributions..................      --        525          683
 Effect of exchange rates...................      --     (4,126)         --
 Actuarial (gain) loss......................   (1,984)   (4,571)       2,485
 Curtailments...............................      --         (5)         --
 Plan amendments............................      --         38          --
                                             --------  --------     --------
 Benefit obligation at end of year.......... $156,725  $ 92,873     $ 24,892
                                             ========  ========     ========
Change in plan assets--
 Fair value at beginning of year............ $ 87,649  $ 45,862     $    --
 Acquisitions...............................   82,353    27,732          --
 Actual return on assets....................  (10,871)      488          --
 Company contributions......................    6,836     3,585        1,559
 Benefits and lump sums paid................   (7,900)   (3,377)      (2,242)
 Participant contributions..................      --        525          683
 Effect of exchange rates...................      --     (3,902)         --
                                             --------  --------     --------
 Fair value of plan assets at end of year... $158,067  $ 70,913     $    --
                                             ========  ========     ========
 Fair value of plan assets greater (less)
  than benefit obligation................... $  1,342  $(21,960)    $(24,892)
 Unrecognized net actuarial (gain)..........  (13,345)   (1,201)      (9,652)
 Unrecognized prior service cost............     (528)      512          --
 Unrecognized transition obligation
  (asset)...................................   (3,704)       31       11,433
                                             --------  --------     --------
 Net amount recognized...................... $(16,235) $(22,618)    $(23,111)
                                             ========  ========     ========
Amounts recognized in the consolidated
balance sheet consist of:
 Prepaid benefit cost....................... $  8,594  $  1,422     $    --
 Accrued benefit liability..................  (26,203)  (24,901)     (23,111)
 Intangible asset...........................    1,340        15          --
 Accumulated other comprehensive income.....       34       846          --
                                             --------  --------     --------
 Net amount recognized...................... $(16,235) $(22,618)    $(23,111)
                                             ========  ========     ========

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

   Defined Benefit Pensions with accumulated benefit obligations in excess of plan assets consist of the following as of December 31, 2000 (in thousands):

                                                                Defined Benefit
                                                                   Pensions
                                                                ---------------
                                                                  US    Foreign
                                                                ------- -------
   Accumulated benefit obligation.............................. $25,573 $53,314
   Projected benefit obligation................................ $25,573 $53,696
   Plan assets at fair value................................... $   --  $28,678

   The components of net periodic benefit costs for the Defined Benefit Pensions and Postretirement Plans for the year ended December 31, 2000 are as follows (in thousands):

                                             Defined Benefit
                                                 Pensions
                                             -----------------
                                                                Postretirement
                                                US     Foreign      Plans
                                             --------  -------  --------------
   Service cost for benefits earned during
    the year...............................  $ 10,741  $ 3,078      $  453
   Interest cost on projected benefit
    obligation.............................    10,559    5,044       1,804
   Expected return on plan assets..........   (14,504)  (5,041)        --
   Amortization of transition (asset)
    obligation.............................      (741)       2         968
   Recognized actuarial (gain) loss........    (1,510)      (2)       (382)
   Amortization of prior service cost......      (101)      85         --
                                             --------  -------      ------
   Net periodic benefit cost...............  $  4,444  $ 3,166      $2,843
   Defined contribution cost...............  $ 18,058  $ 2,989         --
                                             --------  -------      ------
     Total retirement cost.................  $ 22,502  $ 6,155      $2,843
                                             ========  =======      ======

   The weighted average assumptions used in determining the benefit obligation as of December 31, 2000 are:

                                             Defined Benefit
                                                 Pensions
                                             -----------------
                                                                Postretirement
                                                US     Foreign      Plans
                                             --------  -------  --------------
   Discount rate...........................      7.75%    5.75%       7.75%
   Expected rate of future compensation
    increases..............................      5.78%    4.14%        N/A

   The weighted average assumptions used in determining the net periodic benefit costs for the year ended December 31, 2000 are:

                                             Defined Benefit
                                                 Pensions
                                             -----------------
                                                                Postretirement
                                                US     Foreign      Plans
                                             --------  -------  --------------
   Discount rate...........................      7.68%    5.76%       7.87%
   Expected rate of future compensation
    increases..............................      5.78%    4.12%        N/A
   Expected long term rate on plan assets..      8.74%    7.31%        N/A

   The Company also sponsors other pension plans whose liability as of year end was $1.4 million; amounts paid during the year were $0.7 million.

                       BCOM3 GROUP, INC. AND SUBSIDIARIES

   As of December 31, 2000, the medical inflation rates were assumed to be 7%, gradually declining to 5% in 2004 and remaining at that rate thereafter. A one-percentage-point increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 2000, by approximately $2.5 million and increase the net benefit cost by $0.3 million. A one-percentage-point decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 2000, by approximately $2.0 million and decrease the net benefit cost by approximately $0.3 million.

18.Stock Options

   In August 2000, the Company's Board of Directors and stockholders approved its 2000 Long-Term Equity Incentive Plan (the "Plan"). As no options or other awards were granted under the Plan during the year ended December 31, 2000, the provisions and disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," do not apply to the accompanying consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Leo Group, Inc.:

   We have audited the accompanying consolidated balance sheets of The Leo Group, Inc. (a Delaware corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leo Group, Inc. as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
March 31, 2000

                              THE LEO GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1999 and 1998
                    (Dollars in millions, except share data)

                                                              1999      1998
                                                            --------  --------
                          ASSETS
                          ------
Current assets:
 Cash and cash equivalents................................  $  202.5  $  172.0
 Accounts receivable (net of allowances of $8.8 in 1999
  and $6.2 in 1998).......................................     753.1     592.1
 Billables pending, at cost...............................     111.5      85.1
 Other current assets.....................................      74.0      56.8
 Prepaid taxes, net.......................................       1.4       1.8
                                                            --------  --------
 Total current assets.....................................   1,142.5     907.8
Property and equipment, at cost:
 Land.....................................................      14.6      14.6
 Building.................................................     205.0     203.6
 Furniture and equipment..................................     212.4     186.6
 Leasehold improvements...................................      75.0      64.8
 Less: accumulated depreciation and amortization..........    (239.1)   (205.3)
                                                            --------  --------
 Net property and equipment...............................     267.9     264.3
Other assets:
 Investments..............................................       4.3       5.1
 Goodwill (net of accumulated amortization)...............      49.9      44.9
 Other long-term assets...................................      98.1      97.8
 Deferred taxes, net......................................      38.3      18.1
                                                            --------  --------
 Total other assets.......................................     190.6     165.9
                                                            --------  --------
Total assets..............................................  $1,601.0  $1,338.0
                                                            ========  ========
       LIABILITIES AND MANDATORILY REDEEMABLE STOCK
       --------------------------------------------
Current liabilities:
 Trade accounts payable...................................  $  700.0  $  493.0
 Accrued expenses.........................................     144.0     144.2
 Cash overdraft...........................................      96.7      88.7
 Accrued payroll and benefits.............................      69.5      37.1
 Current portion of long-term debt........................       6.0       8.4
 Notes payable and lines of credit........................      13.1      43.9
 Accrued income taxes.....................................      14.5      10.8
 Other current liabilities................................      44.8      37.5
                                                            --------  --------
 Total current liabilities................................   1,088.6     863.6
Other liabilities:
 Reserve for deferred compensation and employee benefits..      45.1      46.7
 Real estate finance obligation...........................     203.4     214.2
 Long-term debt...........................................       2.6       7.8
 Other long-term liabilities..............................      61.4      50.0
                                                            --------  --------
 Total other liabilities..................................     312.5     318.7
Minority interest.........................................       4.8       4.5
Mandatorily redeemable stock, at book value, $.01 par
 value; 11,000,000 shares authorized at December 31, 1999
 and 1998; 10,108,405 shares and 9,203,240 shares issued
 and outstanding at December 31, 1999 and 1998,
 respectively.............................................     195.1     151.2
                                                            --------  --------
Total liabilities and mandatorily redeemable stock........  $1,601.0  $1,338.0
                                                            ========  ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                              THE LEO GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 1999, 1998 and 1997
                             (Dollars in millions)

                                                        1999    1998    1997
                                                       ------  ------  ------
Revenues:
  Commissions and fees earned......................... $912.8  $810.7  $793.9
  Rental and other income.............................   21.4    20.4    17.4
                                                       ------  ------  ------
    Total revenues....................................  934.2   831.1   811.3
Operating expenses:
  Compensation and employee benefits..................  587.7   533.4   534.2
  Office and related expenses.........................   76.1    70.1    62.5
  Depreciation and amortization expense...............   46.4    37.2    33.3
  Other general expenses..............................  148.4   144.8   127.6
                                                       ------  ------  ------
    Total operating expenses..........................  858.6   785.5   757.6
                                                       ------  ------  ------
Operating income......................................   75.6    45.6    53.7
Other income (expense):
  Interest income.....................................    7.9    12.0    11.2
  Interest expense....................................  (15.9)  (17.4)  (18.0)
  Foreign currency loss...............................   (5.6)   (0.7)  (17.2)
                                                       ------  ------  ------
    Total other expense...............................  (13.6)   (6.1)  (24.0)
Income before taxes/minority interest and equity in
 affiliates...........................................   62.0    39.5    29.7
Provision for income taxes............................   29.2     9.1     9.3
                                                       ------  ------  ------
Income before minority interest and equity in
 affiliates...........................................   32.8    30.4    20.4
Minority interest expense, net of tax.................   (5.4)  (10.1)   (3.4)
Equity in affiliates..................................    1.1     2.4     --
                                                       ------  ------  ------
Net income............................................ $ 28.5  $ 22.7  $ 17.0
                                                       ======  ======  ======
Unaudited pro forma tax provision (as if a C
 Corporation).........................................    N/A  $ 14.6  $ 17.0
                                                       ======  ======  ======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                              THE LEO GROUP, INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
             For the Years Ended December 31, 1999, 1998, and 1997
                    (Dollars in millions, except share data)

                                                                                                   Allocation
                                                  Loans to    Accumulated                              to
                               Par   Additional Shareholders     Other                            Mandatorily      Total
                    Number    Value   Paid-in    For Stock   Comprehensive Comprehensive Retained  Redeemable  Shareholders'
                  of Shares   ($.01)  Capital      Sales     Income (Loss)    Income     Earnings Common Stock  Investment
                  ----------  ------ ---------- ------------ ------------- ------------- -------- ------------ -------------
Balance,
 December 31,
 1996...........   8,501,540   $0.1    $118.3      $(1.0)        $1.4                     $ 37.6    $(156.4)      $  --
Net income......                                                               $17.0        17.0                    17.0
Gain on
 investments....                                                  0.1            0.1                                 0.1
Foreign currency
 translation....                                                  2.1            2.1                                 2.1
                                                                               -----
Comprehensive
 income.........                                                               $19.2
                                                                               =====
Stock
 repurchases....  (1,973,200)   --      (30.9)                                              (5.0)                  (35.9)
Sales of stock..   2,376,300    --       37.7                                                                       37.7
Cash dividends
 ($14.31
 per share).....                                                                           (20.0)                  (20.0)
Repayment of
 loans to
 shareholders
 for stock
 sales..........                                     0.4                                                             0.4
Retained
 earnings
 allocable to
 mandatorily
 redeemable
 common stock...                                                                                       (1.4)        (1.4)
                  ----------   ----    ------      -----         ----                     ------    -------       ------
Balance,
 December 31,
 1997...........   8,904,640    0.1     125.1       (0.6)         3.6                       29.6     (157.8)         --
Net income......                                                               $22.7        22.7                    22.7
Gain on
 investments....                                                  0.6            0.6                                 0.6
Foreign currency
 translation....                                                 (2.4)          (2.4)                               (2.4)
                                                                               -----
Comprehensive
 income.........                                                               $20.9
                                                                               =====
Stock
 repurchases....  (1,466,000)   --      (24.0)                                              (2.3)                  (26.3)
Sales of stock..   1,764,600    --       29.8                                                                       29.8
Capital
 transfer.......                        (22.2)                                              22.2                     --
Distribution
 payable ($19.26
 per share).....                                                                           (19.1)                  (19.1)
Cash dividends
 ($10.90
 per share).....                                                                           (11.9)                  (11.9)
Retained
 earnings
 allocable to
 mandatorily
 redeemable
 common stock...                                                                                        6.6          6.6
                  ----------   ----    ------      -----         ----                     ------    -------       ------
Balance,
 December 31,
 1998...........   9,203,240    0.1     108.7       (0.6)         1.8                       41.2     (151.2)         --
Net income......                                                               $28.5        28.5                    28.5
Gain on
 investments....                                                  0.2            0.2                                 0.2
Foreign currency
 translation....                                                  7.6            7.6                                 7.6
                                                                               -----
Comprehensive
 income.........                                                               $36.3
                                                                               =====
Stock
 repurchases....    (566,110)   --       (9.9)                                                                      (9.9)
Sales of stock..   1,471,275    --       28.0                                                                       28.0
Cash dividends
 ($0.60 per
 share).........                                                                            (5.5)                   (5.5)
Increase in
 loans to
 shareholders
 for stock
 sales..........                                    (5.0)                                                           (5.0)
Retained
 earnings
 allocable to
 mandatorily
 redeemable
 common stock...                                                                                      (43.9)       (43.9)
                  ----------   ----    ------      -----         ----                     ------    -------       ------
Balance,
 December 31,
 1999...........  10,108,405   $0.1    $126.8      $(5.6)        $9.6                     $ 64.2    $(195.1)      $  --
                  ==========   ====    ======      =====         ====                     ======    =======       ======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                              THE LEO GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Years Ended December 31, 1999, 1998, and 1997
                             (Dollars in millions)

                                                        1999     1998    1997
                                                       -------  ------  ------
Cash Flows from Operating Activities:
 Net income........................................... $  28.5  $ 22.7  $ 17.0
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization expense...............    46.4    37.2    33.3
  Deferred income taxes...............................   (17.5)  (11.7)   (4.7)
  Foreign currency loss...............................     5.6     0.7    17.2
  Decrease (increase) in assets:
   Accounts receivable................................  (161.0)  (22.1)  (36.0)
   Billables pending..................................   (26.4)  (18.8)    1.2
   Other assets.......................................    (2.8)   10.3    (6.6)
  Increase (decrease) in liabilities:
   Accounts payable and accrued expenses..............   262.0    49.5    46.7
   Other liabilities..................................    (1.7)   (8.3)    0.7
   Deferred compensation and employee benefits........    (1.6)   (2.7)    8.4
                                                       -------  ------  ------
    Total adjustments.................................   103.0    34.1    60.2
                                                       -------  ------  ------
    Net cash provided by operating activities.........   131.5    56.8    77.2
                                                       -------  ------  ------
Cash Flows from Investing Activities:
 Capital expenditures.................................   (41.7)  (36.4)  (27.3)
 Sales of investments.................................     --      --      0.6
 Acquisition of businesses............................   (45.1)  (42.3)  (20.7)
                                                       -------  ------  ------
    Net cash used in investing activities.............   (86.8)  (78.7)  (47.4)
                                                       -------  ------  ------
Cash Flows from Financing Activities:
 Collections (issuances) of shareholder loans.........    (5.0)    --      0.4
 Proceeds from short-term borrowings, net.............     2.9     --      --
 Proceeds from issuance of long-term debt.............     --     15.3     8.1
 Repayments of long-term debt.........................    (7.6)  (11.6)  (15.3)
 Repayment of shareholder notes.......................   (19.1)    0.0     0.0
 Dividends paid.......................................    (5.5)  (11.9)  (20.0)
 Sales of stock.......................................    28.0    29.8    37.7
 Redemptions of stock.................................    (9.9)  (26.3)  (35.9)
                                                       -------  ------  ------
    Net cash used in financing activities.............   (16.2)   (4.7)  (25.0)
                                                       -------  ------  ------
Effect of exchange rates on cash and cash
 equivalents..........................................     2.0     1.1    (3.2)
                                                       -------  ------  ------
Increase (decrease) in Cash and Cash Equivalents......    30.5   (25.5)    1.6
Cash and Cash Equivalents, Beginning of year..........   172.0   197.5   195.9
                                                       -------  ------  ------
Cash and Cash Equivalents, End of Year................ $ 202.5  $172.0  $197.5
                                                       =======  ======  ======
Supplemental Cash Flow Information:
 Interest paid........................................ $  13.0  $ 14.3  $ 15.6
                                                       =======  ======  ======
 Income taxes paid.................................... $  38.6  $ 14.4  $ 12.6
                                                       =======  ======  ======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                              THE LEO GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (Dollars in millions, except share data)

1. Description of Business and Corporate Organization

   The Leo Group, Inc. ("The Leo Group" or the "Company") is a holding company for a global network of marketing and communications operating units that plan, create, produce and place numerous forms of communication on behalf of clients in a broad spectrum of media including television, radio, newspaper, magazine, outdoor and interactive. The Company also provides specialized services to its clients including direct marketing, database marketing, interactive and digital communications, development and production of merchandising and sales promotion programs and materials, health care marketing, public relations, market research, new product development and introduction, corporate branding/identification and package design.

   The Leo Group was formed on January 1, 1999, when Leo Burnett Company ("LBCo.") was merged into Leo Burnett Worldwide ("LBW") and renamed The Leo Group. The Board of LBCo. approved the merger into LBW through an irrevocable Board resolution on December 28, 1998. LBCo. provided marketing and communication services within the United States. LBW provided marketing and communications services to clients outside the United States.

   The merger was effected through an exchange of shares in which each outstanding share of LBCo. was exchanged for 1.79 shares of LBW Series B common stock. In return, LBW received all 555,000 outstanding shares of LBCo.

   In anticipation of the merger, LBCo., by Board resolution effective December 28, 1998, transferred all but $0.001 of capital from common stock to retained earnings. In addition, LBCo. declared a premerger dividend payable in the form of a Promissory Note to each shareholder of record on December 28, 1998. The Promissory Notes, totaling $19.1 plus accrued interest, were paid in full during 1999. The Promissory Notes provide that proceeds from the notes shall first be applied to outstanding loans secured by shares of LBCo. and LBW, with the balance paid in cash to other holders.

   The merger of LBCo. into LBW was accounted for as a reorganization of companies under common control. Accordingly, the financial statements for LBCo. and LBW have been consolidated for all periods presented at historical cost. As a result, all share and per share data has been restated to reflect the exchange into LBW Series B common stock at 1.79 shares per outstanding share of LBCo.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of The Leo Group and all its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated. Acquired businesses are included in the results of operations since their acquisition dates. Investments in companies in which less than a controlling interest is held are accounted for by the equity method.

 Cash and Cash Equivalents

   Cash and cash equivalents are composed of cash and any short-term investments with original maturities less than three months. Checks issued but not presented to the banks for payment may create negative book cash balances. Such negative cash balances are recorded in "Cash overdraft" in the accompanying consolidated balance sheets.

                              THE LEO GROUP, INC.

 Long-Lived Assets

   Long-lived assets are comprised of property and equipment and goodwill. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying amount to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including considering prices for similar assets and the results of valuation techniques to the extent available.

  Property and Equipment and Capitalized Software Costs

   Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets, which range from 10 to 40 years for buildings and improvements, and 3 to 15 years for furniture and equipment. Capitalized software costs are amortized on a straight-line basis over 7 years. Capitalized software costs include expenditures for purchased software and for the design, development and testing of new systems. Expenditures for consulting, training, and reengineering efforts are expensed as incurred. Capitalized hardware costs are depreciated under the sum-of-the-years-digits method over 3 to 5 years. Leasehold improvements are amortized over their estimated useful lives or over the terms of the lease, whichever is shorter, on a straight-line basis. Depreciation and amortization expense totaled $38.1, $31.5 and $31.4 in 1999, 1998 and 1997, respectively.

  Goodwill

   The Company generally amortizes goodwill on a straight-line basis over 20 years. Amortization expense totaled $8.3, $5.7 and $1.9 in 1999, 1998 and 1997, respectively.

 Income Taxes

   The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the bases of assets and liabilities. Current deferred tax assets and liabilities are netted in the consolidated balance sheets as are long-term deferred tax assets and liabilities. Taxes are not provided on earnings expected to be indefinitely reinvested. To the extent tax accruals differ from actual payments or assessments, the accruals will be adjusted through the provision for income taxes.

                              THE LEO GROUP, INC.

 Revenue Recognition

   Commissions and fees are recognized by the Company when billed to clients. Billings to clients occur for media advertising at the time of publication or presentation to the media audience, except for magazine billings, which occur on the closing date of the publication. Billings to clients for print, radio and television production occur in the month in which costs are incurred or paid, or at the completion of the job, in accordance with individual client arrangements. Interactive, direct and promotional marketing and all other services are billed as services are rendered.

 Foreign Currency Translation

   Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at current exchange rates in effect at the end of the period, while income and expense are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine foreign currency gains and losses resulting from financial statement translation. Translation gains and losses are reported as a component of shareholders' investment, except for those associated with highly inflationary countries, which are reported directly in the accompanying consolidated statements of income.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

 New Accounting Standards

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires derivatives to be measured at fair value and changes in the derivative's fair value to be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. Given the Company's limited usage of derivative instruments, this standard is not expected to have a material impact on the Company's results of operations or financial position.

 Reclassified Prior-Year Amounts

   Certain prior-year amounts have been reclassified to conform to the current year's presentation.

3. Acquisitions

   On March 6, 1998, the Company acquired a 49% interest in BBH Communications Limited ("BBH"), a London-based global marketing and communications business for a total purchase price of $50.6. Approximately half of the purchase price ($25.8) was paid at closing, with the balance covered by a promissory note and a letter of credit guaranty. The second installment ($24.8) was paid on January 15, 1999, and is

                              THE LEO GROUP, INC.

included in the accompanying financial statements within "Notes payable and lines of credit" at December 31, 1998. The Company's investment in BBH is accounted for using the equity method of accounting. The excess of the cost of the Company's investment over the underlying equity in the net assets of BBH was $38.6 and $43.3 in 1999 and 1998, respectively, and is included in "Other long-term assets." This excess amount is being amortized over 20 years.

   The following table summarizes specific balance sheet and income statement data of BBH as of June 30, 1999 and for the fiscal year then ended.

   Revenues............................................................... $61.3
   Income before taxes....................................................  11.0
   Net income.............................................................   7.3
   Current assets.........................................................  70.3
   Total assets...........................................................  78.7
   Current liabilities....................................................  57.2
   Total liabilities......................................................  57.5
                                                                           =====

   During 1999, 1998 and 1997, the Company acquired other marketing and communications businesses or interests in other marketing and communications businesses for total cash consideration of $20.3, $16.5 and $20.7, respectively. These acquisitions were accounted for as purchases and have been included in results of operations since the date of acquisition. The proforma impact of these acquisitions on 1999, 1998 and 1997 results were not significant.

   In addition, the Company made several acquisitions during 1999 for which certain payments were contingent upon the continued employment of the former shareholders for a preestablished period of time. These payments are being amortized over the related employment period as compensation expense. The total compensation expense recognized in 1999 for these acquisitions was $8.9.

4. Investments

   The Company holds a number of investments in equity securities which have been classified as available for sale. These investments have been valued at fair market value in the accompanying balance sheets. Unrealized holding gains have been recorded in accumulated other comprehensive income. A summary of the fair market values and cost bases of the Company's investments is as follows:

                                                                      1999 1998
                                                                      ---- ----
   Fair market value of investment in equity securities.............. $4.3 $5.1
   Cost basis of investment in equity securities.....................  1.3  2.3
                                                                      ---- ----
   Unrealized holding gain........................................... $3.0 $2.8
                                                                      ==== ====

5. Pension and Postretirement Plans

   The Company has various benefit plans covering substantially all U.S. employees and certain foreign employees. The Company's defined benefit plans provide benefits based on years of service and compensation levels. The Company's U.S. funding policy has been to contribute the maximum amount deductible for federal income tax purposes. Due to the overfunded status of the U.S. defined benefit plan, no Company contribution has been required since 1982. Plan assets consist primarily of various securities, real estate and other investments.

                              THE LEO GROUP, INC.

   The Company also provides certain health care and life insurance benefits to retired U.S. employees. The Company charges to expense the expected costs of postretirement benefits during the years that the employees render service.

 Total Company Benefit Costs

   The components of net periodic benefit costs for the pension and postretirement plans were as follows:

                                                        1999    1998    1997
                                                       ------  ------  ------
   Pension plan benefits--
     Service cost for benefits earned during the
      year............................................ $  5.8  $  5.9  $  5.6
     Interest cost on projected benefit obligation....    6.5     7.7     7.3
     Expected return on plan assets...................  (14.6)  (12.1)  (10.8)
     Amortization of transition asset.................   (0.7)   (0.7)   (0.7)
     Recognized actuarial (gain)......................   (0.9)   (0.3)   (0.5)
     Other............................................    3.9     2.2     1.3
                                                       ------  ------  ------
       Net pension benefits expense................... $  --   $  2.7  $  2.2
                                                       ======  ======  ======

   Postretirement plan benefits--
     Service cost for benefits earned during the
      year............................................ $  0.4  $  0.4  $  0.5
     Interest cost on accumulated postretirement
      benefit obligation..............................    1.2     1.3     1.3
     Amortization of transition obligation............    1.0     1.0     1.0
     Recognized actuarial (gain)......................   (0.5)   (0.4)   (0.5)
                                                       ------  ------  ------
       Net postretirement benefits expense............ $  2.1  $  2.3  $  2.3
                                                       ======  ======  ======

                              THE LEO GROUP, INC.

 Domestic Obligations and Funded Status

   The changes in the benefit obligations and the reconciliation of the funded status of the Company's domestic plans to the accompanying consolidated balance sheets were as follows:

                                                  Pension     Postretirement
                                                 Benefits        Benefits
                                                ------------  ----------------
                                                1999   1998    1999     1998
                                                -----  -----  -------  -------
   Change in benefit obligation--
     Benefit obligation at beginning of year..  $54.6  $46.1  $  17.9  $  16.9
     Service cost.............................    3.2    3.4      0.4      0.4
     Interest cost............................    4.3    4.6      1.2      1.3
     Benefits paid............................   (6.7)  (8.0)    (1.4)    (0.7)
     Plan participant contributions...........    --     --       0.7      0.5
     Actuarial (gain) loss....................   (3.3)   8.5     (2.6)    (0.5)
                                                -----  -----  -------  -------
     Benefit obligation at end of year........  $52.1  $54.6  $  16.2  $  17.9
                                                =====  =====  =======  =======

   Change in plan assets--
     Fair value at beginning of year..........  $82.0  $75.6  $   --   $   --
     Actual return on assets..................   12.3   14.4      --       --
     Company contributions....................    --     --       0.7      0.2
     Benefits paid............................   (6.7)  (8.0)    (1.4)    (0.7)
     Participant contributions................    --     --       0.7      0.5
                                                -----  -----  -------  -------
     Fair value at end of year................  $87.6  $82.0  $    --  $   --
                                                =====  =====  =======  =======

     Fair value of plan assets greater (less)
      than benefit obligation.................  $35.5  $27.4  $ (16.2) $ (17.9)
     Unrecognized net actuarial (gain)........  (29.4) (21.6)   (12.0)    (9.9)
     Unrecognized prior service cost..........   (1.3)  (1.5)     --       --
     Unrecognized transition obligation
      (asset).................................   (4.4)  (5.2)    12.4     13.4
                                                -----  -----  -------  -------
     Net amounts recognized...................  $ 0.4  $(0.9) $ (15.8) $ (14.4)
                                                =====  =====  =======  =======

   Weighted average assumptions as of December 31 are as follows:

                                                 Pension    Postretirement
                                                Benefits       Benefits
                                                ----------  -----------------
                                                1999  1998   1999      1998
                                                ----  ----  -------   -------
   Discount rate............................... 8.0%  8.0%      8.0%      8.0%
   Expected long-term rate of return on plan
    assets..................................... 8.5%  8.5%      N/A       N/A
   Expected rate of future compensation
    increases.................................. 5.5%  5.5%      N/A       N/A
                                                ===   ===   =======   =======

   At December 31, 1999, the health care cost trend rates were assumed to be 8.0%, gradually declining to 5.0% in 2004. A 1.0% increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 1999, by approximately $2.8 and increase the net periodic cost by $0.3. A 1.0% decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 1999, by approximately $2.6 and decrease the net periodic cost by approximately $0.3.

                              THE LEO GROUP, INC.

 Foreign Obligations and Funded Status

   The changes in benefit obligations and the reconciliations of the funded status of the Company's foreign pension plans to the accompanying consolidated balance sheets were as follows:

                                                           Pension Benefits
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
   Change in benefit obligation--
     Benefit obligation at beginning of year.............. $   37.3  $   35.8
     Service cost.........................................      2.6       2.5
     Interest cost........................................      2.2       3.1
     Benefits paid........................................     (1.8)     (1.7)
     Actuarial loss (gain)................................      7.0      (3.5)
     Other................................................     (1.2)      1.1
                                                           --------  --------
     Benefit obligation at end of year.................... $   46.1  $   37.3
                                                           ========  ========

   Change in plan assets--
     Fair value at beginning of year...................... $   38.4  $   32.2
     Actual return on assets..............................      3.1       3.0
     Company contributions................................      1.5       1.2
     Participant contributions............................      0.6       0.7
     Benefits paid........................................     (1.4)     (1.3)
     Other................................................      3.7       2.6
                                                           --------  --------
     Fair value at end of year............................ $   45.9  $   38.4
                                                           ========  ========

     Fair value of plan assets greater than benefit
      obligation.......................................... $   (0.2) $    1.1
     Unrecognized net actuarial gain......................     (1.6)     (4.0)
     Unrecognized prior service cost......................      0.5       0.6
                                                           --------  --------
     Net amounts recognized............................... $   (1.3) $   (2.3)
                                                           ========  ========

   Weighted average assumptions as of December 31 are as follows:

                                                                      Pension
                                                                     Benefits
                                                                     ----------
                                                                     1999  1998
                                                                     ----  ----
   Discount rate.................................................... 6.2%  6.5%
   Expected long-term rate of return on plan assets................. 7.7%  8.2%
   Expected rate of future compensation increases................... 4.3%  4.4%
                                                                     ===   ===

   In addition to the plans described above, the Company has certain other defined benefit and retirement plans. The total expense for these plans was $4.8, $4.0, and $3.9 in 1999, 1998 and 1997, respectively. The Company also has deferred compensation plans for certain employees to defer a portion of their compensation to future years. The total expense related to these plans was approximately $0.7, $1.3, and $1.1 in 1999, 1998 and 1997, respectively.

6. Compensation Plans

   The Company has a special bonus plan and grants awards for certain key executives and employees. The costs of the special bonus plan and other awards are charged to income on a current basis. These costs are included in "Compensation and employee benefits" in the accompanying consolidated statements of income.

                              THE LEO GROUP, INC.

   The Company also has a profit-sharing plan covering most of its U.S. employees. The total profit-sharing expense in 1999, 1998 and 1997 was $16.8, $15.9 and $16.5, respectively.

   Through the first quarter of 1999, certain key employees were designated participants in the Star Reachers Compensation Plan and were allocated annual awards as determined by the Board of Directors. The annual awards may be distributed to the participants or deferred at the discretion of the Board. The plan was terminated at the end of the first quarter of 1999 in connection with the merger of LBCo. into LBW.

   During 1999, 1998 and 1997 the Board elected to distribute a substantial portion of the awards ($2.1, $29.6, and $39.0, respectively) allocated to the participants noted above. The portion of the award which was deferred ($0.0, $1.0, and $1.2 as of December 31, 1999, 1998 and 1997, respectively) is reflected in "Other current liabilities" and "Other long-term liabilities" in the accompanying consolidated balance sheets.

7. Income Taxes

   Income before taxes/minority interest and equity in affiliates and the provision for U.S. federal, state, and foreign taxes on these earnings were the following:

                                                         1999    1998   1997
                                                        ------  ------  -----
   Income before taxes/minority interest and equity in
    affiliates--
     United States....................................  $ 37.2  $ 26.0  $12.1
     Foreign..........................................    24.8    13.5   17.6
                                                        ------  ------  -----
                                                        $ 62.0  $ 39.5  $29.7
                                                        ======  ======  =====

   Income taxes--
     Currently payable--
       Federal........................................  $ 26.1  $  1.0  $ 0.6
       State..........................................     6.3     0.2    0.1
       Foreign........................................    14.3    19.6   13.3
                                                        ------  ------  -----
                                                        $ 46.7  $ 20.8  $14.0
                                                        ======  ======  =====

     Deferred--
       Federal........................................  $(16.2) $ (7.6) $ --
       State..........................................    (1.7)    --     --
       Foreign........................................     0.4    (4.1)  (4.7)
                                                        ------  ------  -----
                                                        $(17.5) $(11.7) $(4.7)
                                                        ------  ------  -----
   Total income tax provision.........................  $ 29.2  $  9.1  $ 9.3
                                                        ======  ======  =====

                              THE LEO GROUP, INC.

   The difference between income taxes at the federal statutory income tax rate and the provision for income taxes included in the accompanying consolidated statements of income is reconciled as follows:

                                       1999           1998           1997
                                   -------------- -------------- --------------
                                   Total  Percent Total  Percent Total  Percent
                                   -----  ------- -----  ------- -----  -------
At statutory rate................. $21.7   35.0%  $13.9    35.0% $10.4    35.0%
Increase (decrease) resulting
 from--
  Nondeductible expenses..........   0.7    1.1     1.0     2.5    0.7     2.5
  Foreign losses not deductible...   2.2    3.6     3.4     8.7    3.9    13.3
  Foreign losses utilized.........  (1.4)  (2.3)   (0.4)   (1.0)  (0.7)   (2.4)
  Goodwill amortization...........   1.9    3.1     1.0     2.5    0.7     2.2
  Higher aggregate effective tax
   rate on foreign operations.....   0.2    0.3     1.6     4.0    0.9     2.9
  S Corporation federal tax paid
   at shareholder level...........   --     --     (5.0)  (12.7)  (7.4)  (24.9)
  State and local taxes on income,
   net of federal tax benefit.....   3.0    4.9     --      --     --      --
  Tax benefit of restructuring....   --     --     (7.6)  (19.2)   --      --
  Foreign currency losses.........   --     --      0.6     1.5    0.4     1.3
  Other, net......................   0.9    1.5     0.6     1.6    0.4     1.4
                                   -----   ----   -----   -----  -----   -----
Provision for income taxes........ $29.2   47.2%  $ 9.1    22.9% $ 9.3    31.3%
                                   =====   ====   =====   =====  =====   =====

 1998 Merger of LBW-LBCo.

   In conjunction with the Board's irrevocable actions and the merger previously described in Note 1, LBCo., by law, returned to a C Corporation for U.S. Federal income tax purposes. As a result, certain prepaid and deferred tax items were recorded in the Company's balance sheet at December 31, 1998. Deferred income taxes are provided for the temporary differences between financial and tax reporting. Deferred tax benefits totaling $29.9 resulted principally from recording expenses in the financial statements that are not currently deductible for tax purposes. In addition, deferred tax liabilities of $22.3 resulted primarily from deferred gain on the sales-leaseback transaction (discussed in Note 13) and the recognition of income upon the change from cash to accrual basis reporting for tax purposes. Internal Revenue Code Section 481(a) allows the tax liability arising from the cash to accrual accounting method change to be paid in equal installments over four years. The deferred tax liability associated with the Section 481(a) adjustment will be paid in four installments in the tax years 1999-2002.

                              THE LEO GROUP, INC.

   The deferred tax assets and liabilities included in the accompanying consolidated balance sheets were the following:

                                                                     Deferred
                                                         Deferred       Tax
                                                        Tax Assets  Liabilities
                                                        ----------- -----------
                                                        1999  1998  1999  1998
                                                        ----- ----- ----- -----
   Current--
     Postretirement benefits........................... $ 1.7 $ 1.9 $ --  $ --
     Other benefit plans...............................   0.4   0.5   --    --
     Other accrued expenses............................   1.6   1.8   --    --
     Section 481(a) income.............................   --    --    2.3   2.4
                                                        ----- ----- ----- -----
       Total current...................................   3.7   4.2   2.3   2.4
                                                        ----- ----- ----- -----

   Noncurrent--
     Depreciation and amortization.....................   1.5   0.7   --    --
     Postretirement benefits...........................  12.8  11.7   --    --
     Other benefit plans...............................   5.0   6.1   --    --
     Other accrued expenses............................  16.8   7.2   --    --
     Section 481(a) income.............................   --    --    4.5   7.2
     Deferred gain on sale-leaseback...................   --    --   11.3  11.9
     Nondeductible expenses............................  19.0  13.1   1.0   1.6
                                                        ----- ----- ----- -----
       Total noncurrent................................  55.1  38.8  16.8  20.7
                                                        ----- ----- ----- -----
   Total deferred taxes (net of valuation allowance)... $58.8 $43.0 $19.1 $23.1
                                                        ===== ===== ===== =====

   At December 31, 1999, a valuation allowance of $15.4 existed, as it is more likely than not that certain foreign net operating losses will not be recognized in the future. At December 31, 1998, the valuation allowance was $14.5.

   At December 31, 1999, 1998 and 1997, the cumulative undistributed earnings of the Company's foreign operations totaled approximately $56.0, $54.0 and $50.0, respectively, for which no provisions for foreign withholding or U.S. income taxes have been made. These amounts have been permanently reinvested in working capital and property and equipment.

   At December 31, 1999, certain of the Company's foreign subsidiaries had net operating loss carryforwards aggregating approximately $34.3, which are available to offset future taxable income. These loss carryforwards are scheduled to expire as follows:

   2000................................................................... $ 0.6
   2001...................................................................   2.0
   2002...................................................................   1.9
   2003...................................................................   1.2
   2004 and subsequent....................................................   5.3
   Indefinite.............................................................  23.3
                                                                           -----
                                                                           $34.3
                                                                           =====

8. Short-Term Borrowings and Long-Term Debt

   Short-term bank borrowings consist principally of amounts borrowed under domestic and international bank overdraft facilities and lines of credit. The Company had $93.8 available under various lines of credit at December 31, 1999. A total of $2.9 was outstanding under various lines of credit at December 31, 1999, and is included in "Notes payable and lines of credit" in the accompanying consolidated balance sheet.

                              THE LEO GROUP, INC.

   In connection with the BBH acquisition, the Company also had a $25.0 letter of credit guaranty in place as of December 31, 1998. Upon payment of the second installment to BBH on January 15, 1999, the letter of credit guaranty was automatically terminated.

   At December 31, 1999 and 1998, long-term debt consisted of the following:

                                                                      1999 1998
                                                                      ---- ----
   Notes payable of various domestic subsidiaries.................... $2.8 $6.0
   Other domestic obligations........................................  3.6  4.6
   Notes payable at foreign locations, at varying interest rates and due dates (payable in various foreign currencies)................  2.2  5.6
                                                                      ---- ----
     Total debt......................................................  8.6 16.2
   Less-Current portion..............................................  6.0  8.4
                                                                      ---- ----
     Total long-term debt............................................ $2.6 $7.8
                                                                      ==== ====

   Scheduled maturities of long-term debt are as follows:

   2000.................................................................... $6.0
   2001....................................................................  2.4
   2002....................................................................  0.2
   2003....................................................................  --
   2004 and thereafter.....................................................  --
                                                                            ----
                                                                            $8.6
                                                                            ====

   Domestic debt consists of bank borrowings held by subsidiaries, shareholder redemption notes, and other debt.

   The carrying value of the long-term debt approximates fair value.

9. Mandatorily Redeemable Stock

   The Leo Group Voting Trust (the "Trust") is the owner of record of all issued and outstanding shares of mandatorily redeemable stock of the Company. The Trust has issued Voting Trust Certificates, which represent a beneficial interest in the common stock of the Company. Purchases and sales of the Company's common stock are governed by the provisions of the Stock Purchase Agreement. In the event of death or termination of employment with the Company, the certificates owned by such individuals are purchased by the Company at the then-current book value per share of the Company's common stock after reflecting shareholder distributions. Payment for shares is generally made upon redemption. Redemption amounts relating to the stock purchase agreements are included in "Mandatorily redeemable stock" in the accompanying consolidated balance sheets.

10. Transactions with Related Parties

   During 1991, the Company executed a promissory note, whereby it borrowed $14.1 from Starplan Limited Partnership ("Starplan"), a Delaware limited partnership. This note is a demand note, and interest is computed at the prime rate in effect at the beginning of each quarter. Interest is due and payable to Starplan at the end of each quarter. As of December 31, 1999 and 1998, $1.8 and $2.4, respectively, remains outstanding. Interest expense of $0.2, $0.4 and $0.5 was incurred during 1999, 1998 and 1997, respectively.

                              THE LEO GROUP, INC.

11. Segment Information

   During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this standard requires that reportable segments be reported on a basis consistent with how management assesses segment performance. The Company operates and manages its business within two business segments: Global Marketing and Communications and Real Estate. The Global Marketing and Communications segment conducts its business as a global network using an integrated and multidisciplinary approach. The Real Estate segment has been disclosed as a separate reportable segment as its activities are unrelated to the Company's core business segment. The Real Estate operations reflect the Company's residual ownership interest in its corporate headquarters building (see Note 13). Prior to the merger of LBCo. into LBW in 1999, LBCo. was an S Corporation for federal income tax purposes which allowed its income to be taxed directly to its shareholders. Unaudited pro forma tax provision and pro forma segment net income are shown below for 1998 and 1997 as if LBCo. had been taxed as a C Corporation. Comparable segment data and the related enterprise-wide disclosures are summarized below:

                         Operating Segment Information

                     Global Marketing and
                        Communications              Real Estate         Reclasses/Eliminations           The Leo Group
                  ----------------------------  ----------------------  -------------------------  ----------------------------
                    1999      1998      1997     1999    1998    1997    1999     1998     1997      1999      1998      1997
                  --------  --------  --------  ------  ------  ------  -------  -------  -------  --------  --------  --------
Revenues........  $  912.8  $  810.7  $  793.9  $ 42.7  $ 41.0  $ 45.6  $ (21.3) $ (20.6) $ (28.2) $  934.2  $  831.1  $  811.3
Operating
 expense........    (856.4)   (783.6)   (759.8)  (23.5)  (22.5)  (26.0)    21.3     20.6     28.2    (858.6)   (785.5)   (757.6)
                  --------  --------  --------  ------  ------  ------  -------  -------  -------  --------  --------  --------
Operating
 income.........      56.4      27.1      34.1    19.2    18.5    19.6      --       --       --       75.6      45.6      53.7
Interest
 income.........       7.9      12.0      11.2     --      --      --       --       --       --        7.9      12.0      11.2
Interest
 expense........      (4.7)     (6.2)     (4.6)  (11.2)  (11.2)  (13.4)     --       --       --      (15.9)    (17.4)    (18.0)
Foreign currency
 loss...........      (5.6)     (0.7)    (17.2)    --      --      --       --       --       --       (5.6)     (0.7)    (17.2)
Other, net......      (0.4)     (0.1)      --      0.4     0.1     --       --       --       --        --        --        --
                  --------  --------  --------  ------  ------  ------  -------  -------  -------  --------  --------  --------
Income before
 taxes/minority
 interest and
 equity in
 affiliates.....      53.6      32.1      23.5     8.4     7.4     6.2      --       --       --       62.0      39.5      29.7
Provision for
 income taxes...      29.2       9.1       9.3     --      --      --       --       --       --       29.2       9.1       9.3
                  --------  --------  --------  ------  ------  ------  -------  -------  -------  --------  --------  --------
Income before
 minority
 interest.......      24.4      23.0      14.2     8.4     7.4     6.2      --       --       --       32.8      30.4      20.4
Minority
 interest
 expense, net of
 tax............       1.6      (3.5)     (3.4)   (7.0)   (6.6)    --       --       --       --       (5.4)    (10.1)     (3.4)
Equity in
 affiliates.....       1.1       2.4       --                                                           1.1       2.4       --
                  --------  --------  --------  ------  ------  ------  -------  -------  -------  --------  --------  --------
Net income......  $   27.1  $   21.9  $   10.8  $  1.4  $  0.8  $  6.2  $   --   $   --   $   --   $   28.5  $   22.7  $   17.0
                  ========  ========  ========  ======  ======  ======  =======  =======  =======  ========  ========  ========
Unaudited pro
 forma tax
 provision (as
 if a C
 Corporation)...       N/A  $   14.6  $   17.0     N/A  $   --  $   --      N/A  $   --   $   --        N/A  $   14.6  $   17.0
Unaudited pro
 forma net
 income (as if a
 C
 Corporation)...       N/A      16.4       3.1     N/A     0.8     6.2      N/A      --       --        N/A      17.2       9.3
Total assets....   1,434.6   1,162.9   1,075.2   166.4   175.1   183.3      --       --       --    1,601.0   1,338.0   1,258.5
Star Reachers
 expense
 (included in
 operating
 expense
 above).........       2.1      30.6      40.2     --      --      --       --       --       --        2.1      30.6      40.2
Depreciation and
 amortization...      38.3      29.1      26.9     8.1     8.1     6.4      --       --       --       46.4      37.2      33.3
Capital
 expenditures...      41.7      36.4      27.3     --      --      --       --       --       --       41.7      36.4      27.3
                  ========  ========  ========  ======  ======  ======  =======  =======  =======  ========  ========  ========

                              THE LEO GROUP, INC.

                             Geographic Information

                                                                    Long-Lived
                                                    Revenues          Assets
                                              -------------------- -------------
                                               1999   1998   1997   1999   1998
                                              ------ ------ ------ ------ ------
United States................................ $445.9 $382.5 $381.9 $250.4 $260.2
Foreign......................................  488.3  448.6  429.4  102.4   90.5
                                              ------ ------ ------ ------ ------
Total........................................ $934.2 $831.1 $811.3 $352.8 $350.7
                                              ====== ====== ====== ====== ======

12. Commitments and Contingencies

   The Company leases office space, a portion of office equipment, computers and automobiles. Total rental expense under lease obligations in 1999, 1998 and 1997 was $29.9, $23.9, and $25.1, respectively, excluding amounts related to the Company's corporate headquarters (see Note 13). The Company's remaining future minimum rental payments to outside parties as of December 31, 1999, for all leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

   2000.................................................................. $ 29.2
   2001..................................................................   25.3
   2002..................................................................   21.6
   2003..................................................................   19.8
   2004..................................................................   12.9
   Thereafter............................................................   11.1
                                                                          ------
     Total............................................................... $119.9
                                                                          ======

   The Company is involved in various legal matters which are being defended and handled in the ordinary course of business. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on its financial statements.

   Several of the Company's clients individually represent a significant source of revenue for the Company. Two clients accounted for 16% and 11% of total 1999 revenues, and 18% and 11% of revenues in both 1998 and 1997.

   As is common industry practice, contracts can generally be terminated by clients with 30 to 90 days notice. The loss of a major client of the Company could have a significant negative impact on the Company's business.

   As of December 31, 1999, the Company had certain media guarantees in effect totaling approximately $20.0. These guarantees are in effect, where required by local media or advertising industry practice, to ensure that liabilities owed to media vendors are paid. During 1999, the Company has not been required to perform on any of these guarantees.

   Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The clients of the Company consist mainly of major consumer products companies. The Company performs regular credit reviews of customers. Allowances are maintained for potential credit losses. To date, such losses have been within management's expectations and allowances for doubtful accounts are adequate to cover foreseeable credit risk losses. Notwithstanding the fact that the nature of the industry presents inherent risks, management believes that the likelihood of any significant loss resulting from a concentration of credit is minimal.

                              THE LEO GROUP, INC.

   The Company provides loans to certain key shareholders for the purchase of the Company's stock. These loans are in the form of demand notes and generally bear interest at the U.S. prime rate less 0.5%. As of December 31, 1999, $5.6 is outstanding and has been reflected as a reduction to "Shareholders' Investment". In addition, the Company guarantees loans made to shareholders by various banks to finance the purchases of the Company's stock. As of December 31, 1999, the Company had guarantees in effect totaling $55.4 (see Note 14). During 1999, the Company was not required to perform on any of these guarantees.

13. Sale-Leaseback Transaction

   Beginning in 1987, the Company constructed the 1.1 million rentable square foot office building that serves as its corporate headquarters. Prior to December 1997, the Company operated as the owner and landlord of the building. During 1997, the Company decided to transfer substantially all of the ownership of the building. As a result, in December 1997, the Company contributed its corporate headquarters to a joint venture (the "Venture") substantially owned by Starwood Capital Group, L.L.C. and the John Buck Company. In exchange for the Company's contribution, the Venture assumed the Company's building-related debt of $219.5. In conjunction with this transaction, the Company entered into a 15-year lease for the portion of the building that it occupies. The Company also retained a 3.6% interest in the Venture. For accounting purposes, due to the Company's continuing ownership interest in the building, this transaction was accounted for as a financing, with the building and the finance obligation continuing to be reflected in the Company's financial statements. Even though the building obligation is reflected on the Company's balance sheet, the Company's only continuing obligation is its annual lease payments shown below since the Venture has fully assumed the building mortgage. In addition, for accounting purposes, the operating results of the Venture are included in the Company's consolidated income statements, with the 96.4% interest not owned by the Company reflected as minority interest expense.

   Significant accounting policies of the Venture are as follows:

  . Rental income is recognized on a straight-line basis over the terms of the respective leases.

  . Depreciation expense is provided on a straight-line basis over the estimated useful lives of the depreciable assets which range from 10 to 40 years for buildings and improvements and 3 to 15 years for furniture and equipment.

   Total rental expense under lease obligations in 1999, 1998 and 1997 was $11.2, $11.2, and $13.4, respectively. The Company's remaining future minimum lease payments as of December 31, 1999 are as follows:

   2000.................................................................. $  9.8
   2001..................................................................   10.1
   2002..................................................................   10.3
   2003..................................................................   10.6
   2004..................................................................   10.8
   Thereafter............................................................   93.4
                                                                          ------
     Total............................................................... $145.0
                                                                          ======

14. Subsequent Events

   On January 31, 2000, the Company's shareholders approved a business combination with The MacManus Group, Inc. ("MacManus"). This combination was effected by the formation of a new holding company named BDM. All of the Company's 9,491,560 outstanding shares were exchanged for the same number of BDM

                              THE LEO GROUP, INC.

shares. MacManus shareholders exchanged 695,492 MacManus shares for 5,981,100 BDM shares based on an exchange ratio of 8.6:1. The BDM Board of Directors will be comprised of four seats with the Company having two seats and MacManus having two seats. This combination will be accounted for as a purchase with the Company deemed to be the acquiror for accounting purposes.

   In connection with the combination, the Company offered to redeem 752,525 shares from selected shareholders at fair value on January 1, 2000. This offer resulted in a compensation charge of approximately $71.9. On January 31, 2000, selected shareholders elected to redeem 649,045 shares for cash. To finance this redemption, the Company borrowed $100.0 under a 3-year term loan at an interest rate of LIBOR plus 112.5 basis points (initially at 7.455%). A portion of the proceeds were used by shareholders to pay loans previously guaranteed by the Company.

   Subsequent to the issuance of BDM shares, Bcom3 was selected as the new name of the holding company. Effectively, the Company became a wholly owned subsidiary of Bcom3. Bcom3 announced it intends to pursue an initial public offering within the next 12 to 24 months.

   On March 14, 2000, Dentsu Inc. ("Dentsu") purchased approximately 20% of Bcom3's common shares for $493.2 in cash. As a result, Dentsu received two seats on the Bcom3 Board of Directors, increasing the total number of seats on the Board from four to six.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of The MacManus Group, Inc.:

   We have audited the accompanying consolidated balance sheets of The MacManus Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The MacManus Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
May 10, 2000

                   THE MACMANUS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998
                             (dollars in thousands)

                                                            1999        1998
                                                         ----------  ----------
                        ASSETS:
                        -------
Current assets:
 Cash and cash equivalents.............................  $  187,084  $  222,750
 Accounts receivable (less allowance for doubtful
  accounts of $10,187 and $9,365, respectively)........     775,316     678,124
 Production expenditures billable to clients...........      88,257      78,669
 Prepaid expenses and other assets.....................      17,818      19,731
 Deferred income taxes.................................      11,819       2,072
                                                         ----------  ----------
 Total current assets..................................   1,080,294   1,001,346
Property and equipment, at cost........................     183,640     162,763
 Less: Accumulated depreciation and amortization.......     103,023      90,826
                                                         ----------  ----------
                                                             80,617      71,937
Other assets:
 Goodwill, at cost (net of accumulated amortization of
  $43,941 and $37,998, respectively)...................     186,578     153,743
 Deferred income taxes.................................      30,339      34,267
 Other.................................................      34,611      25,471
                                                         ----------  ----------
                                                            251,528     213,481
                                                         ----------  ----------
Total Assets...........................................  $1,412,439  $1,286,764
                                                         ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY:
         -------------------------------------
Current liabilities:
 Short-term borrowings.................................  $   42,372  $   33,870
 Current portion of long-term debt.....................      91,021      23,542
 Trade accounts payable................................     827,657     767,159
 Accrued expenses and other payables...................     226,757     155,889
 Accrued income taxes..................................       9,611      11,177
                                                         ----------  ----------
 Total current liabilities.............................   1,197,418     991,637
Other liabilities:
 Deferred compensation and accrued retirement
  benefits.............................................      55,450      59,557
 Long-term debt........................................       5,113     118,519
 Deferred rent.........................................      23,278      23,595
 Other long-term liabilities...........................      62,792      56,244
 Deferred income taxes.................................         359         808
                                                         ----------  ----------
                                                            146,992     258,723
Minority interest......................................       8,992       9,681
Commitments and contingencies..........................         --          --
Mandatorily redeemable stock...........................      30,245      26,555
Stockholders' equity:
 Preferred stock, 6%, 500,000 shares authorized, none
  issued...............................................         --          --
 Preferred stock, $8 stated value, 1,000,000 shares
  authorized; 850,138 issued; 16,000 and 18,700 shares
  outstanding at December 31, 1999 and 1998,
  respectively, after deducting 834,138 and 831,438
  shares held in treasury, respectively................         128         150
 Convertible preferred stock, Series A and B, 96,050
  shares authorized and issued, no shares outstanding
  after deducting 96,050 shares held in treasury.......         --          --
 Common stock, Series A and B, $1 par value, 1,000,000
  shares authorized; 598,283 shares issued; 25,845 and
  31,845 shares outstanding at December 31, 1999 and
  1998, respectively, after deducting 572,438, and
  566,438 shares held in treasury, respectively........          26          32
 Common stock, Class C, $.05 par value, 1,700,000
  shares authorized; 1,165,580 and 1,091,750 shares
  issued at December 31, 1999 and 1998, respectively;
  1,102,930 and 1,056,980 shares outstanding at
  December 31, 1999 and 1998, respectively, after
  deducting 62,650 and 34,770 shares held in treasury,
  respectively.........................................          55          53
 Paid-in capital.......................................       1,653       1,653
 Redemption premium on certain shares of common stock..         323         323
 Retained earnings.....................................      46,671      13,071
 Accumulated other comprehensive loss..................     (20,064)    (15,114)
                                                         ----------  ----------
 Total stockholders' equity............................      28,792         168
                                                         ----------  ----------
Total Liabilities and Stockholders' Equity.............  $1,412,439  $1,286,764
                                                         ==========  ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   THE MACMANUS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              for the years ended December 31, 1999, 1998 and 1997
                             (dollars in thousands)

                                                    1999      1998      1997
                                                  --------  --------  --------
Commission and fee revenues...................... $787,461  $730,275  $731,455
Operating expenses:
  Compensation and employee benefits.............  485,403   458,991   459,222
  General agency.................................  149,087   135,983   137,050
  Occupancy......................................   62,220    62,480    63,764
  Depreciation and amortization..................   23,404    21,018    20,331
  Nonrecurring charge............................      --     97,350       --
                                                  --------  --------  --------
    Total operating expenses.....................  720,114   775,822   680,367
                                                  --------  --------  --------
Operating income/(loss)..........................   67,347   (45,547)   51,088
Other income/(expense):
  Interest income................................    6,851     8,038     4,702
  Interest expense...............................  (12,397)  (13,412)  (12,556)
  Foreign currency gain (loss)...................      869       376    (1,179)
                                                  --------  --------  --------
    Total other expense..........................   (4,677)   (4,998)   (9,033)
    Income/(loss) before provision for income
     taxes.......................................   62,670   (50,545)   42,055
Provision for income taxes.......................   25,772    10,260    18,135
                                                  --------  --------  --------
    Income/(loss) after provision for income
     taxes.......................................   36,898   (60,805)   23,920
Minority interest................................   (4,757)   (6,642)   (3,282)
Equity in affiliates.............................      920       889     1,527
                                                  --------  --------  --------
Net income/(loss)................................ $ 33,061  $(66,558) $ 22,165
                                                  ========  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE MACMANUS GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended December 31, 1999, 1998, and 1997
                  (dollars in thousands, except share amounts)

                                                                 Common Stock
                                                               -----------------
                                                               Series                                           Accumulated
                                                               A and B  Class C                                    Other
                               Comprehensive  Preferred Stock  ($1 par ($.05 par Paid-in  Redemption Retained  Comprehensive
                               (Loss)/Income ($8 stated value) value)   value)   Capital   Premium   Earnings      Loss
                               ------------- ----------------- ------- --------- -------  ---------- --------  -------------
Balances, December 31, 1997..                      $ 397        $ 45     $ 49    $2,393      $323    $ 85,327    $ (7,026)
Comprehensive loss:
Net loss...................      $(66,558)                                                            (66,558)
Other comprehensive loss,
 net of tax:
 Foreign currency
  translation adjustment...        (1,599)                                                                         (1,599)
 Minimum pension liability
  adjustment, net of $2,741
  tax benefit..............        (6,489)                                                                         (6,489)
                                 --------
Comprehensive loss:........      $(74,646)
                                 ========
Cost of 30,897 shares of $8
 preferred stock, 12,500
 shares of Series A and B
 common stock, and 140,550
 shares of Class C common
 stock, in each case
 repurchased for treasury..                         (247)        (13)      (6)     (740)              (15,895)
Issuance of 195,500 shares
 of Class C common stock
 from treasury.............                                                10
Retained earnings allocable
 to mandatorily redeemable
 stock.....................                                                                            10,197
                                                   -----        ----     ----    ------      ----    --------    --------
Balances, December 31, 1998..                        150          32       53     1,653       323      13,071     (15,114)
Comprehensive income:
Net income.................      $ 33,061                                                              33,061
Other comprehensive loss,
 net of tax:
 Foreign currency
  translation adjustment...        (4,837)                                                                         (4,837)
 Minimum pension liability
  adjustment, net of $81
  tax benefit..............          (113)                                                                           (113)
                                 --------
Comprehensive income:......      $ 28,111
                                 ========
Cost of 2,700 shares of $8
 preferred stock, 6,000
 shares of Series A and B
 common stock, and 205,250
 shares of Class C common
 stock, in each case
 repurchased for treasury..                          (22)         (6)     (10)
Issuance of 251,200 shares
 of Class C common stock
 from treasury.............                                                12
Retained earnings allocable
 to mandatorily redeemable
 stock.....................                                                                               539
                                                   -----        ----     ----    ------      ----    --------    --------
Balances, December 31, 1999..                      $ 128        $ 26     $ 55    $1,653      $323    $ 46,671    $(20,064)
                                                   =====        ====     ====    ======      ====    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   THE MACMANUS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 1999, 1998 and 1997
                             (dollars in thousands)

                                                    1999      1998      1997
                                                  --------  --------  --------
Cash flows from operating activities:
 Net income (loss)............................... $ 33,061  $(66,558) $ 22,165
 Reconciliation of net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization..................   23,404    21,018    20,331
  Nonrecurring charge............................      --     97,350       --
  (Decrease)/increase in deferred compensation
   and accrued retirement benefits...............   (4,166)   10,013    (3,797)
  Decrease in deferred income taxes..............   (2,864)   (9,284)   (2,073)
  (Decrease)/increase in deferred rent
   liability.....................................     (317)     (685)      431
 Changes in operating assets and liabilities, net
  of effects from acquisition
  (Increase)/decrease in accounts receivable,
   net...........................................  (95,327)   94,709   (39,164)
  Increase in production expenditures billable to
   clients.......................................   (5,854)   (6,503)     (729)
  Increase/(decrease) in trade accounts payable..   65,534   (41,884)   45,197
  Increase in accrued expenses and other
   payables......................................   43,225     1,990     2,121
  (Decrease)/increase in accrued income taxes....   (1,520)    3,400      (783)
  Other, net.....................................    8,739     9,498     6,947
                                                  --------  --------  --------
   Net cash provided by operating activities.....   63,915   113,064    50,646
                                                  --------  --------  --------
Cash flows from investing activities:
 Business acquisitions, net of cash acquired.....  (39,529)  (20,319)  (14,970)
 Expenditures for property and equipment, net....  (27,524)  (22,522)  (15,683)
 Other...........................................      132       475       366
                                                  --------  --------  --------
   Net cash used in investing activities.........  (66,921)  (42,366)  (30,287)
                                                  --------  --------  --------
Cash flows from financing activities:
 Purchase of shares for Treasury, net............   (1,713)   (3,240)   (5,973)
 Proceeds from short-term debt, net..............   10,691    13,485     3,984
 Proceeds from long-term debt....................      152       --     52,318
 Repayment of long-term debt.....................  (37,389)  (22,214)  (24,154)
                                                  --------  --------  --------
   Net cash (used in) provided by financing
    activities...................................  (28,259)  (11,969)   26,175
                                                  --------  --------  --------
Effect of exchange rate changes on cash and cash
 equivalents.....................................   (4,401)   (6,236)   (2,808)
                                                  --------  --------  --------
Net (decrease)/increase in cash and cash
 equivalents.....................................  (35,666)   52,493    43,726
Cash and cash equivalents, beginning of year.....  222,750   170,257   126,531
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $187,084  $222,750  $170,257
                                                  ========  ========  ========
Supplemental cash flow information
 Income taxes paid............................... $ 20,146  $ 16,319  $ 14,833
 Interest paid................................... $ 12,350  $ 12,973  $ 11,799

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE MACMANUS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

 Nature of Operations

   The MacManus Group, Inc. (the "Company") is a worldwide holding company comprised of operating entities which provide advertising, marketing and communications services in every major world market. The business is conducted through D'Arcy Masius Benton & Bowles Communications and N.W. Ayer & Partners (two advertising agency networks), Medicus Group International, Inc. (medical advertising network), Manning Selvage & Lee (public relations firm), MediaVest, formerly known as TeleVest, (broadcast placement and programming firm) and other wholly owned companies.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Investments in Affiliates

   Investments in unconsolidated companies are accounted for by the equity method. The equity method is used when the Company has an ownership interest of greater than 20% and less than 50% and exercises significant influence over the operating and financial policies of these investments.

 Comprehensive Income

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," issued by the Financial Accounting Standards Board ("FASB") which establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.

 Cash and Cash Equivalents

   Cash and cash equivalents consist of highly liquid instruments with original maturities, when purchased, of three months or less.

 Production Expenditures Billable to Clients

   Production expenditures billable to clients consist of third party vendor costs incurred in providing corporate communications services to clients.

 Revenue Recognition

   Revenues are principally derived from commissions for placement of advertisements in various media and from fees for manpower and production of advertisements. Revenue is realized when the service is performed, in accordance with the terms of the contractual agreement, and collection is reasonably assured.

 Financial Instruments

   The Company uses financial derivatives to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The instruments used are primarily foreign exchange contracts and cross currency interest rate swaps.

                            THE MACMANUS GROUP, INC.

   Foreign currency gains and losses on forward contracts designated as hedges of existing foreign currency assets and liabilities are recognized in income while foreign currency gains and losses on forward contracts designated as hedges of net investments in foreign subsidiaries are recognized as a component of stockholders' equity. Foreign currency gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are not recognized until included in the measurement of the related foreign currency transactions.

   Cross currency interest rate swaps are bifurcated at inception. Gains and losses on the interest component of the swap are recognized as a yield adjustment in the income statement. Gains and losses on the currency component are recognized in other comprehensive income as these instruments are designated and effective as a hedge of foreign currency denominated net assets of subsidiaries.

   To qualify as a hedge, the item to be hedged must expose the Company to price, interest rate or foreign currency exchange rate risk and the hedging instrument must reduce that exposure in a highly correlated manner. Any contracts held or issued that do not meet the requirements of a hedge are recorded at fair value in the balance sheet and any changes in that fair value recognized in income. If a contract designated as a hedge of price risk or foreign currency exchange risk is terminated, the associated gain or loss is deferred and recognized in income in the same manner as the hedged item. Also, a contract designated as a hedge of an anticipated transaction that is no longer likely to occur is recorded at fair value and the associated changes in fair value recognized in income. The gain or loss associated with a terminated interest rate swap that has been designated as a hedge of interest rate risk will continue to be recognized in interest expense over the life of the agreement.

 Property and Equipment

   Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the related lease terms. Company policy provides for capitalization of all major expenditures for renewal and improvements, and for current charges to income for repairs and maintenance.

 Capitalized Software Costs

   Costs associated with the acquisition or development of software for internal use are capitalized in accordance with the provisions of AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized using the straight-line method over the expected useful life of the software, which ranges from 5 to 7 years.

 Goodwill

   Goodwill represents the excess of purchase price over the fair value of net assets of acquired companies. The Company amortizes goodwill on a straight-line basis, over periods up to 40 years.

 Deferred Compensation

   The Company has certain compensation plans which enable eligible employees to defer a portion of their compensation into future periods. Amounts related to these compensation arrangements are charged to expense as the related services are performed.

                            THE MACMANUS GROUP, INC.

 Income Taxes

   Deferred tax liabilities and assets are recognized as the difference between the financial statement and tax bases of assets and liabilities multiplied by tax rates applicable to the year in which the differences are expected to reverse.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

 Foreign Currency Translation

   Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expense are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine foreign currency gains and losses resulting from financial statement translation. Translation gains and losses are reported as a component of stockholders' equity except for those associated with highly inflationary countries, which are reported directly in the accompanying statements of operations. Foreign currency transaction gains and losses are included in the determination of net income in the period incurred.

 Reclassifications

   Certain prior year amounts have been reclassified to conform to current year presentation.

2. Nonrecurring Charge

   In the fourth quarter of 1998, the Company recorded a nonrecurring charge of $97.4 million. Of the nonrecurring charge, $78.4 million was noncash, and represented a write-down due to the impairment of goodwill and other long-lived assets based on management's beliefs that the carrying value of goodwill relating to certain investments was no longer recoverable. $7.7 million of the nonrecurring charge represented a write-off of accounts receivable and unbilled inventory recognized in connection with the change in management at one of the Company's project-based operating subsidiaries. The remaining $11.2 million of the nonrecurring charge was comprised of other charges related to planned office closures and contractual obligations from which the Company does not anticipate the receipt of any future benefits.

   The write-down of goodwill was done in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, ("SFAS No. 121"). In accordance with SFAS No. 121, the carrying value of the impaired asset, specifically the goodwill associated with each identified operating unit, was determined to be in excess of its fair value. The fair value of the goodwill was determined based on the undiscounted projected future cash flows of the associated operating unit. The fair values estimated by the Company's management were based on the trend in profitability of each of the operating units, changes in client relationships, and trends in clients' spending patterns. The goodwill impairment amount was determined as the difference between the discounted projected future cash flows of the operating units and the carrying value of the associated goodwill.

3. Acquisitions

   During each of the three years ended December 31, 1999, the Company completed several unrelated acquisitions and increased its ownership in selected foreign investments. The aggregate purchase price for all

                            THE MACMANUS GROUP, INC.

acquisitions approximated $47.3 million, $10.9 million and $17.2 million for 1999, 1998 and 1997, respectively.

   The Company has accounted for these acquisitions by the purchase method and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the closing dates of the acquisitions. The effect of these acquisitions is immaterial to the consolidated financial position and results of operations of the Company.

   The Company is required to make contingent payments to former owners of certain acquired companies based on the acquired companies' future profits, as defined in the agreements. Such payments are recorded in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". In 1999, 1998 and 1997, the Company recorded $10.7 million, $5.1 million and $4.0 million, respectively, as additional purchase price related to acquisitions.

4. Foreign Operations

   The Company's foreign subsidiaries are primarily engaged in providing advertising, marketing and communication services. Combined condensed financial information for such subsidiaries is as follows (dollars in thousands):

                                                        1999     1998     1997
                                                      -------- -------- --------
   Total assets...................................... $494,190 $438,125 $410,522
   Total liabilities................................. $397,607 $360,687 $328,654
   Commission and fee revenues....................... $362,551 $348,599 $343,509

   Total net foreign currency transaction gains (losses) included in the consolidated statements of operations were $.9 million, $.4 million and $(1.1) million in 1999, 1998 and 1997, respectively.

5. Concentration of Credit Risk

   For the years ended December 31, 1999, 1998 and 1997, the Company's five largest customers accounted for approximately 39%, 36% and 34.6%, respectively, of total commission and fee revenues. The five largest accounts receivable balances accounted for approximately 32%, 27% and 26.7%, respectively, of net receivables as of December 31, 1999, 1998 and 1997. The Company's largest and second largest customers accounted for approximately 17% and 11% of commission and fee revenues, respectively, for the year ended December 31, 1999. The largest customer accounted for approximately 15% of outstanding accounts receivable as of December 31, 1999. The Company's largest and second largest customers accounted for approximately 16% and 10% of commission and fee revenues, respectively, for the year ended December 31, 1998. The largest customer accounted for approximately 14% of outstanding accounts receivable as of December 31, 1998. The Company's largest and second largest customers accounted for approximately 14% and 10% of commission and fee revenues, respectively, for the year ended December 31, 1997. The largest customer accounted for approximately 13% of outstanding accounts receivable as of December 31, 1997.

                            THE MACMANUS GROUP, INC.

6. Segment Reporting

   The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's wholly-owned and partially-owned businesses operate within the corporate communications services operating segment. These businesses provide a variety of communications services to clients through several worldwide, national and regional independent agency brands. A summary of the Company's commission and fee revenues, and long-lived assets by geographic area as of December 31, 1999 and 1998, and for the years then ended is as follows (dollars in thousands):

                          United   United  All Other  Asia    Latin
                          States  Kingdom   Europe   Pacific America  Other   Total
                         -------- -------- --------- ------- ------- ------- --------
1999
Commission and Fees..... $424,910 $101,110 $149,307  $48,745 $50,477 $12,912 $787,461
Long-lived Assets....... $ 59,627 $  4,767 $  8,465  $ 3,539 $ 2,177 $ 2,042 $ 80,617

1998
Commission and Fees..... $381,676 $ 95,185 $150,049  $44,269 $48,382 $10,714 $730,275
Long-lived Assets....... $ 49,270 $  6,395 $  9,472  $ 2,624 $ 2,305 $ 1,871 $ 71,937

1997
Commission and Fees..... $387,946 $ 98,475 $147,525  $43,770 $43,079 $10,660 $731,455
Long-Lived Assets....... $ 40,241 $  7,620 $  8,663  $ 2,726 $ 1,646 $ 2,016 $ 62,912

7. Property and Equipment

   Property and equipment and the related accumulated depreciation and amortization as of December 31, 1999 and 1998 are summarized as follows (dollars in thousands):

                                                              1999       1998
                                                            ---------  --------
Furniture and fixtures..................................... $  39,101  $ 36,984
Equipment..................................................    35,513    33,323
Vehicles...................................................     3,076     3,000
Leases.....................................................     2,736     1,115
Leasehold improvements.....................................    69,416    65,850
Software...................................................    33,798    22,491
                                                            ---------  --------
  Total cost...............................................   183,640   162,763
Accumulated depreciation and amortization..................  (103,023)  (90,826)
                                                            ---------  --------
  Property and equipment, net.............................. $  80,617  $ 71,937
                                                            =========  ========

                            THE MACMANUS GROUP, INC.

8. Income Taxes

   Income/(loss) before provision for income taxes and the provision for income taxes for the years ended December 31, 1999, 1998 and 1997 consisted of the amounts shown below (dollars in thousands):

                                                  1999      1998      1997
                                                 -------  --------  --------
   Income/(loss) before provision for income
    taxes:
     Domestic................................... $23,349  $(39,718) $ 17,172
     Foreign....................................  39,321   (10,827)   24,883
                                                 -------  --------  --------
       Total.................................... $62,670  $(50,545) $ 42,055
                                                 =======  ========  ========
                                                  1999      1998      1997
                                                 -------  --------  --------
   Provision for income taxes:
   Current:
     Federal.................................... $10,693  $  4,920  $  6,329
     State and local............................   1,043     1,986     1,326
     Foreign....................................  16,564    12,638    12,553
                                                 -------  --------  --------
                                                  28,300    19,544    20,208
                                                 -------  --------  --------
   Deferred:
     Federal, state and local...................  (3,169)   (6,082)   (2,847)
     Foreign....................................     641    (3,202)      774
                                                 -------  --------  --------
                                                  (2,528)   (9,284)   (2,073)
                                                 -------  --------  --------
                                                 $25,772  $ 10,260  $ 18,135
                                                 =======  ========  ========

   The Company's effective income tax rate for the years ended December 31, 1999, 1998 and 1997 varied from the statutory federal income tax rate as a result of the following factors:

                                                           1999  1998    1997
                                                           ----  -----   ----
   Statutory federal income tax rate...................... 35.0%  35.0%  35.0%
   State and local taxes on income, net of federal income
    tax benefit...........................................  1.1    2.8    2.0
   Foreign subsidiaries' tax rate differentials...........  6.4    6.9    7.2
   Nonrecurring charge....................................  --   (60.2)   --
   Other.................................................. (1.4)  (2.7)  (1.1)
                                                           ----  -----   ----
   Effective rate......................................... 41.1% (18.2)% 43.1%
                                                           ====  =====   ====

   Deferred income taxes are provided for the temporary difference between the financial reporting bases and tax bases of the Company's assets and liabilities. Deferred tax benefits result primarily from recording certain expenses in the financial statements which are not currently deductible for tax purposes. Deferred tax liabilities result from expenses which are currently deductible for tax purposes but have not yet been expensed in the financial statements.

   The Company has recorded deferred tax benefits as of December 31, 1999 and 1998 of $42.1 million and $36.3 million, respectively, which are net of valuation allowances of $12.7 million and $14.6 million, respectively. The deferred tax assets relate principally to deferred compensation and deferred rent expense. Also, deferred tax assets were recorded for foreign net operating loss carryforwards, which were predominantly offset by valuation allowances due to the uncertainty of realizing the future tax benefits. In 1999, the valuation allowance decreased by $1.9 million due principally to the decrease of certain net operating losses.

                            THE MACMANUS GROUP, INC.

   The Company has recorded deferred tax liabilities as of December 31, 1999 and 1998 of $.4 million and $.8 million, respectively.

   Deferred tax benefits as of December 31, 1999 and 1998 consisted of the amounts shown below (dollars in millions):

                                                                  1999    1998
                                                                 ------  ------
   Compensation................................................. $ 21.5  $ 19.3
   Rent.........................................................   10.5    10.7
   Tax Loss Carryovers..........................................   10.6    13.0
   Other........................................................   12.2     7.9
                                                                 ------  ------
     Sub-Total..................................................   54.8    50.9
   Less: Valuation Allowance....................................  (12.7)  (14.6)
                                                                 ------  ------
     Total...................................................... $ 42.1  $ 36.3
                                                                 ======  ======

   Net current deferred tax benefits as of December 31, 1999 and 1998 were $11.8 million and $2.1 million, respectively. Net non-current deferred tax benefits as of December 31, 1999 and 1998 were $30.3 million and $34.2 million, respectively. The Company has concluded that it is probable that it will be able to realize these net deferred tax benefits in future periods.

   At December 31, 1999, there were net operating loss carryforwards of $27.2 million with various expiration periods.

   The Company has not accrued U.S. Federal income taxes on cumulative undistributed earnings of foreign subsidiaries of approximately $48.7 million as of December 31, 1999. It is the Company's intention to reinvest undistributed earnings of its foreign subsidiaries and thereby indefinitely postpone their remittance. The Company anticipates that there would be no material foreign withholding taxes or United States income taxes which would become payable if undistributed earnings of foreign subsidiaries were paid as dividends.

9. Short-Term Borrowings and Lines of Credit

   Bank loans of $42.4 million and $33.9 million at December 31, 1999 and 1998, respectively, are primarily attributed to unsecured overdrafts of the international subsidiaries used for local working capital purposes. The weighted average interest rate on outstanding debt at December 31, 1999 and 1998 was 5.61% and 4.84%, respectively.

   At December 31, 1999 and 1998 the Company had unsecured lines of credit of $142.3 million and $138.0 million, respectively, of which $99.9 million and $104.1 million were unused. In 1996, the Company put in place a $120.0 million revolving Multi-currency Credit Agreement (the "Credit Facility"). At December 31, 1999 this Credit Facility was still in place and was due to expire December 3, 2000. In addition, the Company maintains uncommitted lines of credit for its international subsidiaries local working capital needs. Drawings under such local credit lines held with syndicate banks reduce availability under the Credit Facility.

   The Credit Facility contains restrictive covenants that require, among other things, the maintenance of minimum working capital and consolidated net worth as well as certain defined ratios. At December 31, 1999, the Company was in compliance with all of the covenants.

                            THE MACMANUS GROUP, INC.

   In January 2000, the Credit Facility was restructured as the revolving tranche of a $630.0 million Amended and Restated Credit Agreement (the "Restated Credit Agreement"). The Restated Credit Agreement includes a $120.0 million revolving credit facility principally comprised of a $100.2 million swing line to provide overnight borrowing capabilities and is committed through January 2003. In addition, the Restated Credit Agreement contained a $175.0 million Short-term Working Capital Facility which expired on April 30, 2000, and a $335.0 million Term Loan with required repayments of $50.0 million in January 2001 and January 2002 and a $235.0 million repayment in January 2003.

10. Long-term Debt

   Long-term debt consists of the following at December 31, 1999 and 1998 (dollars in thousands):

                                                              1999      1998
                                                            --------  --------
Notes payable to insurance companies (7.02%), payable in
 annual installments commencing in 2001 through 2007......  $ 50,000  $ 50,000
Notes payable to insurance companies (6.95%), payable in
 annual installments through 2003.........................    13,600    15,300
Notes payable to insurance companies (6.57%), payable in
 annual installments through 2002.........................    12,000    16,000
Notes payable to insurance companies (7.98%), payable in
 annual installments through 2001.........................    11,000    16,000
Notes payable to insurance company (10.43%), payable in
 semiannual installments through 2000.....................       --      2,307
Notes payable to financing company (3.9%), payable in
 monthly installments through 1999........................       --      1,043
Notes payable to banks by foreign subsidiary (3.88% to
 3.89%), payable in 2000..................................       --     19,643
Notes payable to banks by foreign subsidiaries at
 applicable banks' base lending rates (4.73% to 24.00% and
 4.20% to 27.60% at December 31, 1999 and 1998,
 respectively), payable in varying installments through
 2003.....................................................     1,430     2,554
Notes payable relating to stock redemptions, variable
 interest (5.74% and 8.00% at December 31, 1999 and 5.17%
 and 8.00% at December 31, 1998, respectively), generally
 payable over four years..................................     8,104    19,214
                                                            --------  --------
                                                              96,134   142,061
Less, current portion.....................................   (91,021)  (23,542)
                                                            --------  --------
  Long-term debt..........................................  $  5,113  $118,519
                                                            ========  ========

   At December 31, 1999, maturities of long-term debt are $91.0 million, $2.4 million, $1.7 million, and $1.0 million from 2000 to 2003, respectively.

   The long-term notes contain restrictive covenants which require, among other things, the maintenance of minimum working capital and consolidated net worth, as well as certain defined ratios. At December 31, 1999, the Company was in compliance with all of the covenants.

   When the Restated Credit Agreement was put in place in January 2000, the entire outstanding balance of long-term notes was repaid out of existing operating cash. The total payment to the noteholders was $89.0 million which included a make-whole of $.1 million and accrued interest payable of $2.3 million. The repayment of this debt enabled the Company to negotiate an updated covenant package in the Restated Credit Agreement.

                            THE MACMANUS GROUP, INC.

11. Fair Value of Financial Instruments

   The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998 (dollars in thousands):

                                                1999                1998
                                         ------------------- -------------------
                                         Carrying            Carrying
                                          Amount  Fair Value  Amount  Fair Value
                                         -------- ---------- -------- ----------
Cash and cash equivalents............... $187,084  $187,084  $222,750  $222,750
Short-term borrowings................... $ 42,372  $ 42,372  $ 33,870  $ 33,870
Long-term debt.......................... $ 96,134  $ 96,585  $142,061  $149,326
Financial commitments
  Cross currency interest rate swaps....      --   $    520       --        --
  Foreign exchange contracts............      --   $   (493)      --   $    129

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Cash and cash equivalents:

     The fair value of cash and cash equivalents approximated carrying value due to the short-term maturity of these instruments.

   Short-term borrowings:

     The fair value of short-term borrowings approximated carrying value due to the short-term maturity of these instruments.

   Long-term debt:

     Fair values for long-term debt were determined based on currently available treasury rates with similar terms and remaining maturities.

   Financial commitments:

     The estimated fair values of derivative positions represent the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

12. Financial Instruments and Market Risk

   The Company utilizes derivative financial instruments predominantly to reduce certain market risks, including the impact of currency rate and interest rate changes. Derivative activities are limited in volume and confined to risk management activities. Senior management of the Company actively participates in the quantification, monitoring, and control of all significant risks.

   At December 31, 1999, the Company had Euro 20.0 million notional principal amount of cross currency swaps. The swaps convert a portion of the Company's fixed rate US$ denominated debt into floating rate Euro denominated debt. These swaps were terminated in January 2000 in conjunction with the repayment of the long-term notes. There was a gain of $.9 million recognized at termination.

   As of December 31, 1998, the Company had an open forward foreign currency contract for approximately $11.8 million of a speculative nature.

                            THE MACMANUS GROUP, INC.

   The Company enters into forward foreign exchange contracts primarily to hedge intercompany payables and receivables. The forward contract terms are typically 3 months or less and structured to facilitate the payment of the intercompany obligation with the resulting gain or loss included in the basis of the transaction upon settlement. When the underlying intercompany obligation is long-term in nature a 1-year forward contract is entered into and revalued on a quarterly mark-to-market basis.

   Counterparty risk is managed by entering into arrangements of this nature with well-known banks which are known to have credit ratings equal to or better than that of the Company.

13. Capital Stock

   Holders of the $8 preferred stock are entitled to receive noncumulative cash dividends up to a maximum of 9.5% of stated value. The holders of $8 preferred stock are not entitled to voting rights. In the event of the Company's liquidation, the holders of the $8 preferred stock, Class A (Series A and B) common stock and Class C common stock are entitled to receive all of the remaining assets of the Company, based on the proportion that the sum of the book value of their shares bears to the sum of the aggregate book value of all outstanding shares of these three classes of stock. In conjunction with the merger transaction (see note 17), all of the preferred stock was redeemed in January 2000.

   When a shareholder/employee ceases full-time employment with the Company, the common shares are redeemed at the original purchase price plus the employee's share of accumulated retained earnings during the holding period, payable over a period of up to five years at the option of the Company. Redemption amounts relating to the common shares are included in "Mandatorily redeemable stock" in the accompanying balance sheets.

14. Commitments and Contingencies

   The Company and its subsidiaries are obligated under a number of lease agreements for office space. Generally, the leases require the payment of base rents plus escalations for increases in building operating costs and real estate taxes. Rent expense under these leases amounted to $49.5 million and $48.5 million in 1999 and 1998, respectively. In addition, the Company is obligated under operating lease agreements, principally for equipment. Expense under these leases amounted to $23.3 million and $22.8 million in 1999 and 1998, respectively. Minimum lease payments under all noncancelable operating leases as of December 31, 1999 are as follows (dollars in thousands):

   Year                                                                  Amount
   ----                                                                 --------
   2000................................................................ $ 53,183
   2001................................................................   47,098
   2002................................................................   41,473
   2003................................................................   35,523
   2004................................................................   32,310
   Thereafter..........................................................  134,193
                                                                        --------
                                                                        $343,780
                                                                        ========

   The Company is party to certain legal proceedings incidental to its business. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that the outcome will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

                            THE MACMANUS GROUP, INC.

15. Employee Benefit Plans

 US Pension Plans

   The Company sponsors a funded defined benefit pension plan (the "Plan") in the United States, which covers substantially all of its full-time employees. The Company makes annual contributions to the Plan in accordance with amounts actuarially determined by an independent consulting actuary. Plan assets consist primarily of investments in equity securities, bonds and equity mutual funds.

   The Company also has unfunded, nonqualified domestic pension plans to provide benefits in excess of Internal Revenue Code limitations and to provide US equivalent benefits for domestic employees on temporary overseas assignments.

 US Postretirement Benefits

   The Company provides postretirement medical and life insurance benefits for substantially all domestic employees who are at least 55 years of age and have at least 15 years of service who were hired before various specified dates. The Company contributes a fixed amount based on the age of the retiree and the service at retirement. Since employer contributions are fixed, the aging and health care cost trend rates are not applicable.

   The significant components of the above mentioned plans as of and for the years ended December 31, 1999 and 1998 are summarized as follows (dollars in thousands):

                                             Postretirement      Supplemental
                            Pension Plan          Plans          Pension Plans
                          -----------------  ----------------  ------------------
                            1999     1998     1999     1998      1999      1998
                          --------  -------  -------  -------  --------  --------
Change in benefit
 obligation:
Benefit obligation at
 beginning of year......  $ 55,225  $49,271  $ 5,656  $ 6,417  $ 23,029  $ 22,677
 Service cost...........     6,273    6,110       70       88       456       514
 Interest cost..........     4,244    3,627      398      418     1,791     1,666
 Actuarial loss/(gain)..     3,583   (1,423)    (149)     (33)    1,265      (541)
 Other..................       --       --       --      (742)       37        11
 Net benefits paid......    (2,667)  (2,360)    (487)    (492)   (1,377)   (1,298)
                          --------  -------  -------  -------  --------  --------
Benefit obligation at
 end of year............  $ 66,658  $55,225  $ 5,488  $ 5,656  $ 25,201  $ 23,029
                          --------  -------  -------  -------  --------  --------
Change in plan assets:
Fair value of plan
 assets at beginning of
 year...................  $ 68,721  $57,581      --       --        --        --
 Actual return on plan
  assets................    17,668    8,951      --       --        --        --
 Employer contribution..     1,756    4,549      487      492       --        --
 Net benefits paid......    (2,667)  (2,360)    (487)    (492)      --        --
                          --------  -------  -------  -------  --------  --------
Fair value of plan
 assets at end of year..  $ 85,478  $68,721      --       --        --        --
                          --------  -------  -------  -------  --------  --------
Fair value of plan
 assets greater (less)
 than benefit
 obligation.............  $ 18,820  $13,496  $(5,488) $(5,656) $(25,201) $(23,029)
Unrecognized actuarial
 (gain)/loss............   (12,871)  (4,914)    (861)    (754)      390      (875)
Unrecognized prior
 service costs..........      (852)  (1,075)    (608)    (675)    1,186     1,341
Unrecognized transition
 obligation.............       --       --     4,129    4,447       (12)      (14)
                          --------  -------  -------  -------  --------  --------
Net amount recognized...  $  5,097  $ 7,507  $(2,828) $(2,638) $(23,637) $(22,577)
                          --------  -------  -------  -------  --------  --------
Additional minimum
 liability..............                                         (1,788)   (1,756)
Accumulated other
 comprehensive income...                                           (449)      --
                                                               --------  --------
                                                               $(25,874) $(24,333)
                                                               ========  ========

   In accordance with FASB Statement No. 87, the Company has recorded the additional minimum liability for underfunded plans of $2.2 million and $1.8 million, respectively, at December 31, 1999 and 1998,

                            THE MACMANUS GROUP, INC.

representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. A corresponding amount has been recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is recognized in other comprehensive income.

   The components of net periodic pension benefit cost and the weighted-average assumptions are as follows (dollars in thousands):

                                                    Postretirement        Supplemental
                              Pension Plan              Plans            Pension Plans
                         -------------------------  ----------------  ----------------------
                          1999     1998     1997    1999  1998  1997   1999    1998    1997
                         -------  -------  -------  ----  ----  ----  ------  ------  ------
Components of net
 periodic pension
 benefit cost
Service Cost............ $ 6,273  $ 6,110  $ 5,442  $ 70  $ 88  $126  $  455  $  514  $  600
Interest cost...........   4,244    3,627    3,185   398   418   476   1,791   1,666   1,638
Expected return on
 assets.................  (6,128)  (5,202)  (4,275)  --    --    --      --      --      --
Amortization of:
 Transition
  obligation/(asset)....     --       --       --    318   318   318      (2)     (2)     (2)
 Prior service cost.....    (222)    (222)    (200)  (67)  (67)  --      191     188     186
 Net amortization of
  unrecognized gain.....     --       --       --    (42)  (17)  (23)    --      (16)    (40)
                         -------  -------  -------  ----  ----  ----  ------  ------  ------
Net periodic benefit
 cost................... $ 4,167  $ 4,313  $ 4,152  $677  $740  $897  $2,435  $2,350  $2,382
                         =======  =======  =======  ====  ====  ====  ======  ======  ======
Weighted-average
 assumptions
Discount rate...........    7.50%    7.75%    7.75% 7.50% 7.75% 8.00%   7.50%   7.75%   7.50%
Expected return on
 assets.................    9.00%    9.00%    9.00%  N/A   N/A   N/A     N/A     N/A     N/A
Rate of compensation
 increase...............    6.00%    6.00%    6.00%  N/A   N/A   N/A     N/A     N/A     N/A

 US 401K Plan

   The Company sponsors a 401K plan which allows participants to make voluntary pre-tax contributions, via payroll deductions, of between 1% and 15% of total compensation subject to IRS limitations. The Company matches 50% of each participant's contributions, up to 6% of compensation and up to a maximum annual contribution of $1,800 per employee. All domestic employees who are at least 21 years of age and have completed at least one year of service are eligible to participate in this plan. Participants who have completed five years of service are 100% vested in Company contributions. The expense for this plan was $1.9 million, $1.6 million and $1.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

 Foreign Retirement Plans

   Certain of the Company's foreign subsidiaries have adopted retirement plans, the provisions of which vary to reflect practices under local laws and customs. It is the practice of these subsidiaries to generally fund pension costs accrued. Total pension expense for the Company's foreign subsidiaries was $9.1 million, $7.1 million and $7.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

 Deferred Compensation Plans

   In the US the Company has several deferred compensation arrangements, which enable eligible employees to defer a portion of their compensation into future periods. The Company accrues for the deferred compensation and interest thereon as the related services are performed. The amounts accrued under these plans were $22.2 million and $25.5 million as of December 31, 1999 and 1998, respectively. The expense for the years ended December 31, 1999, 1998 and 1997 was $2.1 million, $7.2 million and $1.8 million, respectively.

 Defined Contribution Plan for Former Shareholders

   The Company has a nonqualified defined contribution benefit plan for employees who were shareholders of D'Arcy Masius MacManus and Benton & Bowles who did not become shareholders of the combined

                            THE MACMANUS GROUP, INC.

Company in 1985. The Board declares an amount each year that is accrued by the Company and credited to each employee's account along with interest earned on unpaid balances. The liability at December 31, 1999 and 1998 was $4.3 million and $3.5 million, respectively. Expense for the years ended December 31, 1999, 1998 and 1997 was $1.9 million, $.8 million and $.6 million, respectively.

16. Adoption of New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

   In July 1999, the FASB approved SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an Amendment of FASB Statement No. 133," effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

17. Subsequent Event

   On January 31, 2000, the Company's shareholders approved a merger between the Company and The Leo Group, Inc. to form a new entity called Bcom3 Group, Inc. ("Bcom3"). Immediately prior to the merger, the Company redeemed all of its preferred shares and a portion of its common shares. Also immediately prior to the merger, the Company's Multi-currency Credit Agreement was restructured as the revolving tranche of a $630.0 million Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement replaced the Multi-currency Credit Agreement, financed the MacManus Shareholder Redemption plan and will provide temporary liquidity reserves during the transition phase of the merger. On March 14, 2000, Dentsu Inc. made an investment in Bcom3 for $493.2 million, the proceeds of which will be used to fund the general working capital needs of Bcom3.

                                  Schedule II

                       Bcom3 Group, Inc. and Subsidiaries

                       Valuation and Qualifying Accounts
                                 (in thousands)

                                            Additions          Deductions
                                    ------------------------- ------------
                                                                Accounts    Currency
                          Balance   Acquisition of Charged to Written Off/ Translation   Balance
                         January 1,    MacManus     Expenses     Other     Adjustment  December 31,
                         ---------- -------------- ---------- ------------ ----------- ------------
Year Ended December 31,
 2000:
Trade receivables--
 allowance for doubtful
 accounts..............    $8,778      $20,507      $16,219     $(3,936)      $ (27)     $41,541

Year Ended December 31,
 1999:
Trade receivables--
 allowance for doubtful
 accounts..............    $6,200      $   --       $ 3,353     $  (735)      $ (40)     $ 8,778

Year Ended December 31,
 1998:
Trade receivables--
 allowance for doubtful
 accounts..............    $5,302      $   --       $ 3,326     $(2,289)      $(139)     $ 6,200

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------

   2.1 Agreement and Plan of Merger, dated as of December 30, 1999, by and among BDM, Inc. (now known as Bcom3 Group, Inc.), The Leo Group, Inc.,
         The MacManus Group, Inc., TLG Acquisition Corp., and TMG Acquisition
         Corp.

   3.1   Amended and Restated Certificate of Incorporation of Bcom3 Group, Inc.

   3.2   Bylaws of Bcom3 Group, Inc.

   4.1   Form of Stock Purchase Agreement

   9.1   Amended and Restated Voting Trust Agreement, dated as of April 18,
         2001, among the owners of shares of Common Stock of Bcom3 Group, Inc.
         and the voting trustees named therein

  10.1   Investment Agreement, dated as of March 14, 2000, between Dentsu Inc.
         and BDM, Inc. (now known as Bcom3 Group, Inc.)

  10.2   Registration Rights Agreement, dated as of March 14, 2000, between
         BDM, Inc. (now known as Bcom3 Group, Inc.) and Dentsu Inc.

  10.3   Amended and Restated Lease, dated as of December 15, 1997, between 35
         West Wacker Venture, L.L.C. and Leo Burnett Company, Inc.

  10.4 Lease, dated as of October 21, 1987, between Broadway 52nd Associates and D'Arcy Masius Benton & Bowles

  10.5   Employment Agreement, dated as of January 1, 2001, among Roger A.
         Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett
         USA, Inc.

  10.6 Management Transition Agreement, dated as of December 14, 2000, between Roy J. Bostock and Bcom3 Group, Inc.

  10.7 Management Transition Agreement, dated as of December 22, 2000, between Richard B. Fizdale and Bcom3 Group, Inc.

  10.8   Amended and Restated Salary Continuation Agreement, dated as of
         December 29, 1995, and as further amended by letter agreement dated as of June 21, 1999, between Roy J. Bostock and The MacManus Group, Inc.
         (formerly known as D'Arcy Masius Benton & Bowles, Inc.)

  10.9   Amended and Restated Salary Continuation Agreement, dated as of
         December 29, 1995, and as further amended by letter agreement dated as of September 24, 1999, between Craig D. Brown and The MacManus Group,
         Inc. (formerly known as D'Arcy Masius Benton & Bowles, Inc.)

  10.10 Letter agreement, dated as of March 19, 1993, between Roger A. Haupt and Leo Burnett Company, Inc., regarding his Executive Employment
         Consultancy Arrangement

  10.11  Letter agreement, dated as of March 19, 1993, between Richard B.
         Fizdale and Leo Burnett Company, Inc., regarding his Executive
         Employment Consultancy Arrangement

  10.12  Letter agreement, dated as of January 22, 1999, between Christian E.
         Kimball and Leo Burnett Company, Inc., regarding his Executive
         Employment Consultancy Arrangement

  10.13 Letter agreement, dated as of March 2, 2001, between Roy J. Bostock and N.W. Ayer Communications, Inc., regarding rescission of a transaction involving Novo Media Group, Inc. stock

  10.14 Letter agreement, dated as of March 2, 2001, between Craig D. Brown and N.W. Ayer Communications, Inc., regarding rescission of a transaction involving Novo Media Group, Inc. stock

  21.1   Subsidiaries of Bcom3 Group, Inc.

  99.1   2000 Long-Term Equity Incentive Plan of Bcom3 Group, Inc.


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